[redacted]

DANISCO

First you add knowledge...

Commission File No. 82-3158

Danisco USA Inc.
565 Taxter Road, Suite 590
Elmsford
New York 10523-2300
USA
Tel +1 800 255 6837
Tel +1 913 764 8100
Fax +1 914 592 1407
www.danisco.com

March 20, 2008

Office of International Corporate Finance
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Judiciary Plaza
Washington, D.C. 20549

Re: Danisco A/S
Commission File No. 82-3158

Ladies and Gentlemen:

Pursuant to Rule 12g3-2(b)(1)(iii), Danisco A/S hereby submits to the Commission the following information which Danisco has (A) made public pursuant to the laws of Denmark, (B) filed with the Copenhagen Stock Exchange, or (C) distributed to its security holders since its last such submission to the Commission, under cover of a letter dated November 28, 2007.

A schedule of the documents referred to above is attached hereto.

Kindly acknowledge receipt of this submission by stamping the enclosed dated copy of this letter and returning it in the envelope also enclosed.

Very truly yours,

Eileen Gill
General Counsel, Danisco USA

Enclosures

cc: Peter Flägel, Esq.

EG/rw

Number	Date of Publication	Title of Document	Press Release	Made Public under Danish Law	Filed w/Copenhagen Stock Exchange	Distribution to the Securities Holders
A.		**PRESS RELEASES**				
1	11/28/2007	Reasearch on coated phytase benefits the pig industry	X			X
2	12/3/2007	Share Buyback in Danisco A/S	X	X	Notice No.39/2007	X
3	12/102/007	Danisco ice cream concept: Æblekage (apple cake) ice cream	X			X
4	12/10/2008	Share Buyback in Danisco A/S	X	X	Notice No.40/2007	X
5	12/10/2007	Danisco secures raw material supply for xylitol	X			X
6	12/17/2007	H1 Results announcement	X	X	Notice No.42/2007	X
7	12/17/2008	Share Buyback in Danisco A/S	X	X	Notice No.41/2007	X
8	12/17/2007	Genencor to build Center of Excellence in Cedar Rapids	X			X
9	12/20/2007	Vanilla soy ice	X			X
10	1/11/2008	Danisco granted patent on GRINDSTED® IcePro Technology in Great Britain	X			X
11	1/14/2008	Danisco enters into license agreement with Nihon Starch Co. Ltd., Japan	X			X
12	1/22/2008	Acquisition of emulsifiers producer Abitec Ltd.	X			X
13	1/25/2008	Californian Dental Hygienists Association Recommend Sweetener Xylitol to Prevent Tooth Decay	X			X
14	1/28/2008	Sucros Oy press release	X			X

Number	Date of Publication	Title of Document	Press Release	Made Public under Danish Law	Filed w/Copenhagen Stock Exchange	Distribution to the Securities Holders
15	1/29/2008	Improving the Crystallization of Trans-free Fat Blends with Grindsted Crystallizers	X			X
16	2/5/2008	New Phytase benefits the Pig Industry	X			X
17	2/8/2008	Frozen caramel mousse with fruit gel	X			X
18	2/8/2008	Beet sugar production will continue in Finland	X			X
19	2/8/2008	Danisco's sugar production exceeds 1 million tones	X			X
20	2/12/2008	Enzyme technology boosts performance of broilers fed DDGS	X			X
21	2/20/2008	Phytase helps win the fight for dietary phosphorus	X			X
22	2/28/2008	Danisco launches online guide to cutting costs	X			X
23	2/28/2008	Genencor wins second round of funding from the U.S. D.O.E. to develop advanced biomass enzymes	X			X
24	3/3/2008	Recent advances in enzyme technology benefit the global pig industry	X			X
25	3/4/2008	Danisco increases outlook for Sugar and commences Sugar separation	X	X	Notice No. 1/2008	X
26	3/6/2008	Patent awarded for method to detect and inactivate prions that cause variant Creutzfeldt Jakob Disease (vCJD)	X			X
27	3/7/2008	Pro-& Prebiotic Frozen Yoghurt	X			X
28	3/18/2008	Danisco invests in new ice-cream optimizing freezing technology	X			X
29	3/18/2008	Investing in the future	X			X
B.		**NOTICES TO THE STOCK EXCHANGE**				
1	12/3/2007	Share Buyback in Danisco A/S	X	X	Notice No.39/2007	X
2	12/10/2007	Share Buyback in Danisco A/S	X	X	Notice No.40/2007	X
3	12/17/2007	Share Buyback in Danisco A/S	X	X	Notice No.41/2007	X

Number	Date of Publication	Title of Document	Press Release	Made Public under Danish Law	Filed w/Copenhagen Stock Exchange	Distribution to the Securities Holders
4	12/17/2007	H1 Results announcement	X	X	Notice No.42/2007	X
5	3/4/2008	Danisco increases outlook for Sugar and commences Sugar separation	X	X	Notice No. 1/2008	X
C.		**SHAREHOLDERS INFO**				
1	11/28/2007	Research on coated Phytase benefits the pig industry	X			X
2	12/3/2007	Share Buyback in Danisco A/S	X	X	Notice No.39/2007	X
3	12/10/2007	Danisco ice cream concept: Æblekage (apple cake) ice cream	X			X
4	12/10/2008	Share Buyback in Danisco A/S	X	X	Notice No.40/2007	X
5	12/10/2007	Danisco secures raw material supply for xylitol	X			X
6	12/17/2007	H1 Results announcement	X	X	Notice No.42/2007	X
7	12/17/2008	Share Buyback in Danisco A/S	X	X	Notice No.41/2007	X
8	12/17/2007	Genencor to build Center of Excellence in Cedar Rapids	X			X
9	12/20/2007	Vanilla soy ice	X			X
10	1/11/2008	Danisco granted patent on GRINDSTED® IcePro Technology in Great Britain	X			X
11	1/14/2008	Danisco enters into license agreement with Nihon Starch Co.Ltd., Japan	X			X
12	1/22/2008	Acquisition of emulsifiers producer Abitec Ltd.	X			X
13	1/8/2008	Preview IDF Cheese Inside 2008	X			X
14	1/25/2008	Californian Dental Hygienists Association Recommend Sweetener Xylitol to prevent Tooth Decay	X			X

Number	Date of Publication	Title of Document	Press Release	Made Public under Danish Law	Filed w/Copenhagen Stock Exchange	Distribution to the Securities Holders
15	1/28/2008	Sucros Oy press release	X			X
16	1/29/2008	Improving the Crystallization of Trans-free Fat Blends with Grindsted Crystallizers	X			X
17	2/5/2008	New Phytase benefits the Pig Industry	X			X
18	2/8/2008	Frozen caramel mousse with fruit gel	X			X
19	2/8/2008	Beet sugar production will continue in Finland	X			X
20	2/8/2008	Danisco's sugar production exceeds 1 million tones	X			X
21	2/12/2008	Enzyme technology boosts performance of broilers fed DDGS	X			X
22	2/20/2008	Phytase helps win the fight for dietary phosphorus	X			X
23	2/28/2008	Danisco launches online guide to cutting costs	X			X
24	2/28/2008	Genencor wins second round of funding from the U.S. D.O.E. to develop advanced biomass enzymes	X			X
25	3/3/2008	Recent advances in enzyme technology benefit the global pig industry	X			X
26	3/4/2008	Danisco increases outlook for Sugar and commences Sugar separation	X	X	Notice No.1/2008	X
27	3/6/2008	Patent awarded for method to detect and inactivate prions that cause variant Creutzfeldt Jakob Disease (vCJD)	X			X
28	3/7/2008	Pro-& Prebiotic Frozen Yoghurt	X			X
29	3/18/2008	Danisco invests in new ice-cream optimizing freezing technology	X			X
30	3/18/2008	Investing in the future	X			X
31	8/29/2007	Articles of Association for Danisco A/S				X
32	n/a	Board of Directors (revised since last Annual Meeting Aug 2007)				X
33	n/a	Guidelines – Incentive programmes				X
34	n/a	Share Information				X
35	n/a	Corporate governance				X
36	n/a	IR policy				X

Number	Date of Publication	Title of Document	Press Release	Made Public under Danish Law	Filed w/Copenhagen Stock Exchange	Distribution to the Securities Holders
37	3/19/2008	Stock Price		X		X

DANISCO

First you add knowledge...

Text size: A A

28 November 2007 - 10:34

Research on coated phytase benefits the pig industry

Cutting-edge "Thermo Protection Technology" which protects phytase from the adverse effects of high temperatures during feed conditioning and pelleting represents an exciting step forward for the pig feed industry, Dr Augustine Owusu-Asiedu told delegates to the 11th Biennial Conference of the Australasian Pig Science Association.

Presenting a paper entitled 'Bone mineralization and phosphorus digestibility in weaned pigs fed diets containing thermostable phytase', Dr Owusu-Asiedu, Danisco Animal Nutrition, outlined the results of a trial conducted by the University of Alberta, Canada to determine whether coating a new-generation bacteria-derived phytase to confer thermostability up to 90°C had any detrimental effects on the efficacy of the phytase in the pig.

28 day old male weaned pigs were fed diets reduced in calcium and phosphorus, and containing either the uncoated or coated new-generation phytase. Liveweight gain, feed conversion ratio, phosphorus digestibility and bone mineralisation were then measured after three weeks.

No significant differences were found between pigs fed either the uncoated or the coated phytase, confirming that the coating allows phytase to be released effectively in the pig's gut.

You can find more information about our ingredient products and complimentary services for the animal feed industry at **www.danisco.com/animalnutrition**

For further information, please contact:

Andrea Barletta, Global Marketing Director,
Danisco Animal Nutrition
Tel: +44 (0) 1672 517777
Email: andrea.barletta@danisco.com

Julian Cooksley, Account Manager
Kendalls Communications
Tel: +44 (0) 1394 610022
Email: julian.cooksley@kendallscom.co.uk

Download this release in English

Printed Tuesday, 18 March 2008 from
http://www.danisco.com/cms/connect/corporate/investor+relations/investor+news/en/business+updates/2007/businessupdate_243_en.ht

2.

DANISCO

First you add knowledge...

Text size: A A

3 December 2007 - 08:25

Share buyback in Danisco A/S

On 20 June 2007 the Board of Directors of Danisco decided to launch a share buyback programme under which Danisco will buy back treasury shares for an amount of up to DKK 500,000,000 in the period from 3 July 2007 to 14 December 2007.

Notice no.39/2007

The programme is structured according to the provisions of the EU Commission's regulation no. 2273/2003 of 22 December 2003, also referred to as the 'safe harbour method'.

Since our Notice no. 12/2007 of 9 July 2007, the following transactions have been made under the programme:

	Number of shares	Average purchase price in DKK	Transaction value in DKK
Accumulated at latest Notice	1,160,500	402.26	466,826,295
26 November 2007	-	-	-
27 November 2007	5,000	370.45	1,852,250
28 November 2007	5,000	373.95	1,869,750
29 November 2007	12,000	376.08	4,512,960
30 November 2007	-	-	-
Accumulated volume under programme	1,182,500	401.74	475,061,255

With the buyback of shares as stated above, Danisco owns a total of 1,374,077 treasury shares of a nominal value of DKK 20 each, corresponding to 2.81% of the total number of 48,941,495 issued shares.

An amount of DKK 24,938,745 remains to be used under the programme.

Yours faithfully

Tom Knutzen
CEO

For further information, please contact:

Investor Relations, tel.: +45 3266 2912, e-mail: investor@danisco.com
Media Relations, tel.: +45 3266 2913, e-mail: info@danisco.com

Download this release in English

Download this release in Danish

Printed Tuesday, 18 March 2008 from
http://www.danisco.com/cms/connect/corporate/investor+relations/investor+news/en/stock+exchange+news/2007/investor_249_en.htm

3.

DANISCO

First you add knowledge...

Text size: A A

10 December 2007 - 08:02

Danisco ice cream concept: Æblekage (apple cake) ice cream

The original Danish "æblekage" (apple cake) can be traced back to 1759.



It is made with layers of apple puree and butter-roasted bread crumbs and is served with whipped cream on the top.

"Æblekage" is a seasonal dessert associated with Autumn, using the surplus of the apple harvest.

This ice cream concept is based on a soft ice cream with an apple cake-flavoured ripple and sprinkles of brown sugar.

The caramel- and cinnamon-flavoured ice cream combined with the injected apple-flavoured centre filling results in an ice cream close to an old family "æblekage" recipe.

Contact Danisco to receive the concept handout in PDF format, samples or more information.

Printed Tuesday, 18 March 2008 from
http://www.danisco.com/cms/connect/corporate/investor+relations/investor+news/en/business+updates/2007/businessupdate_245_en.ht

4

DANISCO

First you add knowledge...

Text size: A A

10 December 2007 - 08:16

Share buyback in Danisco A/S

On 20 June 2007 the Board of Directors of Danisco decided to launch a share buyback programme under which Danisco will buy back treasury shares for an amount of up to DKK 500,000,000 in the period from 3 July 2007 to 14 December 2007.

Notice no.40/2007

The programme is structured according to the provisions of the EU Commission's regulation no. 2273/2003 of 22 December 2003, also referred to as the 'safe harbour method'.

Since our Notice no. 12/2007 of 9 July 2007, the following transactions have been made under the programme:

	Number of shares	Average purchase price in DKK	Transaction value in DKK
Accumulated at latest Notice	1,182,500	401.74	475,061,255
3 December 2007	6,000	378.23	2,269,380
4 December 2007	10,000	378.33	3,783,300
5 December 2007	4,000	382.10	1,528,400
6 December 2007	11,000	386.18	4,247,980
7 December 2007	6,000	388.54	2,331,240
Accumulated volume under programme	1,219,500	401.17	489,221,555

With the buyback of shares as stated above, Danisco owns a total of 1,411,077 treasury shares of a nominal value of DKK 20 each, corresponding to 2.88% of the total number of 48,941,495 issued shares.

An amount of DKK 10,778,445 remains to be used under the programme.

Yours faithfully

Tom Knutzen
CEO

For further information, please contact:
Investor Relations, tel.: +45 3266 2912, e-mail: investor@danisco.com
Media Relations, tel.: +45 3266 2913, e-mail: info@danisco.com

Download this release in English

Download this release in Danish

5.

DANISCO

First you add knowledge...

Text size: A A

10 December 2007 - 12:32

Danisco secures raw material supply for xylitol

As previously announced, Danisco is pleased to confirm the completion of an expansion to the largest xylose factory in the world.



The factory, Danisco Sweeteners GmbH, located in Lenzing, Austria, is the latest Danisco investment to come on stream to secure and increase the production of xylose, the raw material for xylitol production.

Danisco is the world's leading supplier of xylitol, the cariostatic bulk sweetener recognised world-wide for its unique dental benefits.

Xylitol has seen remarkable growth since its commercialisation in the early 1970's, particularly due to its inclusion as a unique ingredient in sugar free chewing gum thanks to its cool refreshing taste and it's clinically documented dental benefits.

The xylose plant expansion was designed and initiated at the beginning of 2006 at a cost of €23 million. The manufacturing process is based on Danisco's highly efficient proprietary and patented technology to produce xylose from hardwood sources, at the most competitive cost.

Its efficiency is enhanced by close co-operation with Lenzing AG, the world leader in cellulose fibre technology.

Nicholas Dunning, EVP of Danisco's Sweeteners and Pharma unit commented that, "this integration is an excellent example of Danisco's ongoing commitment to increased sustainability and the utilisation of renewable, natural resources. Our strategy is to develop the Xylitol business globally and the expansion at Lenzing is an important piece in our plan."

Xylitol is approved for food use in over 50 countries and this, combined with increasing commercial and scientific interest in xylitol globally, has led to a strong demand for xylitol in the global market.

The completion of the plant expansion in Austria will considerably increase Danisco's capacity to supply the raw material for xylitol production, to ensure that Danisco will continue to remain the world's leading manufacturer of xylitol.

For more information, please contact:

Sarah-Jane Jumppanen, Communications Manager - Sweeteners & Pharma
Tel: +44 1737 773732 or email: sarah.jane.jumppanen@danisco.com

6.

DANISCO

First you add knowledge...

Text size: A A

17 December 2007 - 10:28

H1 Results announcement

Announcement of Results for H1 2007/08 (1 May – 31 October 2007)

Notice no 42: /2007

Margin expansion despite challenging markets

Both Ingredients and Sugar achieved EBIT margin expansion Y/Y, thus enabling us to report 5% growth in EBIT before special items in the face of challenging market conditions, particularly higher raw material costs and a weakened USD.

CEO Tom Knutzen comments: 'We have reported another quarter of expansion in the underlying EBIT margin of our Ingredients business despite soaring input costs, and we will continue our focus on value creation. As a result of our decision to demerge Sugar, we are currently also reviewing the strategic direction and priorities of our core Ingredients business, including a review of our capital structure.'

Highlights

- Ingredients' topline grew organically by 3% in H1 2007/08 driven by higher prices. The Bio Ingredients division was the main growth contributor with 5%. We expect organic topline growth to increase for Ingredients over the coming quarters
- Our Ingredients business achieved an EBIT margin of 14.2% in H1 2007/08 against 13.5% in H1 2006/07 driven by advances in both Bio Ingredients and Texturants & Sweeteners
- Sugar's good start to the year continued, and cost containment efforts and an improved sales mix further enhance our confidence in this year's earnings potential. The EU sugar reform remains a challenge until fully implemented, but we maintain our confidence in our long-term financial targets for Sugar
- We are continuing to work towards independence for Sugar. In October, we appointed Deutsche Bank to be our advisors in this process

Outlook for 2007/08

For the Group, we still expect an EBIT of at least DKK 1.95 billion.

As a result of the weakening USD, we lower our EBIT outlook for Ingredients by approximately DKK 50 million to around DKK 1.6 billion.

For Sugar, we upgrade our EBIT by DKK 50 million, to around DKK 500 million, after satisfactory operating performance in H1.

For the group, we now expect to report profit for the year before share-based payments of around DKK 1.5 billion (previously at least DKK 1.45 billion). See page 12 for further details.

Download the full H1 results in English

Download the full H1 results in Danish

Printed Tuesday, 18 March 2008 from
http://www.danisco.com/cms/connect/corporate/investor+relations/investor+news/en/stock+exchange+news/2007/investor_252_en.htm

7.

DANISCO

First you add knowledge...

Text size: A A

17 December 2007 - 08:06

Share buyback in Danisco A/S

On 20 June 2007 the Board of Directors of Danisco decided to launch a share buyback programme under which Danisco will buy back treasury shares for an amount of up to DKK 500,000,000 in the period from 3 July 2007 to 14 December 2007.

Notice no.41/2007

The programme is structured according to the provisions of the EU Commission's regulation no. 2273/2003 of 22 December 2003, also referred to as the 'safe harbour method'.

Since our Notice no. 12/2007 of 9 July 2007, the following transactions have been made under the programme:

	Number of shares	Average purchase price in DKK	Transaction value in DKK
Accumulated at latest Notice	1,219,500	401.17	489,221,555
10 December 2007	5,000	384.57	1,922,850
11 December 2007	10,000	378.45	3,784,500
12 December 2007	3,000	376.81	1,130,430
13 December 2007	6,000	368.65	2,211,900
14 December 2007	4,700	369.29	1,735,663
Accumulated volume under programme	1,248,200	400.58	500,006,898

With the buyback of shares as stated above, Danisco owns a total of 1,439,777 treasury shares of a nominal value of DKK 20 each, corresponding to 2.94% of the total number of 48,941,495 issued shares.

The share buyback programme of 20 June 2007 has now been completed.

Yours faithfully

Tom Knutzen
CEO

For further information, please contact:

Investor Relations, tel.: +45 3266 2912, e-mail: investor@danisco.com
Media Relations, tel.: +45 3266 2913, e-mail: info@danisco.com

Download this release in English

Download this release in Danish

8.

DANISCO

First you add knowledge...

Text size: A A

17 December 2007 - 09:00

Genencor to build Center of Excellence in Cedar Rapids

Genencor, a division of Danisco A/S, today announced plans to construct a new 20,000-square-foot Applications and Training Center in Cedar Rapids, Iowa.

The project will have a capital investment of approximately $3.5 million and will create about 20 new positions.

The project is subject to formal approval for financial assistance, which includes direct financial assistance, tax credits and property tax exemptions from the City of Cedar Rapids, Kirkwood Community College, and the State of Iowa.

Pending approval, construction is scheduled to be complete between the fall of 2008 and spring of 2009, at the company's 80-acre manufacturing site located at 1000 41st Avenue Drive, Southwest.

"This is yet another positive development in the growth of the grain processing, ethanol and biotechnology industries in Iowa," said Iowa's Governor Chet Culver. "Companies like Genencor are attracted not only to Iowa's corn production, but to our robust opportunities to build business and attract skilled workers. They are part of a sustainable future for the region and for the country as a whole."

Fuel ethanol and carbohydrate processing customers will be able to solve real-world production challenges at the center. (Carbohydrate processing involves making products such as food sweeteners.) The center will include a fully equipped laboratory for analysis and testing, and some of the industry's top technicians and scientists at Genencor. It also will provide extensive training facilities for customers and staff to build technical knowledge.

"This project supports our mission to continue to provide the most advanced enzyme applications technologies to make grain processing production more efficient and effective," said Troy Wilson, vice president, Grain Processing, for Genencor. "Priority One, the business community, city and state government officials have all contributed to making Cedar Rapids a key location for this business."

"Genencor's training facility is a prime example of how the Cedar Rapids/Iowa City Technology Corridor is positioned to serve the rapidly growing industrial biotechnology industry," added Mark Seckman, President of Priority One. "Priority One will aggressively assist Genencor through our workforce initiatives to attract the talent needed to fulfill the highly skilled positions for the operation."

"The Iowa Department of Economic Development is happy to be a strategic partner with the City of Cedar Rapids and Priority One in this project," said Mike Tramontia, Director of the Iowa Department of Economic Development. "This project creates opportunities that attract working professionals in the biotechnology sector. These positions, coupled with the quality of life offered in the Cedar Rapids area, provide a state-wide model for business attraction."

"Genencor has a great history in Cedar Rapids," stated Mayor Halloran. "The people who work at Genencor are very involved in our community and I am glad our continued investment resulted in Genencor's decision to locate their training facility in Cedar Rapids."

For further information, please contact:

Mark Seckman, President
Priority One
tel: + 1 319 730 1420

Jennifer Allison Hutchins
Manager Division Communication
Genencor
tel: + 1 585 256 6973

Download this release in Danish

7.

DANISCO

First you add knowledge...

Text size: A A

20 December 2007 - 09:02

Vanilla soy ice

Ten years ago soy ice was mostly found in health and speciality stores.



Now an increasing number of ice cream products based on soy protein appear on the traditional market, becoming a category in itself.

In addition to being an alternative to milk-based ice cream, soy proteins are associated with low allergenic pressure and health, even known for its LDL "bad" cholesterol-reducing abilities while raising "good" cholesterol, HLD.

This soy ice is developed in close collaboration with a leading manufacture of soy proteins/isolates and the flavour company Firmenich.

CREMODAN 1101 LF IcePro produces a soy ice with very good mouthfeel and excellent storage stability.

Contact Danisco to receive the concept handout in PDF format, samples or more information.

Printed Tuesday, 18 March 2008 from
http://www.danisco.com/cms/connect/corporate/investor+relations/investor+news/en/business+updates/businessupdate_246_en.htm

10.

DANISCO

First you add knowledge...

Text size: A A

11 January 2008 - 09:09

Danisco granted patent on GRINDSTED® IcePro Technology in Great Britain

Danisco has for several years been working on the revolutionary GRINDSTED® IcePro technology, which enables ice cream producers to significantly improve ice cream quality in general and reduce fat or other solids in particular without compromising texture and taste.

"I am very pleased that we have now been granted this patent on our technology", says Anders Wilhjelm, Executive Vice President and Head of Gums & Systems, Danisco. "This is the first of hopefully several patents around the world and confirms the strength and uniqueness of our GRINDSTED® IcePro functional systems technology".

GRINDSTED® IcePro blends for ice cream producers have been marketed by Danisco for more than two years and already enjoy considerable commercial success. The historically strong rise in the cost of dairy ingredients makes GRINDSTED® IcePro an attractive way of controlling production costs.

For further information, please contact:

Jens Holstborg, Director, Development & Marketing, Gums & Systems, Danisco A/S Tel: +45 8943 5504, mobile: +45 2949 3898

Download this release in English

Download this release in Danish

Printed Tuesday, 18 March 2008 from
http://www.danisco.com/cms/connect/corporate/investor+relations/investor+news/en/business+updates/2008/businessupdate_248_en.ht

11.

DANISCO

First you add knowledge...

Text size: A A

14 January 2008 - 14:15

Danisco enters into license agreement with Nihon Starch Co. Ltd., Japan

Danisco and Nihon Starch Co. Ltd., Japan, have entered into a license agreement on exploiting the Danisco-developed anhydrofructose technology.

The anhydrofructose technology is an alternative starch processing technology which enables anhydrofructose to be produced from starch instead of glucose.

This is an example of Danisco's strong knowledge and technology platform being used to generate value through out-licensing.

'We are very proud of this agreement and are confident that the highly esteemed and successful Japanese company, Nihon Starch Co. Ltd., is capable of speeding up the introduction of this new technology into the Japanese market,' says Aksel Buchter-Larsen, Vice President, Intellectual Assets – Patents, Danisco A/S.

Anhydrofructose is a calorie-free sugar naturally found in edible mushrooms and seaweeds. It has potential use in both food and non-food applications, including green chemistry, pharmaceuticals as well as oral health. Anhydrofructose has certain antimicrobial effects on gram-positive bacteria and can be used as a natural antioxidant in high-quality foodstuffs.

Nihon Starch Co. Ltd. based in Kagoshima is one of the largest starch processing and food companies in Japan. Through the agreement Nihon Starch Co. Ltd. gains access to Danisco's technology for use in food, food safety as well as non-food applications in Japan.

For further information, please contact:

Telmo Figueiredo, Patent Manager, Intellectual Assets – Patents, Danisco A/S
Tel: +45 3266 2280, mobile: +45 2146 9014

Aksel Buchter Larsen, Vice President, Intellectual Assets – Patents, Danisco A/S
Tel: +45 3255 2294, mobile: +45 2086 2294

Download this release in English

Download this release in Danish

Anhydrofructose factsheet

Printed Tuesday, 18 March 2008 from
http://www.danisco.com/cms/connect/corporate/investor+relations/investor+news/en/press+releases/2008/pressrelease_400_en.htm

12.

DANISCO

First you add knowledge...

Text size: A A

22 January 2008 - 15:30

Acquisition of emulsifiers producer Abitec Ltd.

In accordance with our strategic target of boosting growth in the core Ingredients business, Danisco has signed an agreement for the acquisition of the shares in UK-based emulsifiers producer Abitec Ltd. The acquisition is conditional upon the approval of the appropriate competition authorities.

Abitec Ltd. is situated in Northampton, UK, with a production plant employing 55 persons and generating revenue of around DKK 200 million. Abitec is currently part of the Ingredients division
of Associated British Foods plc and supplies emulsifiers and medium-chain triglycerides (MCT) mainly to the European market.

Emulsifiers based on natural raw materials can be used by food producers to counter increasing raw material costs. Also, when changing from a trans fat to a non-trans fat content in food, Danisco offers knowledge to address the issues of capacity and performance needed to be taken into account when reformulating to trans free solutions.

'By combining Danisco's emulsifiers technology and production capability with Abitec's customer base and market access, we will create an even better platform for developing new products and supporting customer needs and thereby further enhance our position,' says Martin Klavs Nielsen, head of Danisco's Emulsifiers business.

Upon completion of the agreement, Abitec Ltd. will be integrated into Danisco's Emulsifiers business unit.

About Abitec Ltd.

Responding to customers' specific requirements, Abitec Ltd. produces a range of emulsifiers applied by the nutritional, cosmetic, personal care and food markets. Its food emulsifiers provide the functional properties required by today's modern food industry, performing many essential functions in a wide range of food applications such as bread, ice cream, margarine and dairy products.

For further information, please contact:

Martin Klavs Nielsen, Executive Vice President, Emulsifiers, tel.: +45 8943 5500

Julie Quist, Investor Relations Manager, tel.: +45 3266 2925

Helle Helgren, Media Relations Officer, tel.: +45 3266 2930

Download this release in English

Download this release in Danish

13.

DANISCO

First you add knowledge...

Text size: A A

25 January 2008 - 15:02

Californian Dental Hygienists Association Recommend Sweetener Xylitol to Prevent Tooth Decay

The Californian Dental Hygienist's Association (CDHA) was promoting the dental benefits of xylitol over the holiday season and into the New Year, describing xylitol as the gift that "not only tastes sweet but fights cavities at the same time".

Jean Honny, president of the CDHA, stated "While we recommend this natural sweetener to patients throughout the year, the Christmas and New Year's season is the perfect time to raise even greater awareness. Dental decay affects almost every resident in the United States, causing untold costs in time, money, and suffering" and concluding that "Fortunately, this amazing sweetener can actually help to prevent decay."

Xylitol is available in numerous chewing gums, mints, toothpastes, mouthwashes and numerous other products, and can even be purchased in a granulated form for use as a table top sweetener or replacement for sugar.

Xylitol is the perfect "healthy habit" to start the year. Not only can xylitol reduce tooth decay but it can also reverse the early stages of decay. It works by altering the balance of the bacteria found in the mouth, inhibiting the most virulent decay-causing bacteria and favouring the less harmful bacteria.

Decay-causing bacteria are contagious, and passed from parents to children when kissing or sharing spoons or bites of food, and xylitol has even been demonstrated to actually reduce the transfer of bacteria from mothers to their babies.

Xylitol has been used in foods since the late 1960s, and is approved for use in almost all countries worldwide, including the USA. It is equal in sweetness to sugar, whilst yielding 40 percent fewer calories.

Numerous studies over a period of nearly 40 years have confirmed the unique dental properties of xylitol and have revealed other advantages to using xylitol products, including increased salivary flow in people affected by dry mouth, prevention of ear infections, calorie control, and approved for diabetics.

For further information, please contact:

Ross Craig, Product Manager
E-mail: ross.craig@danisco.com

Printed Tuesday, 18 March 2008 from
http://www.danisco.com/cms/connect/corporate/investor+relations/investor+news/en/business+updates/2008/businessupdate_249_en.ht

SUCROS OY

Lehdistötiedote

28.1.2008

CLEAR WILLINGNESS TO CONTINUE BEET GROWING, BUT SUCROS IS CONTINUING CONTRACTING TO SECURE A FULL QUOTA FOR THE COMING 7 YEARS

All in all 1.066 Finnish beet growers have said yes to continue beet growing and increasing their growing area so that it corresponds to 80.338 tons of sugar. Most of the growers continuing and increasing their area are situated near Säkylä factory, 90 % having less than 160 km to the factory. The amount of those growers further away than 160 km corresponds to 8.288 tons, which might not be sustainable long term

All in all 812 (43%) growers announced stopping beet growing. These farms are smaller than average beet growers and their quota amounts up to 27.837 tons (35%).

We are satisfied that 1.066 beet growers want to continue and even increase their area, but to ensure the sufficient profitability we still need more growers to sign up or increase their commitment. The future Finnish sugar quota will be 80.999 tons but each year we experience that some farmers stop growing and weather conditions may have a big influence on the crop, too. Thus we have to have some reserve growing area and further willingness to avoid an unfortunate situation not reaching the needed crop level to maintain the profitable sugar production.

This is a matter of a solution for many years and we need a growing willingness to extend for the whole IPA period. Sugar industry has still a possibility to sell the quota next year and get compensation, should the beet growing not reach a satisfactory level. It is therefore essential that we get a sufficient growing willingness for the whole period. That's why also opening for new growers is considered together with the present ones.

Finnish government, both Ministry of Agriculture and Ministry of Employment and the Economy have in many connections highlighted the importance of continuing sugar production and announced its support to the sugar production chain. The measures are, however, still to be finally defined.

The compensation for the beet growers that want to stop is to be decided by the government. If the beet growing continues in Finland, there is only a compensation based on 9.001 tons of sugar available despite the fact that the quota of those growers willing to stop is 27.837 tons. It is possible that part of the stopping growers is not getting any compensation. Sucros is willing to offer a possibility to continue for those growers having announced their stopping but who won't get any compensation.

Sucros and its shareholders Danisco Sugar A/S and Lännen Tehtaat Oyj will now evaluate the situation and negotiate with the relevant parties how to ensure further beet growing and how to guarantee all the necessary government support measures. We hope to be able to have a decision ready in two weeks.

Growing area	Number of growers	Will contract			Will stop growing		
		no	%	sugar (tn)	no	%	sugar (%)
Satakunta	501	388	77 %	28 001	113	23 %	3 434
Vakka-Suomi	318	219	69 %	15 019	99	31 %	2 770
Salon seutu	358	237	66 %	21 637	121	34 %	4 393
Häme	282	113	40 %	7 470	169	60 %	6 675
Etelärannikko	190	76	40 %	5 563	114	60 %	4 466
Ahvenanmaa	94	12	13 %	1 029	82	87 %	2 737
Itä-Suomi	44	3	7 %	192	41	93 %	981
Pohjanmaa	91	18	20 %	1 429	73	80 %	2 381
Total	1 878	1 066	57 %	80 338	812	43 %	27 837

Päivi Paakkarinen
Managing Director of Sucros OY

Mogens Granborg
Chairman of the Sucros board

For further information please contact:
Managing Director Päivi Paakkarinen, p. +358 010 431 5200

15.

DANISCO

First you add knowledge...

Text size: A A

29 January 2008 - 09:02

Improving the Crystallization of Trans-free Fat Blends with Grindsted Crystallizers

With an increasing amount of government legislation and a growing awareness of health, there is increased pressure to remove trans fatty acids from food products. In some markets this includes the removal of the term "hydrogenation" from the label as well.

This move from fat blends containing trans fats, hereby referred to as conventional fat blends, to trans-free fat blends has been challenging for the food industry. Trans fatty acids offer a host of functional benefits, such as but not limited to, melting behavior, texture properties, crystallization behavior and final consumer product attributes. The aim of this article is to show how Danisco's GRINDSTED® CRYSTALLIZER Emulsifier blends can be used in trans-free fat blends to overcome the limitations associated with the replacement of trans fatty acids with trans-free fatty acids.

There are many different approaches to reducing the level of trans fat in food products1.These include hydrogenation, interesterification and fractionation. These approaches have been successful at addressing the physical properties of the fat blend, namely solid fat profile and melting point. However, targeting just these properties can lead to inadequate performance in the production process and in the final product's characteristics as well.

Trans-free oils such as palm oil and interesterified oils may have a slower rate of crystallization than conventional trans fat blends which in turn can influence structure and change the melting characteristics. When crystallization rate is slowed, production throughput needs to be reduced to give a similar product. This reduction of throughput or capacity is an additional cost that manufactures must take into account when calculating the cost of using trans-free oils and fats. In addition, post crystallization can occur if the product is not fully crystallized during manufacturing. When this occurs, this "uncontrolled" crystallization leads to post hardening and potential quality problems in the eyes of the consumer.

Improving the rate of crystallization of trans-free fat blends can be very beneficial, allowing the fats to reach a certain SFC within the manufacturing process. Historically, there have been several approaches to improve crystallization rate. One strategy is the addition of 1-2% fully/highly saturated triglyceride. This approach may help to some degree but it is unlikely to solve the crystallization issue entirely. In addition, for those manufacturers concerned with "hydrogenation" on the label or additional saturated fat in the product, this strategy has limited usefulness.

A second approach is to increase the amount of standard emulsifiers. As with the previous strategy, this approach may help to some degree but it does not solve the crystallization issue entirely. When a standard mono and -diglyceride solution is used to induce crystal growth, it may not be enough to inhibit post crystal formation.

Finally, the GRINDSTED® CRYSTALLIZER emulsifier blends have been specifically developed to increase the crystallization rate of trans-free and hydrogenation free fat blends to a level comparable with or better than conventional fat blends. When compared to the previous strategies, most GRINDSTED® CRYSTALLIZERs contain less saturated fatty acids than fully saturated triglycerides. In addition, as previously stated, the GRINDSTED® CRYSTALLIZER range has a greater potential for influencing fat crystallization than standard emulsifiers.

GRINDSTED® CRYSTALLIZERs are based on technology summarized by Wassell[1] and examples are included in the following table.

GRINDSTED® CRYSTALLIZER	Labelling
GRINDSTED® CRYSTALLIZER 100	E471 Mono- and diglycerides , Triglyceride
GRINDSTED® CRYSTALLIZER NH105	E471 Mono- and diglycerides
GRINDSTED® CRYSTALLIZER 201	E475 Polyglycerol ester E471 Mono- and diglycerides
GRINDSTED® CRYSTALLIZER 202	E471 Mono- and diglycerides
GRINDSTED® CRYSTALLIZER 300	E471 Mono- and diglycerides E472b Lactic acid ester (LACTEM)
GRINDSTED® CRYSTALLIZER 400	E471 Mono- and diglycerides E475 Polyglycerol ester (PGE)

GRINDSTED® CRYSTALLIZERs are easy to use. Just melt the CRYSTALLIZER into the trans-free fat and process in a similar manner as a conventional fat.

Low-trans flaked and beaded fat products are another area where the GRINDSTED® CRYSTALLIZERs have benefit. As mentioned earlier, because some low trans fats are slower to CRYSTALLIZER than trans fats, low trans flaked and beaded products can be particularly challenging. Fast crystallization is needed for two reasons. First, rapid crystallization helps form the bead or flake and then "lock" it in that shape. Second, a rapid crystallization is needed so the product does not undergo post crystallization in the box or bag. If this occurs, the heat released during the post crystallization process can cause the individual beads and flakes to fuse together and cause the product to become clumpy. The GRINDSTED® CRYSTALLIZERs increase the rate of crystallization in these trans-free beaded and flaked products to help form the bead or flake and then minimize post crystallization.

In products containing significant levels of palm product, it is well documented that post crystallization can occur leading to textural problems[2]. The ideal packing point occurs when the product is fully crystallized at the end of the processing line. This is rarely optimal in practice. The challenge is to minimize the amount of "uncontrolled" crystallization or post crystallization that occurs after packaging the product. Low-trans fat products are particularly vulnerable to post crystallization because of their slow crystallization time. GRINDSTED® CRYSTALLIZERs assist in decreasing the crystallization time and thereby minimizing the amount of post crystallization that occurs.

The move to trans-free fat blends can also negatively impact the final product characteristics. The addition of GRINDSTED® CRYSTALLIZER to the shortening can improve the crumb stability and appearance of yellow cake. GRINDSTED® CRYSTALLIZER also gives increased plasticity and facilitates lamination of puff pastry products when the CRYSTALLIZER is incorporated into the puff pastry margarine. CRYSTALLIZER can also be used in trans-free fat based fillings in cookies for example. The CRYSTALLIZER helps to optimize the crystallization to speed up the production process, optimize capacity and reduce the cost of using trans-free fats.

In batter systems, GRINDSTED® CRYSTALLIZERs can also help to influence creaming and emulsification. While GRINDSTED® CRYSTALLIZERs may also contain a surfactant which positively affects an emulsion; this benefit is enhanced indirectly through strengthening of the interface due to more tangently aligned crystal numeracy, having lipophilic behavior.

GRINDSTED® CRYSTALLIZER can improve the final product attributes of other types of products as well. Examples include, but are not limited to, ice cream,

dressings and spoonable salad dressings, low fat spreads, confections and confectionery fats and analog milk products.

The addition of GRINDSTED® CRYSTALLIZERs has also been shown to increase the visco-elastic and viscosity of the fat / oil blend. This allows for the removal of a portion of the saturated fat from the formulation.

In conclusion, the inclusion of GRINDSTED® CRYSTALLIZERs in trans-free fat blends can improve production capacity and optimize costs. They can also be utilized to reduce the use of hydrogenated fats and saturated fats as well. Finally, in a variety of applications, the improved crystallization that results from the use of GRINDSTED® CRYSTALLIZERs improves the final product the consumer experiences.

1. Wassell, P. and Young, N.W.G. (2007) Food Applications of Trans Fatty Acid Substitutes. International Journal of Food Technology, 42, 503-517.
2. Ueneo, S., Kawakami, S., and Sato, K. (2006) Synchroton-radiation X-ray diffraction analysis of crystallization of palm oil and its high melting fraction. 4th Euro Fed Lipid Congress, Book of Abstracts 1-4th October 2006, University of Madrid (UCM) Spain p.489.

Printed Tuesday, 18 March 2008 from
http://www.danisco.com/cms/connect/corporate/investor+relations/investor+news/en/business+updates/2008/businessupdate_250_en.ht

16

DANISCO

First you add knowledge...

Text size: A A

5 February 2008 - 09:00

New phytase benefits the pig industry

New generation E. Coli phytase represents an exciting step forward for the pig feed industry, reported Anne-Marie Debicki-Garnier at the 40th Journées de la Recherche Porcine, Paris, France.

Presenting a poster entitled 'Efficacy of a new phytase in swine nutrition", Anne-Marie Debicki-Garnier, Senior Technical Manager for Danisco Animal Nutrition, outlined the results of two trials conducted by ADAS, UK.

The first trial was set up to determine the efficacy of a new generation E. Coli phytase (Phyzyme XP, Danisco) in improving phosphorus and calcium digestibility in young pigs.

The second trial was designed to assess the ability of the new generation phytase to improve liveweight gain and feed efficiency of young pigs fed diets reduced in calcium and phosphorus.

For the first trial, 24 male pigs (start weight ~7 kg) were split into 4 dietary groups - positive control, negative control (digestible phosphorus reduced by 0.14% and calcium reduced by 0.12%), negative control supplemented with either 500 or 1000 FTU/kg new generation phytase.

Phytase addition significantly ($P<0.001$) improved the coefficients of digestibility of calcium and phosphorus compared to both the positive and negative control.

In the second trial (35 days duration), 288 male piglets (start weight ~7.7 kg), were allocated to 6 treatments. The treatments included a positive control and a negative control, with phosphorus and calcium reductions similar to those used in the first trial. The negative control was also supplemented with the new generation phytase at 250, 500, 1000 or 2000 FTU/kg feed.

Pigs fed the negative control diet showed significantly lower liveweight gain and poorer feed efficiency versus the positive control. Liveweight gain and feed efficiency improved as the level of phytase added to the feed increased, with 500 FTU phytase/kg feed restoring performance to the same level as pigs fed the positive control diet.

For further press information, please contact:

Andrea Barletta, Global Marketing Director,
Danisco Animal Nutrition
Tel: +44 (0) 1672 517777
Email: andrea.barletta@danisco.com

Julian Cooksley, Account Manager
Kendalls Communications
Tel: +44 (0) 1394 610022
Email: julian.cooksley@kendallscom.co.uk

17

DANISCO

First you add knowledge...

Text size: A A

8 February 2008 - 10:32

Frozen caramel mousse with fruit gel

The last course in a nice meal is always a delicious dessert – the present suggestion is a caramel mousse with a fresh lemon gel.



For this we have used our newly developed CREMODAN® MOUSSE 30 ECO which gives an excellent soft structure and a very good flavour release in the product.

The mousse is produced with ice cream equipment. A fresh eating lemon gel is put on top of the mousse. The gel is based on GRINDSTED® Carrageenan CW 599 FLX, which gives a very short and fresh eating gel that fits nicely with the used lemon flavouring from Firmenich.

Contact Danisco to receive the concept handout in PDF format, samples or more information.

Printed Tuesday, 18 March 2008 from
http://www.danisco.com/cms/connect/corporate/investor+relations/investor+news/en/business+updates/2008/businessupdate_252_en.ht

18.

DANISCO

First you add knowledge...

Text size: A A

8 February 2008 - 12:09

Beet sugar production will continue in Finland

Sucros Oy and its owners Danisco Sugar A/S and Lännen Tehtaat Oyj have decided to continue sugar production in Säkylä sugar factory.

This means that we can also in the future offer our customers and Finnish consumers sugar farmed and produced in Finland. Due to EU sugar reform, domestic beet sugar production has decreased 45 % from the level 2005 and is now 80.999 tons a year. This equates, however, nearly half of the consumption so domestic sugar has still an important role on a Finnish 'dining table'.

We are very satisfied that sugar beet growers and MTK/SLC have shown strong commitment to continuing beet growing substantially enough for the coming seven-year IPA period. The extended reception time of growing contracts resulted in fulfilling this year's sugar quota added with a small extra amount. All in all 1.073 growers are willing to grow beets during the coming contract period. The total area for beet will be ca. 14.400 ha.

Sugar beet growing will concentrate nearer Säkylä factory. During the next growing season the average distance of the farms from the factory will be ca. 90 km, whereas last year it was around 110 km. About 10 % of the beets will be grown further than 160 km from the factory. The average beet growing area of a single farm will increase from 10 hectares up to 13 hectares.

Finnish government has in many connections highlighted the importance of continuing sugar production. Sucros, the beet growers, MTK/SLC and the Finnish government have a joint responsibility to ensure a long-term sustainable beet growing and sugar production in Finland. The decision Sucros has now made is based on all parties working in favour of continuing beet growing and beet sugar production.

Säkylä sugar factory was built in 1952. During the campaign it slices on average 7.500 tons of beet daily and produces 1.100 tons of sugar out of it. The factory is giving work to ca. 70 employees the year round and in the autumn it employs additionally 40 seasonal campaign workers. The domestic beet sugar production is indirectly giving work to hundreds of people. For example during the beet campaign around 350-400 truck drivers are getting their income from sugar related transportation.

Sucros Oy and its 100 % owned daughter company Finnsugar Ltd. is producing and marketing various granulated and liquid sugars, syrups and special products. The products are delivered to industrial customers in tank trucks or packed into bags and containers of different sizes. To the consumers we are offering a broad product portfolio of granulated and cube sugars, special products and syrups under the brand name Dansukker.

There will be a press conference at Sucros Oy Säkylä factory 8.2.2008 at 12.

For further information please contact:

Managing Director Päivi Paakkarinen, tel: +358 10 431 5200

Download this release in English

Download this release in Danish

Printed Tuesday, 18 March 2008 from
http://www.danisco.com/cms/connect/corporate/investor+relations/investor+news/en/press+releases/2008/pressrelease_403_en.htm

19.

DANISCO

First you add knowledge...

Text size: A A

8 February 2008 - 15:20

Danisco's sugar production exceeds 1 million tonnes

Record-high yields from sugar beet fields in several countries have resulted in a large sugar output as expected.

Danisco's sugar production in Denmark, Sweden, Finland, Germany and Lithuania totalled 1,069,000 tonnes of sugar in the campaign just ended. This exceeds Danisco's total EU quota of 973,000 tonnes of sugar by close to 100,000 tonnes and is, hence, a satisfactory result, which is in line with expectations.

Executive Vice President Thomas B. Olsen elaborates on the result: 'Favourable weather conditions gave us the best possible start to the growing season and have contributed to a record-high sugar yield in several of our production countries. However, growing conditions were not optimal during the summer and autumn, which is the reason for the local variations in yields.'

'The higher yield levels overall also reflect the extensive efficiency improvements made within beet growing in our region in the past few years. In consequence, the average yield level for the 20% growers generating the highest yields is now around 11-12 tonnes of sugar per hectare in most of our production countries. Beet growing is now concentrated with farmers who focus strongly on this crop to the effect that sugar beet has become a key, stable crop in Northern Europe. This puts the sugar industry in a strong position going forward.'

'We are very pleased that following the restructuring measures launched in response to the EU sugar reform, our production is well on track.'

Danisco's sugar output for 2007/08 by country:

Country	Production (tonnes sugar)	Production 2006/07 (tonnes sugar)	Sugar yield (tonnes sugar/ha)	Sugar quota 2007/08*) (tonnes sugar)
Denmark	380,000	375,000	10.2 (9.5)	391,000
Sweden	354,000	314,000	9.3 (7.7)	308,000
Finland	101,000	130,000	7.1 (6.2)	87,000
Germany	136,000	114,000	9.5 (8.5)	115,000
Lithuania	98,000	77,000	8.9 (6.5)	71,000

(Figures for the 2006/07 campaign are shown in brackets).
*) After purchase of additional quota in Denmark and Sweden in 2007. The purchase was made in September 2007 after the sowing of beet for the campaign just ended.

For further information, please contact:

Thomas B. Olsen, Executive Vice President, Danisco Sugar, tel.: +45 3266 2500, or
Mariann Mellström, Communications Officer, Danisco Sugar, tel.: +45 3266 2541, mobile: +46 709 53 71 24.

Download this release in English

Download this release in Danish

20.

DANISCO

First you add knowledge...

Text size: A A

12 February 2008 - 13:28

Enzyme technology boosts performance of broilers fed DDGS

Broiler producers looking for lower feed costs with DDGS can save around $9/tonne, without risking bird performance, according to the latest research from Danisco Animal Nutrition.

Two trials conducted by Auburn University and Purdue University, USA, showed that adding both a new-generation phytase (Phyzyme® XP) together with xylanase, amylase and protease enzymes (Avizyme® 1502) to corn soy broiler diets containing 10% corn DDGS improved bodyweight gain and feed efficiency. Bodyweight gain was improved by around 5-8% and feed conversion improved by up to 11 points (6%).

In the trial conducted by Auburn University, the enzyme combination was also added to a lower cost diet reduced in energy by 80 kcals/kg feed and containing 0.1% lower available phosphorus and lower calcium. At 56 days of age, broiler liveweight gain was significantly better (8%) and feed conversion numerically improved (4 points) compared to broilers fed a standard corn soy diet containing 10% corn DDGS.

"Feed prices are at an all time high. Now, more than ever, poultry producers need to exploit technologies available to them to maximise margins," explains Dr Milan Hruby, Regional Technical Services Manager - USA and Canada.

"Using enzyme technology, broiler producers have the opportunity to reformulate diets with lower energy, phosphorus and calcium levels and also include some DDGS in their formulations to further reduce feed costs. In the trial conducted at Auburn University, gross feed cost savings of over $9/tonne were achieved," Dr Hruby concludes.

For further press information, please contact:
Andrea Barletta,
Global Marketing Director,
Danisco Animal Nutrition

Tel: +44 (0) 1672 517777
Email: andrea.barletta@danisco.com

Julian Cooksley
Account Manager
Kendalls Communications

Tel: +44 (0) 1394 610022
Email: julian.cooksley@kendallscom.co.uk

21.

DANISCO

First you add knowledge...

Text size: A A

20 February 2008 - 08:00

Phytase helps win the fight for dietary phosphorus

Adding more phytase to feed presents pig and poultry producers with an opportunity to help offset some of the recent increase in feed phosphate prices, explains Danisco Animal Nutrition.



As the demand for phosphate fertilizers continues to rise to meet increases in global crop production to feed developing nations and produce ethanol, feed producers face the challenge of sourcing sufficient quantities of feed phosphates to meet animal requirements.

Feed phosphate prices have rocketed in recent months, reflecting the imbalance between global supply and demand. The UK's Agricultural Industries Confederation has recently reported that over the coming months supplies of feed phosphate will continue to be limited, which means that the price of feed phosphate will continue to rise.

New generation bacterial phytases have been shown to be more effective at releasing plant-bound phytate phosphorus than traditional fungal phytases. At a standard inclusion rate of 500 FTUs/kg feed, Danisco's bacterial phytase (Phyzyme XP) can replace an additional 1.3 kg dicalcium phosphate (DCP) in pig and broiler feed formulations, compared to traditional fungal phytases.

"With the current phenomenal rise in the price of feed phosphates, producers should consider increasing the inclusion of phytase in their feed", explains Dr Peter Plumstead, Danisco's Technical Services Manager.

"We have a wealth of data to show that doubling the dose of phytase in pig and poultry feed allows at least an additional 1.9 kg dicalcium phosphate to be removed from the feed, without negatively affecting animal performance," Peter continues.

500 FTUs /kg feed tends to be the standard phytase inclusion rate in broiler and pig feeds and 300 FTUs/kg feed for layer feeds. With current DCP prices at around €550/tonne, the economic optimum phytase inclusion rate is currently around 1000 FTUs/kg feed for broiler and young pig feeds and 600 FTUs/kg feed for layer diets.

"1000 FTUs/kg feed will currently reduce broiler feed costs by around €4.60/tonne. This allows a further 17% reduction in dicalcium phosphate, resulting in an additional feed cost saving of €0.60/tonne compared to the standard inclusion rate of 500 FTUs/kg feed. Increasing the phytase dose to 600 FTUs/kg feed will allow layer producers to further reduce their feed formulations costs by around €0.53/tonne, reducing dicalcium phosphate inclusion by around 30%" Peter concludes.

For further press information, please contact:

Andrea Barletta, Global Marketing Director,
Danisco Animal Nutrition
Tel: +44 (0) 1672 517777
Email: andrea.barletta@danisco.com

Julian Cooksley, Account Manager

Kendalls Communications
Tel: +44 (0) 1394 610022
Email: julian.cooksley@kendallscom.co.uk

Printed Tuesday, 18 March 2008 from
http://www.danisco.com/cms/connect/corporate/investor+relations/investor+news/en/business+updates/2008/gen_businesupdate_254_e

22.

DANISCO

First you add knowledge...

Text size: A A

28 February 2008 - 09:14

Danisco launches online guide to cutting costs

Leading ingredient company takes new step to relieving the food industry's financial pressures,

Danisco has created a new online guide to help food manufacturers limit the impact of soaring raw material prices.



Including an overview of Danisco's many cost optimisation solutions for global markets, the guide gives the food industry fast access to relevant information about how to cut costs at little or no expense to the quality of their final products.

"Many of our customers are under financial pressure, particularly because it is not always possible to pass on price increases to food retailers," says Hans Elbek Pedersen, Vice President of Global Innovation at Danisco. "We experience a growing demand for knowledge and ingredients that allow manufacturers to reformulate to cut costs while maintaining an appealing taste and texture."

Opportunities across the board

The online guide covers cost reduction opportunities for many food sectors, including bakery, ice cream, dairy desserts, yogurt, meat products, margarine and mayonnaise. A click on each sector takes website visitors to more detailed information about relevant solutions.

CREMODAN® 1200 MR IcePro is one of the latest Danisco solutions directly aimed at countering the sharp upward price trend that has hit commodities such as skimmed milk powder, butter, vegetable oils, wheat and other grains. Enabling ice cream manufacturers to cut their skimmed milk powder costs by up to 70%, CREMODAN® 1200 MR IcePro secures ice cream with a premium quality.

For the US market, the company is now also launching GRINDSTED® CostPro Stabiliser Blends for butterfat replacement, creating an opportunity for manufacturers to produce frozen desserts as an alternative to "standard of identity" ice cream.

Emulsifier solutions are another example, developed for effective wheat gluten reduction in bread improvers and vegetable oil reduction in margarine and spreads.

Proactive and creative

"We have worked proactively with cost optimisation for many years. Now that high raw material prices have become a bigger problem for our customers, the need for us to be creative has grown."

"Of course there is a limit to what is possible. What we are focusing on is expanding those limits," says Hans Elbek Pedersen.

The guide to cost reduction is accessible on **http://www.danisco.com/value**

For further information, please contact:
Hans Elbek, Vice President, Global Innovation, Food Science
Tel: + 45 8943 5000
E-mail: hans.elbek.pedersen@danisco.com

....

23

DANISCO

First you add knowledge...

Text size: A A

28 February 2008 - 11:49

Genencor wins second round of funding from the U.S. D.O.E to develop advanced biomass enzymes

Genencor, a division of Danisco, announced on 27 February 2008 that it has been awarded funding by the U.S. Department of Energy (DOE) to develop improved enzyme systems for cellulosic ethanol production.

Genencor is one of four companies the DOE chose to receive part of a total investment of up to $33.8 million over four years. The initial work plan will cover two years with a possible extension, if needed. The amount of the award will be set after the technical work plan is finalized with the agency. The award amount will be equally matched by the company.

In 2000, Genencor was the first industrial biotechnology company to win an enzyme improvement contract from the DOE. This new award provides the funding to improve the biomass enzymes further using advanced tools of protein engineering. Genencor will collaborate with the National Renewable Energy Laboratory (NREL) and others.

For further information, please contact:

Jennifer Hutchins, USA Media Contact,
Tel: +1 585 256 5200
Fax: +1 585 256 6952
E-mail: jennifer.hutchins@danisco.com

24.

DANISCO

First you add knowledge...

Text size: A A

3 March 2008 - 09:00

Recent advances in enzyme technology benefit the global pig industry

New generation E. Coli phytases, the latest in thermoprotection technology, enzyme solutions to optimise both piglet and grower/finisher performance and the use of enzymes in antibiotic growth promoter free nutrition were just some of the recent advances in enzyme technology reported by Dr Gary Partridge at the Pig Focus Asia conference, Bangkok, Thailand.

Presenting a paper entitled 'Profitable use of new enzymes", Dr Gary Partridge, Technical Services Director for Danisco Animal Nutrition, explained how with feed prices at an all time high and pig prices constantly under pressure, feed enzyme technology has gained increasing acceptance over the past 15 years and is now seen as one important weapon in the armory required to feed the modern pig, in a cost-efficient and environmentally-responsible way.

More effective new generation E. Coli phytases provide pig feed producers with opportunities to further reduce feed costs by replacing around 20% more inorganic phosphate from the feed than when using traditional fungal phytases.

Dr Partridge also explained that with the recent surge in feed phosphate prices, increasing the amount of phytase added to the feed provides a cost effective means of minimising feed costs.

He went on to explain how thermo-tolerance of enzyme products is conventionally achieved by the use of various coating techniques to ensure the enzyme survives the feed conditioning and pelleting process.

Once the enzyme is consumed in the feed, the coating system must break down rapidly to release the enzyme in the stomach of the pig so that it can exert its effects on the phytate substrate – releasing bound phosphorus and quickly reducing the anti-nutritional effects of dietary phytate.

Coating systems can vary substantially in their ability to dissociate in the gut and this, together with variations in the characteristics of enzymes, can underlie substantial differences in relative bio-efficacy.

The use of fibre degrading feed enzymes, such as xylanases, are growing in importance as more fibrous raw materials, such as DDGS, enter the feed formulation. But, he warned, consider critically and objectively what other enzyme 'side activities' some products are claimed to contain, as these additional enzyme activities almost invariably are not subjected to routine Quality Control.

In addition, the contribution of these 'side activities' to the bio-efficacy of the product frequently remain totally unproven to discerning, independent regulatory authorities.

Going on to explain how to optimise piglet performance, Dr Partridge discussed the use of amylase, used in conjunction with fibre degrading xylanase, to aid the breakdown of starch in the diet. This appears to be particularly pertinent where a low feed intake post-weaning is associated with a slow maturation of α-amylase secretion by the pancreas and compromised digestibility.

Amylase supplementation also allows the use of less cooked grain in the diet, with resultant benefits in feed cost reduction, without compromising young pig

performance after weaning.

For producers wanting to achieve antibiotic growth promoter free nutrition, there appears to be a clear interaction between disease challenge and diet digestibility.

Certain anti-nutrients in feed have been shown to be provocative to pigs under certain chronic or acute disease challenges, so the addition of appropriate enzymes to target these anti-nutrients has been found to be particularly beneficial. Future focus and development in this area is expected, especially in conjunction with formulation changes that incorporate more fibrous raw materials.

Looking to the future, he concluded that well-researched feed enzymes can help reduce the maintenance energy and protein costs of the animal, effectively freeing more nutrients to fuel lean growth and thereby improving the efficiency of lean meat production in the pig industry.

Danisco Animal Nutrition (www.danisco.com/animalnutrition), a business unit of leading global food ingredient specialist Danisco A/S (Denmark), pioneered the development and use of enzymes and betaine in animal nutrition.

Its products are now widely used by poultry and pig producers throughout the world. The company's mission is to deliver innovative, sustainable solutions that increase efficiency and safety of the food production chain in an environmentally sensitive way. .

For further press information, please contact:

Andrea Barletta, Global Marketing Director,
Danisco Animal Nutrition
Tel: +44 (0) 1672 517777
Email: andrea.barletta@danisco.com

Julian Cooksley, Account Manager
Kendalls Communications
Tel: +44 (0) 1394 610022
Email: julian.cooksley@kendallscom.co.uk

25.

DANISCO

First you add knowledge...

Text size: A A

4 March 2008 - 11:00

Danisco increases outlook for Sugar and commences Sugar separation

Notice no. 1/2008

Danisco Sugar upgrades its long-term financial targets on the back of an improved outlook for the EU sugar market. Due to a combination of one-offs and better-than-expected performance, Danisco Sugar also lifts its full-year outlook for 2007/08. Furthermore, we provide Danisco Sugar's preliminary outlook for 2008/09.

Formal preparations have begun for a spin-off of Danisco Sugar by the end of calendar year 2008. At the same time we are commencing a sales process for the sugar business.

CEO Tom Knutzen states: 'Today's announcement underscores our sustained and determined commitment to create long-term shareholder value. We remain confident that Danisco Sugar has a compelling future as an independent entity due to its strong cash flow generating characteristics that result from it having one of the most efficient sugar production platforms in Europe. We continue our preparations for the independence of Danisco Sugar, in line with what we stated at our AGM in August 2007.'

Highlights

- As announced by the EU in February, a total of 2.5 million tonnes of sugar were renounced in the latest round of quota reductions, with a further cut expected to be renounced by 31 March 2008. We now anticipate greater clarity for the EU sugar market, and an improved balance between demand and supply
- As a result of the improved sugar industry outlook, we raise our long-term financial target for Danisco Sugar to revenue of at least DKK 6.0 billion and an EBIT margin (before special items and share-based payments) of at least 10%, to be achieved after the full implementation of the EU sugar reform
- In 2008/09, we preliminarily expect Danisco Sugar to report revenue of around DKK 7.0 billion and EBIT (before special items and share-based payments) of between DKK 400 million and DKK 450 million
- Due to better operating performance as well as certain one-off items, we now expect Danisco Sugar to report revenue of at least DKK 6.75 billion and EBIT (before special items and share-based payments) of around DKK 600 million in 2007/08
- The full-year 2007/08 outlook for Danisco A/S will be updated in connection with the release of our Q3 2007/08 results on 26 March 2008, in accordance with previously announced plans
- Also as a result of the improved sugar industry outlook, Danisco will now formally initiate preparations for the spin-off of Danisco Sugar to its shareholders before the end of calendar year 2008. Our primary objective remains an independent listing for Danisco Sugar, unless an outright sale of the business proves to be more value enhancing
- Regardless of the outcome of this process, we will ask our shareholders to approve either the spin-off or sale at a general meeting

- We will today host and webcast an analyst and press meeting at 2:00 p.m. CET at our Copenhagen

The full six page release is contained in the the attached PDFs.

Download the full release in English

Download the full release in Danish

Printed Tuesday, 18 March 2008 from
http://www.danisco.com/cms/connect/corporate/investor+relations/investor+news/en/stock+exchange+news/2008/investor_253_en.htm

26.

DANISCO

First you add knowledge...

Text size: A A

6 March 2008 - 16:00

Patent awarded for method to detect and inactivate prions that cause variant Creutzfeldt-Jakob Disease (vCJD)

Collaboration between Genencor and HPA leads to development of Prionzyme™

Genencor, a division of Danisco, announced today that the Health Protection Agency (HPA) of the U.K. has been awarded a U.S. patent for inactivating prions, which are the causative agents of various forms of transmissible spongiform encephalopathy (TSE), including the human variant Creutzfeldt-Jakob disease (vCJD).

The patented method for prion detection and elimination was developed when the HPA came to Genencor to help develop a solution for preventing vCJD transmission. It uses Genencor's prion-degrading enzyme, Prionzyme™.

"This is a pioneering step toward eliminating prion transmission through contamination of medical and dental instruments, which poses a serious health threat to patients," says John Gell, Vice President of Genencor Industrial & Developing Markets.

It involves a prion inactivating enzyme, called Prionzyme™, which carries the EU's CE mark, and is used for equipment disinfection to diminish the spread of vCJD. The enzymatic disinfectant digests and inactivates prions, with a greater than 10 million-fold reduction in infectivity under recommended conditions.

U.S. patent number 7,303,907 B2 describes a method by which the enzyme inactivates TSE agents, followed by detection. Extensive analytical testing demonstrated that the 301V prion strain is effectively digested by Prionzyme, with subsequent bioassays confirming the elimination of TSE infectivity.

Prionzyme is compatible with equipment and instruments, and is safe for workers in sterilization centers. It is commercially available for decontaminating medical and dental equipment in a presoak or in automated washers/disinfectors.

About vCJD

Bovine spongiform encephalopathy (BSE), commonly known as Mad Cow Disease, can be transmitted from cattle to man, presumably via contaminated meat. More than 200 cases of vCJD in humans have been diagnosed to date, although the exact number of people incubating the disease is unknown. The infectious agent is a prion (a self-replicating infectious protein) that is difficult to inactivate and resists high temperatures. It can be spread from human to human through exposure to contaminated surgical/dental equipment or blood transfusion. vCJD has been detected in tissues throughout the body, including the nervous system, lymph nodes, eye tissue, brain, and tonsils.

About HPA

The Health Protection Agency (HPA) is an independent body in the U.K. that protects the health and well-being of the population. The agency plays a critical role in protecting people from infectious diseases and in preventing harm when hazards involving chemicals, poisons or radiation occur. HPA also prepares for new and emerging threats, such as a bio-terrorist attack or a virulent new strain of disease.

Download this release

Printed Tuesday, 18 March 2008 from
http://www.danisco.com/cms/connect/corporate/media+relations/news/archive/2008/march/gen_pressrelease_406_en.htm

27.

DANISCO

First you add knowledge...

Text size: A A

7 March 2008 - 08:30

Pro-& Prebiotic Frozen Yoghurt

This frozen yogurt contains the probiotic bacteria from HOWARU™ Rhamnosus which helps to positively influence a healthy immune system.

Recommended daily intake of minimum 109 per serving was obtained by fermentation. Freezing process did not reduce the number of HOWARU™ Rhamnosus.



Litesse® Two is a low-calorie, low-glycaemic speciality carbohydrate that is prebiotic and widely recognized as fibre. The positive effects are apparent at doses as low as 4 grams/day.

The frozen yogurt is stabilised with CREMODAN® SE 80 which provides a smooth and creamy texture and protects the product quality during storage and distribution.

Contact Danisco to receive the concept handout in PDF format, samples or more information.

Danisco's Ice Cream & Frozen Desserts innovation department has a vast knowledge of technical and trend related issues. Danisco has more than 50 years experience in solving the challenges that ice cream producers meet. Danisco's monthly ice cream concepts help customers identify the key trends within the frozen desserts market.

Printed Tuesday, 18 March 2008 from
http://www.danisco.com/cms/connect/corporate/investor+relations/investor+news/en/business+updates/2008/businessupdate_257_en.ht

28

DANISCO

First you add knowledge...

Text size: A A

18 March 2008 - 11:30

Danisco invests in new ice-cream optimising freezing technology

As the first ingredients supplier, Danisco has invested in a new low-temperature freezing technology for use in ice-cream production. The technology ensures a finer structure, better mouthfeel and creamier texture in ice cream than previously possible.

'We're very pleased that we can now offer our customers an optimised solution for the development of new types of ice cream. With this investment we can accommodate our customers' demands and needs, which are becoming increasingly specific as a natural consequence of consumers' growing awareness of quality food,' says Finn Hjort Christensen, Group Manager, Ice Cream Application, Danisco Brabrand.

The new production equipment, designed specifically for pilot production, freezes the ice cream to minus 12-15°C compared with traditional freezing equipment, which only provides freezing temperatures of around minus 7°C.

The lower temperature optimises the air distribution in the ice cream and ensures smaller ice crystals, resulting in a better and smoother texture. This is due to a finer micro structure achieved during the colder freezing process.

The investment is an example of how, through constant monitoring of market trends, Danisco stays at the forefront of customers' ever changing and challenging demands.

The new freezing equipment is located in Danisco's testing laboratory in Brabrand and is mainly used for making low-fat ice cream where it is difficult to obtain the same structure as in ice cream with a higher fat content.

For further information, please contact:

Finn Hjort Christensen, Group Manager, Ice Cream Application, Danisco Brabrand
Tel. +45 8943 5450, mobile: +45 2949 3889

Signe Kamper Henriksen, Media Relations, Danisco Copenhagen
Tel. +45 3266 2927

Download this release in English

Download this release in Danish

29

DANISCO

First you add knowledge...

Text size: A A

18 March 2008 - 13:03

Investing in the future

Danisco Animal Nutrition is pleased to announce two important changes within the company's management team. James Laughton, previously President for Danisco Animal Nutrition, has been appointed Executive Vice President for Danisco Animal Nutrition, Food and Beverage enzymes. His responsibilities have been extended to include developing the enzyme business for both animal feed and human food applications.

Dr Andrew Harker, previously Director for Marketing and Technical Services has been promoted to Business Unit Director - Danisco Animal Nutrition, responsible for the business' sales, marketing and technical service functions.

Danisco Animal Nutrition is also delighted to announce two new appointments - Nick Hewens, Director for Product Management and Dr Lorraine Salmon, Scientist.

These new appointments reinforce Danisco's commitment to innovation and support the development of their exciting pipeline of products and services.

Nick, who has more than 20 years product management experience in the food and healthcare industries, will be responsible for overseeing Danisco Animal Nutrition's new product development process, minimising the time to market of new product and service solutions for Danisco's customers.

Further strengthening Danisco's Research team, Lorraine, who has a BSc Hons in Agriculture with Animal Science from Harper Adams University College, UK and a PhD from the University of Newcastle, UK, will be responsible for advancing developments in Danisco's feed enzyme product portfolio.

Both based in Marlborough, UK, Lorraine reports to Dr Howard Simmins, R&D Director and Nick reports to Andrew Harker, Business Unit Director for Danisco Animal Nutrition.

Danisco Animal Nutrition (www.danisco.com/animalnutrition), a business unit of leading global food ingredient specialist Danisco A/S (Denmark), pioneered the development and use of enzymes and betaine in animal nutrition. Its products are now widely used by poultry and pig producers throughout the world. The company's mission is to deliver innovative, sustainable solutions that increase efficiency and safety of the food production chain in an environmentally sensitive way.

For further press information, please contact:

Andrea Barletta, Global Marketing Director
Danisco Animal Nutrition
Tel: +44 (0) 1672 517777
Email: andrea.barletta@danisco.com

Julian Cooksley, Account Manager
Kendalls Communications
Tel: +44 (0) 1394 610022
Email: julian.cooksley@kendallscom.co.uk

Printed Tuesday, 18 March 2008 from

http://www.danisco.com/cms/connect/corporate/investor+relations/investor+news/en/press+releases/2008/dan_73_en.htm

DANISCO

First you add knowledge...

Text size: A A

3 December 2007 - 08:25

Share buyback in Danisco A/S

On 20 June 2007 the Board of Directors of Danisco decided to launch a share buyback programme under which Danisco will buy back treasury shares for an amount of up to DKK 500,000,000 in the period from 3 July 2007 to 14 December 2007.

Notice no.39/2007

The programme is structured according to the provisions of the EU Commission's regulation no. 2273/2003 of 22 December 2003, also referred to as the 'safe harbour method'.

Since our Notice no. 12/2007 of 9 July 2007, the following transactions have been made under the programme:

	Number of shares	Average purchase price in DKK	Transaction value in DKK
Accumulated at latest Notice	1,160,500	402.26	466,826,295
26 November 2007	-	-	-
27 November 2007	5,000	370.45	1,852,250
28 November 2007	5,000	373.95	1,869,750
29 November 2007	12,000	376.08	4,512,960
30 November 2007	-	-	-
Accumulated volume under programme	1,182,500	401.74	475,061,255

With the buyback of shares as stated above, Danisco owns a total of 1,374,077 treasury shares of a nominal value of DKK 20 each, corresponding to 2.81% of the total number of 48,941,495 issued shares.

An amount of DKK 24,938,745 remains to be used under the programme.

Yours faithfully

Tom Knutzen
CEO

For further information, please contact:
Investor Relations, tel.: +45 3266 2912, e-mail: investor@danisco.com
Media Relations, tel.: +45 3266 2913, e-mail: info@danisco.com

Download this release in English

Download this release in Danish

Printed Tuesday, 18 March 2008 from
http://www.danisco.com/cms/connect/corporate/investor+relations/investor+news/en/stock+exchange+news/2007/investor_249_en.htm

2

DANISCO

First you add knowledge...

Text size: A A

10 December 2007 - 08:16

Share buyback in Danisco A/S

On 20 June 2007 the Board of Directors of Danisco decided to launch a share buyback programme under which Danisco will buy back treasury shares for an amount of up to DKK 500,000,000 in the period from 3 July 2007 to 14 December 2007.

Notice no.40/2007

The programme is structured according to the provisions of the EU Commission's regulation no. 2273/2003 of 22 December 2003, also referred to as the 'safe harbour method'.

Since our Notice no. 12/2007 of 9 July 2007, the following transactions have been made under the programme:

	Number of shares	Average purchase price in DKK	Transaction value in DKK
Accumulated at latest Notice	1,182,500	401.74	475,061,255
3 December 2007	6,000	378.23	2,269,380
4 December 2007	10,000	378.33	3,783,300
5 December 2007	4,000	382.10	1,528,400
6 December 2007	11,000	386.18	4,247,980
7 December 2007	6,000	388.54	2,331,240
Accumulated volume under programme	1,219,500	401.17	489,221,555

With the buyback of shares as stated above, Danisco owns a total of 1,411,077 treasury shares of a nominal value of DKK 20 each, corresponding to 2.88% of the total number of 48,941,495 issued shares.

An amount of DKK 10,778,445 remains to be used under the programme.

Yours faithfully

Tom Knutzen
CEO

For further information, please contact:

Investor Relations, tel.: +45 3266 2912, e-mail: investor@danisco.com
Media Relations, tel.: +45 3266 2913, e-mail: info@danisco.com

Download this release in English

Download this release in Danish

Printed Tuesday, 18 March 2008 from
http://www.danisco.com/cms/connect/corporate/investor+relations/investor+news/en/stock+exchange+news/2007/investor_250_en.htm

3.

DANISCO

First you add knowledge...

Text size: A A

17 December 2007 - 08:06

Share buyback in Danisco A/S

On 20 June 2007 the Board of Directors of Danisco decided to launch a share buyback programme under which Danisco will buy back treasury shares for an amount of up to DKK 500,000,000 in the period from 3 July 2007 to 14 December 2007.

Notice no.41/2007

The programme is structured according to the provisions of the EU Commission's regulation no. 2273/2003 of 22 December 2003, also referred to as the 'safe harbour method'.

Since our Notice no. 12/2007 of 9 July 2007, the following transactions have been made under the programme:

	Number of shares	Average purchase price in DKK	Transaction value in DKK
Accumulated at latest Notice	1,219,500	401.17	489,221,555
10 December 2007	5,000	384.57	1,922,850
11 December 2007	10,000	378.45	3,784,500
12 December 2007	3,000	376.81	1,130,430
13 December 2007	6,000	368.65	2,211,900
14 December 2007	4,700	369.29	1,735,663
Accumulated volume under programme	1,248,200	400.58	500,006,898

With the buyback of shares as stated above, Danisco owns a total of 1,439,777 treasury shares of a nominal value of DKK 20 each, corresponding to 2.94% of the total number of 48,941,495 issued shares.

The share buyback programme of 20 June 2007 has now been completed.

Yours faithfully

Tom Knutzen
CEO

For further information, please contact:

Investor Relations, tel.: +45 3266 2912, e-mail: investor@danisco.com
Media Relations, tel.: +45 3266 2913, e-mail: info@danisco.com

Download this release in English

Download this release in Danish

Printed Tuesday, 18 March 2008 from
http://www.danisco.com/cms/connect/corporate/investor+relations/investor+news/en/stock+exchange+news/2007/investor_251_en.htm

4.

DANISCO

First you add knowledge...

Text size: A A

17 December 2007 - 10:28

H1 Results announcement

Announcement of Results for H1 2007/08 (1 May – 31 October 2007)

Notice no 42: /2007

Margin expansion despite challenging markets

Both Ingredients and Sugar achieved EBIT margin expansion Y/Y, thus enabling us to report 5% growth in EBIT before special items in the face of challenging market conditions, particularly higher raw material costs and a weakened USD.

CEO Tom Knutzen comments: 'We have reported another quarter of expansion in the underlying EBIT margin of our Ingredients business despite soaring input costs, and we will continue our focus on value creation. As a result of our decision to demerge Sugar, we are currently also reviewing the strategic direction and priorities of our core Ingredients business, including a review of our capital structure.'

Highlights

- Ingredients' topline grew organically by 3% in H1 2007/08 driven by higher prices. The Bio Ingredients division was the main growth contributor with 5%. We expect organic topline growth to increase for Ingredients over the coming quarters
- Our Ingredients business achieved an EBIT margin of 14.2% in H1 2007/08 against 13.5% in H1 2006/07 driven by advances in both Bio Ingredients and Texturants & Sweeteners
- Sugar's good start to the year continued, and cost containment efforts and an improved sales mix further enhance our confidence in this year's earnings potential. The EU sugar reform remains a challenge until fully implemented, but we maintain our confidence in our long-term financial targets for Sugar
- We are continuing to work towards independence for Sugar. In October, we appointed Deutsche Bank to be our advisors in this process

Outlook for 2007/08

For the Group, we still expect an EBIT of at least DKK 1.95 billion.

As a result of the weakening USD, we lower our EBIT outlook for Ingredients by approximately DKK 50 million to around DKK 1.6 billion.

For Sugar, we upgrade our EBIT by DKK 50 million, to around DKK 500 million, after satisfactory operating performance in H1.

For the group, we now expect to report profit for the year before share-based payments of around DKK 1.5 billion (previously at least DKK 1.45 billion). See page 12 for further details.

Download the full H1 results in English

Download the full H1 results in Danish

Printed Tuesday, 18 March 2008 from
http://www.danisco.com/cms/connect/corporate/investor+relations/investor+news/en/stock+exchange+news/2007/investor_252_en.htm

5.

DANISCO

First you add knowledge...

Text size: A A

4 March 2008 - 11:00

Danisco increases outlook for Sugar and commences Sugar separation

Notice no. 1/2008

Danisco Sugar upgrades its long-term financial targets on the back of an improved outlook for the EU sugar market. Due to a combination of one-offs and better-than-expected performance, Danisco Sugar also lifts its full-year outlook for 2007/08. Furthermore, we provide Danisco Sugar's preliminary outlook for 2008/09.

Formal preparations have begun for a spin-off of Danisco Sugar by the end of calendar year 2008. At the same time we are commencing a sales process for the sugar business.

CEO Tom Knutzen states: 'Today's announcement underscores our sustained and determined commitment to create long-term shareholder value. We remain confident that Danisco Sugar has a compelling future as an independent entity due to its strong cash flow generating characteristics that result from it having one of the most efficient sugar production platforms in Europe. We continue our preparations for the independence of Danisco Sugar, in line with what we stated at our AGM in August 2007.'

Highlights

- As announced by the EU in February, a total of 2.5 million tonnes of sugar were renounced in the latest round of quota reductions, with a further cut expected to be renounced by 31 March 2008. We now anticipate greater clarity for the EU sugar market, and an improved balance between demand and supply
- As a result of the improved sugar industry outlook, we raise our long-term financial target for Danisco Sugar to revenue of at least DKK 6.0 billion and an EBIT margin (before special items and share-based payments) of at least 10%, to be achieved after the full implementation of the EU sugar reform
- In 2008/09, we preliminarily expect Danisco Sugar to report revenue of around DKK 7.0 billion and EBIT (before special items and share-based payments) of between DKK 400 million and DKK 450 million
- Due to better operating performance as well as certain one-off items, we now expect Danisco Sugar to report revenue of at least DKK 6.75 billion and EBIT (before special items and share-based payments) of around DKK 600 million in 2007/08
- The full-year 2007/08 outlook for Danisco A/S will be updated in connection with the release of our Q3 2007/08 results on 26 March 2008, in accordance with previously announced plans
- Also as a result of the improved sugar industry outlook, Danisco will now formally initiate preparations for the spin-off of Danisco Sugar to its shareholders before the end of calendar year 2008. Our primary objective remains an independent listing for Danisco Sugar, unless an outright sale of the business proves to be more value enhancing
- Regardless of the outcome of this process, we will ask our shareholders to approve either the spin-off or sale at a general meeting

- We will today host and webcast an analyst and press meeting at 2:00 p.m. CET at our Copenhagen

The full six page release is contained in the the attached PDFs.

Download the full release in English

Download the full release in Danish

Printed Tuesday, 18 March 2008 from
http://www.danisco.com/cms/connect/corporate/investor+relations/investor+news/en/stock+exchange+news/2008/investor_253_en.htm

DANISCO

First you add knowledge...

Text size: A A

28 November 2007 - 10:34

Research on coated phytase benefits the pig industry

Cutting-edge 'Thermo Protection Technology' which protects phytase from the adverse effects of high temperatures during feed conditioning and pelleting represents an exciting step forward for the pig feed industry, Dr Augustine Owusu-Asiedu told delegates to the 11th Biennial Conference of the Australasian Pig Science Association.

Presenting a paper entitled 'Bone mineralization and phosphorus digestibility in weaned pigs fed diets containing thermostable phytase', Dr Owusu-Asiedu, Danisco Animal Nutrition, outlined the results of a trial conducted by the University of Alberta, Canada to determine whether coating a new-generation bacteria-derived phytase to confer thermostability up to 90°C had any detrimental effects on the efficacy of the phytase in the pig.

28 day old male weaned pigs were fed diets reduced in calcium and phosphorus, and containing either the uncoated or coated new-generation phytase. Liveweight gain, feed conversion ratio, phosphorus digestibility and bone mineralisation were then measured after three weeks.

No significant differences were found between pigs fed either the uncoated or the coated phytase, confirming that the coating allows phytase to be released effectively in the pig's gut.

You can find more information about our ingredient products and complimentary services for the animal feed industry at **www.danisco.com/animalnutrition**

For further information, please contact:

Andrea Barletta, Global Marketing Director,
Danisco Animal Nutrition
Tel: +44 (0) 1672 517777
Email: andrea.barletta@danisco.com

Julian Cooksley, Account Manager
Kendalls Communications
Tel: +44 (0) 1394 610022
Email: julian.cooksley@kendallscom.co.uk

Download this release in English

2.

DANISCO

First you add knowledge...

Text size: A A

3 December 2007 - 08:25

Share buyback in Danisco A/S

On 20 June 2007 the Board of Directors of Danisco decided to launch a share buyback programme under which Danisco will buy back treasury shares for an amount of up to DKK 500,000,000 in the period from 3 July 2007 to 14 December 2007.

Notice no.39/2007

The programme is structured according to the provisions of the EU Commission's regulation no. 2273/2003 of 22 December 2003, also referred to as the 'safe harbour method'.

Since our Notice no. 12/2007 of 9 July 2007, the following transactions have been made under the programme:

	Number of shares	Average purchase price in DKK	Transaction value in DKK
Accumulated at latest Notice	1,160,500	402.26	466,826,295
26 November 2007	-	-	-
27 November 2007	5,000	370.45	1,852,250
28 November 2007	5,000	373.95	1,869,750
29 November 2007	12,000	376.08	4,512,960
30 November 2007	-	-	-
Accumulated volume under programme	1,182,500	401.74	475,061,255

With the buyback of shares as stated above, Danisco owns a total of 1,374,077 treasury shares of a nominal value of DKK 20 each, corresponding to 2.81% of the total number of 48,941,495 issued shares.

An amount of DKK 24,938,745 remains to be used under the programme.

Yours faithfully

Tom Knutzen
CEO

For further information, please contact:

Investor Relations, tel.: +45 3266 2912, e-mail: investor@danisco.com
Media Relations, tel.: +45 3266 2913, e-mail: info@danisco.com

Download this release in English

Download this release in Danish

Printed Tuesday, 18 March 2008 from
http://www.danisco.com/cms/connect/corporate/investor+relations/investor+news/en/stock+exchange+news/2007/investor_249_en.htm

3

DANISCO

First you add knowledge...

Text size: A A

10 December 2007 - 08:02

Danisco ice cream concept: Æblekage (apple cake) ice cream

The original Danish "æblekage" (apple cake) can be traced back to 1759.



It is made with layers of apple puree and butter-roasted bread crumbs and is served with whipped cream on the top.

"Æblekage" is a seasonal dessert associated with Autumn, using the surplus of the apple harvest.

This ice cream concept is based on a soft ice cream with an apple cake-flavoured ripple and sprinkles of brown sugar.

The caramel- and cinnamon-flavoured ice cream combined with the injected apple-flavoured centre filling results in an ice cream close to an old family "æblekage" recipe.

Contact Danisco to receive the concept handout in PDF format, samples or more information.

Printed Tuesday, 18 March 2008 from
http://www.danisco.com/cms/connect/corporate/investor+relations/investor+news/en/business+updates/2007/businessupdate_245_en.ht

4.

DANISCO

First you add knowledge...

Text size: A A

10 December 2007 - 08:16

Share buyback in Danisco A/S

On 20 June 2007 the Board of Directors of Danisco decided to launch a share buyback programme under which Danisco will buy back treasury shares for an amount of up to DKK 500,000,000 in the period from 3 July 2007 to 14 December 2007.

Notice no.40/2007

The programme is structured according to the provisions of the EU Commission's regulation no. 2273/2003 of 22 December 2003, also referred to as the 'safe *harbour method*'.

Since our Notice no. 12/2007 of 9 July 2007, the following transactions have been made under the programme:

	Number of shares	Average purchase price in DKK	Transaction value in DKK
Accumulated at latest Notice	1,182,500	401.74	475,061,255
3 December 2007	6,000	378.23	2,269,380
4 December 2007	10,000	378.33	3,783,300
5 December 2007	4,000	382.10	1,528,400
6 December 2007	11,000	386.18	4,247,980
7 December 2007	6,000	388.54	2,331,240
Accumulated volume under programme	1,219,500	401.17	489,221,555

With the buyback of shares as stated above, Danisco owns a total of 1,411,077 treasury shares of a nominal value of DKK 20 each, corresponding to 2.88% of the total number of 48,941,495 issued shares.

An amount of DKK 10,778,445 remains to be used under the programme.

Yours faithfully

Tom Knutzen
CEO

For further information, please contact:
Investor Relations, tel.: +45 3266 2912, e-mail: investor@danisco.com
Media Relations, tel.: +45 3266 2913, e-mail: info@danisco.com

Download this release in English

Download this release in Danish

....

5.

DANISCO

First you add knowledge...

Text size: A A

10 December 2007 - 12:32

Danisco secures raw material supply for xylitol

As previously announced, Danisco is pleased to confirm the completion of an expansion to the largest xylose factory in the world.



The factory, Danisco Sweeteners GmbH, located in Lenzing, Austria, is the latest Danisco investment to come on stream to secure and increase the production of xylose, the raw material for xylitol production.

Danisco is the world's leading supplier of xylitol, the cariostatic bulk sweetener recognised world-wide for its unique dental benefits.

Xylitol has seen remarkable growth since its commercialisation in the early 1970's, particularly due to its inclusion as a unique ingredient in sugar free chewing gum thanks to its cool refreshing taste and it's clinically documented dental benefits.

The xylose plant expansion was designed and initiated at the beginning of 2006 at a cost of €23 million. The manufacturing process is based on Danisco's highly efficient proprietary and patented technology to produce xylose from hardwood sources, at the most competitive cost.

Its efficiency is enhanced by close co-operation with Lenzing AG, the world leader in cellulose fibre technology.

Nicholas Dunning, EVP of Danisco's Sweeteners and Pharma unit commented that, "this integration is an excellent example of Danisco's ongoing commitment to increased sustainability and the utilisation of renewable, natural resources. Our strategy is to develop the Xylitol business globally and the expansion at Lenzing is an important piece in our plan."

Xylitol is approved for food use in over 50 countries and this, combined with increasing commercial and scientific interest in xylitol globally, has led to a strong demand for xylitol in the global market.

The completion of the plant expansion in Austria will considerably increase Danisco's capacity to supply the raw material for xylitol production, to ensure that Danisco will continue to remain the world's leading manufacturer of xylitol.

For more information, please contact:

Sarah-Jane Jumppanen, Communications Manager - Sweeteners & Pharma
Tel: +44 1737 773732 or email: sarah.jane.jumppanen@danisco.com

6.

DANISCO

First you add knowledge...

Text size: A A

17 December 2007 - 10:28

H1 Results announcement

Announcement of Results for H1 2007/08 (1 May – 31 October 2007)

Notice no 42: /2007

Margin expansion despite challenging markets

Both Ingredients and Sugar achieved EBIT margin expansion Y/Y, thus enabling us to report 5% growth in EBIT before special items in the face of challenging market conditions, particularly higher raw material costs and a weakened USD.

CEO Tom Knutzen comments: 'We have reported another quarter of expansion in the underlying EBIT margin of our Ingredients business despite soaring input costs, and we will continue our focus on value creation. As a result of our decision to demerge Sugar, we are currently also reviewing the strategic direction and priorities of our core Ingredients business, including a review of our capital structure.'

Highlights

- Ingredients' topline grew organically by 3% in H1 2007/08 driven by higher prices. The Bio Ingredients division was the main growth contributor with 5%. We expect organic topline growth to increase for Ingredients over the coming quarters
- Our Ingredients business achieved an EBIT margin of 14.2% in H1 2007/08 against 13.5% in H1 2006/07 driven by advances in both Bio Ingredients and Texturants & Sweeteners
- Sugar's good start to the year continued, and cost containment efforts and an improved sales mix further enhance our confidence in this year's earnings potential. The EU sugar reform remains a challenge until fully implemented, but we maintain our confidence in our long-term financial targets for Sugar
- We are continuing to work towards independence for Sugar. In October, we appointed Deutsche Bank to be our advisors in this process

Outlook for 2007/08

For the Group, we still expect an EBIT of at least DKK 1.95 billion.

As a result of the weakening USD, we lower our EBIT outlook for Ingredients by approximately DKK 50 million to around DKK 1.6 billion.

For Sugar, we upgrade our EBIT by DKK 50 million, to around DKK 500 million, after satisfactory operating performance in H1.

For the group, we now expect to report profit for the year before share-based payments of around DKK 1.5 billion (previously at least DKK 1.45 billion). See page 12 for further details.

Download the full H1 results in English

Download the full H1 results in Danish

DANISCO

First you add knowledge...

Text size: A A

17 December 2007 - 08:06

Share buyback in Danisco A/S

On 20 June 2007 the Board of Directors of Danisco decided to launch a share buyback programme under which Danisco will buy back treasury shares for an amount of up to DKK 500,000,000 in the period from 3 July 2007 to 14 December 2007.

Notice no.41/2007

The programme is structured according to the provisions of the EU Commission's regulation no. 2273/2003 of 22 December 2003, also referred to as the 'safe harbour method'.

Since our Notice no. 12/2007 of 9 July 2007, the following transactions have been made under the programme:

	Number of shares	Average purchase price in DKK	Transaction value in DKK
Accumulated at latest Notice	1,219,500	401.17	489,221,555
10 December 2007	5,000	384.57	1,922,850
11 December 2007	10,000	378.45	3,784,500
12 December 2007	3,000	376.81	1,130,430
13 December 2007	6,000	368.65	2,211,900
14 December 2007	4,700	369.29	1,735,663
Accumulated volume under programme	1,248,200	400.58	500,006,898

With the buyback of shares as stated above, Danisco owns a total of 1,439,777 treasury shares of a nominal value of DKK 20 each, corresponding to 2.94% of the total number of 48,941,495 issued shares.

The share buyback programme of 20 June 2007 has now been completed.

Yours faithfully

Tom Knutzen
CEO

For further information, please contact:
Investor Relations, tel.: +45 3266 2912, e-mail: investor@danisco.com
Media Relations, tel.: +45 3266 2913, e-mail: info@danisco.com

Download this release in English

Download this release in Danish

....

Printed Tuesday, 18 March 2008 from
http://www.danisco.com/cms/connect/corporate/investor+relations/investor+news/en/stock+exchange+news/2007/investor_251_en.htm

8.

DANISCO

First you add knowledge...

Text size: A A

17 December 2007 - 09:00

Genencor to build Center of Excellence in Cedar Rapids

Genencor, a division of Danisco A/S, today announced plans to construct a new 20,000-square-foot Applications and Training Center in Cedar Rapids, Iowa.

The project will have a capital investment of approximately $3.5 million and will create about 20 new positions.

The project is subject to formal approval for financial assistance, which includes direct financial assistance, tax credits and property tax exemptions from the City of Cedar Rapids, Kirkwood Community College, and the State of Iowa.

Pending approval, construction is scheduled to be complete between the fall of 2008 and spring of 2009, at the company's 80-acre manufacturing site located at 1000 41st Avenue Drive, Southwest.

"This is yet another positive development in the growth of the grain processing, ethanol and biotechnology industries in Iowa," said Iowa's Governor Chet Culver. "Companies like Genencor are attracted not only to Iowa's corn production, but to our robust opportunities to build business and attract skilled workers. They are part of a sustainable future for the region and for the country as a whole."

Fuel ethanol and carbohydrate processing customers will be able to solve real-world production challenges at the center. (Carbohydrate processing involves making products such as food sweeteners.) The center will include a fully equipped laboratory for analysis and testing, and some of the industry's top technicians and scientists at Genencor. It also will provide extensive training facilities for customers and staff to build technical knowledge.

"This project supports our mission to continue to provide the most advanced enzyme applications technologies to make grain processing production more efficient and effective," said Troy Wilson, vice president, Grain Processing, for Genencor. "*Priority One, the business community*, city and state government officials have all contributed to making Cedar Rapids a key location for this business."

"Genencor's training facility is a prime example of how the Cedar Rapids/Iowa City Technology Corridor is positioned to serve the rapidly growing industrial biotechnology industry," added Mark Seckman, President of Priority One. "Priority One will aggressively assist Genencor through our workforce initiatives to attract the talent needed to fulfill the highly skilled positions for the operation."

"The Iowa Department of Economic Development is happy to be a strategic partner with the City of Cedar Rapids and Priority One in this project," said Mike Tramontia, Director of the Iowa Department of Economic Development. "This project creates opportunities that attract working professionals in the biotechnology sector. These positions, coupled with the quality of life offered in the Cedar Rapids area, provide a state-wide model for business attraction."

"Genencor has a great history in Cedar Rapids," stated Mayor Halloran. "The people who work at Genencor are very involved in our community and I am glad our continued investment resulted in Genencor's decision to locate their training facility in Cedar Rapids."

For further information, please contact:

Mark Seckman, President
Priority One
tel: + 1 319 730 1420

Jennifer Allison Hutchins
Manager Division Communication
Genencor
tel: + 1 585 256 6973

Download this release in Danish

Printed Tuesday, 18 March 2008 from
http://www.danisco.com/cms/connect/corporate/investor+relations/investor+news/en/press+releases/2007/gen_pressrelease_399_en

9.

DANISCO

First you add knowledge...

Text size: A A

20 December 2007 - 09:02

Vanilla soy ice

Ten years ago soy ice was mostly found in health and speciality stores.



Now an increasing number of ice cream products based on soy protein appear on the traditional market, becoming a category in itself.

In addition to being an alternative to milk-based ice cream, soy proteins are associated with low allergenic pressure and health, even known for its LDL "bad" cholesterol-reducing abilities while raising "good" cholesterol, HLD.

This soy ice is developed in close collaboration with a leading manufacture of soy proteins/isolates and the flavour company Firmenich.

CREMODAN 1101 LF IcePro produces a soy ice with very good mouthfeel and excellent storage stability.

Contact Danisco to receive the concept handout in PDF format, samples or more information.

....

Printed Tuesday, 18 March 2008 from
http://www.danisco.com/cms/connect/corporate/investor+relations/investor+news/en/business+updates/businessupdate_246_en.htm

10.

DANISCO

First you add knowledge...

Text size: A A

11 January 2008 - 09:09

Danisco granted patent on GRINDSTED® IcePro Technology in Great Britain

Danisco has for several years been working on the revolutionary GRINDSTED® IcePro technology, which enables ice cream producers to significantly improve ice cream quality in general and reduce fat or other solids in particular without compromising texture and taste.

"I am very pleased that we have now been granted this patent on our technology", says Anders Wilhjelm, Executive Vice President and Head of Gums & Systems, Danisco. "This is the first of hopefully several patents around the world and confirms the strength and uniqueness of our GRINDSTED® IcePro functional systems technology".

GRINDSTED® IcePro blends for ice cream producers have been marketed by Danisco for more than two years and already enjoy considerable commercial success. The historically strong rise in the cost of dairy ingredients makes GRINDSTED® IcePro an attractive way of controlling production costs.

For further information, please contact:

Jens Holstborg, Director, Development & Marketing, Gums & Systems, Danisco A/S Tel: +45 8943 5504, mobile: +45 2949 3898

Download this release in English

Download this release in Danish

Printed Tuesday, 18 March 2008 from
http://www.danisco.com/cms/connect/corporate/investor+relations/investor+news/en/business+updates/2008/businessupdate_248_en.ht

DANISCO

First you add knowledge...

Text size: A A

14 January 2008 - 14:15

Danisco enters into license agreement with Nihon Starch Co. Ltd., Japan

Danisco and Nihon Starch Co. Ltd., Japan, have entered into a license agreement on exploiting the Danisco-developed anhydrofructose technology.

The anhydrofructose technology is an alternative starch processing technology which enables anhydrofructose to be produced from starch instead of glucose.

This is an example of Danisco's strong knowledge and technology platform being used to generate value through out-licensing.

'We are very proud of this agreement and are confident that the highly esteemed and successful Japanese company, Nihon Starch Co. Ltd., is capable of speeding up the introduction of this new technology into the Japanese market,' says Aksel Buchter-Larsen, Vice President, Intellectual Assets – Patents, Danisco A/S.

Anhydrofructose is a calorie-free sugar naturally found in edible mushrooms and seaweeds. It has potential use in both food and non-food applications, including green chemistry, pharmaceuticals as well as oral health. Anhydrofructose has certain antimicrobial effects on gram-positive bacteria and can be used as a natural antioxidant in high-quality foodstuffs.

Nihon Starch Co. Ltd. based in Kagoshima is one of the largest starch processing and food companies in Japan. Through the agreement Nihon Starch Co. Ltd. gains access to Danisco's technology for use in food, food safety as well as non-food applications in Japan.

For further information, please contact:

Telmo Figueiredo, Patent Manager, Intellectual Assets – Patents, Danisco A/S
Tel: +45 3266 2280, mobile: +45 2146 9014

Aksel Buchter Larsen, Vice President, Intellectual Assets – Patents, Danisco A/S
Tel: +45 3255 2294, mobile: +45 2086 2294

Download this release in English

Download this release in Danish

Anhydrofructose factsheet

12.

DANISCO

First you add knowledge...

Text size: A A

22 January 2008 - 15:30

Acquisition of emulsifiers producer Abitec Ltd.

In accordance with our strategic target of boosting growth in the core Ingredients business, Danisco has signed an agreement for the acquisition of the shares in UK-based emulsifiers producer Abitec Ltd. The acquisition is conditional upon the approval of the appropriate competition authorities.

Abitec Ltd. is situated in Northampton, UK, with a production plant employing 55 persons and generating revenue of around DKK 200 million. Abitec is currently part of the Ingredients division
of Associated British Foods plc and supplies emulsifiers and medium-chain triglycerides (MCT) mainly to the European market.

Emulsifiers based on natural raw materials can be used by food producers to counter increasing raw material costs. Also, when changing from a trans fat to a non-trans fat content in food, Danisco offers knowledge to address the issues of capacity and performance needed to be taken into account when reformulating to trans free solutions.

'By combining Danisco's emulsifiers technology and production capability with Abitec's customer base and market access, we will create an even better platform for developing new products and supporting customer needs and thereby further enhance our position,' says Martin Klavs Nielsen, head of Danisco's Emulsifiers business.

Upon completion of the agreement, Abitec Ltd. will be integrated into Danisco's Emulsifiers business unit.

About Abitec Ltd.

Responding to customers' specific requirements, Abitec Ltd. produces a range of emulsifiers applied by the nutritional, cosmetic, personal care and food markets. Its food emulsifiers provide the functional properties required by today's modern food industry, performing many essential functions in a wide range of food applications such as bread, ice cream, margarine and dairy products.

For further information, please contact:

Martin Klavs Nielsen, Executive Vice President, Emulsifiers, tel.: +45 8943 5500

Julie Quist, Investor Relations Manager, tel.: +45 3266 2925

Helle Helgren, Media Relations Officer, tel.: +45 3266 2930

Download this release in English

Download this release in Danish

Printed Tuesday, 18 March 2008 from
http://www.danisco.com/cms/connect/corporate/investor+relations/investor+news/en/press+releases/2008/pressrelease_401_en.htm

13.

DANISCO

First you add knowledge...

Text size: A A

8 January 2008 - 12:34

Preview IDF Cheese Inside 2008

Danisco Cultures Division contributes to enrich the palette of DVI* cultures available for cheese manufacturers with a host of new cheese cultures and applications.

With one of the most comprehensive range of ripening and lactic cultures for cheeses, Danisco Cultures Division is keen to maintain a high level of biodiversity as well as provide cost-effective cultures.

The IDF Cheese Inside 2008 will be the opportunity for Danisco to illustrate this position thanks to innovative applications as well as new cultures with differentiating features. Among the products that will be presented at the show, there will be:

- CHOOZIT™ TR160 cultures, concentrated Lactobacillus helveticus designed for direct-to-vat inoculum to develop hard cheeses such as cheddar or emmentaler with a new and highly sweet flavour;
- CHOOZIT™ ST 20 series for soft pasteurised Brie-type cheeses to bring an excellent mouth feel as well as very short lag phase and stable pH.
- The CHOOZIT™ 740 range to bring novelty to Dutch and continental cheeses such as Gouda, Edam and Schnittkäse;
- HOWARU™ Protect, a new patented formulation of probiotic cultures reducing cold and flu-associated symptoms, to enhance the healthy and nutritional content of hard and semi-hard cheese.
- HOLDBAC™ Listeria Dairy from Danisco's Care4U™ natural food protectants will be also be part of the portfolio of products presented at the booth. Controlling the growth of Listeria without impacting sensory properties is a challenge met by this range of specific protective cultures.

Danisco will also underline the cost-effectiveness of its DVI cultures at a time when milk components prices are soaring. Today, thanks to progresses on the DVI strain screening and process developments, DVI cultures have higher cell counts, vitality and activity than ever before. This results in reduced inoculation rates and the introduction of low cost-in-use CHOOZIT™ Cheese Cultures.

* Direct Vat Inoculation

For more information, please contact:

Nathalie Brosse tel: +33 1 56 60 47 26

Printed Tuesday, 18 March 2008 from
http://www.danisco.com/cms/connect/corporate/media+relations/news/archive/2008/january/businessupdate_247_en.htm

DANISCO

First you add knowledge...

Text size: A A

8 January 2008 - 12:34

Preview IDF Cheese Inside 2008

Danisco Cultures Division contributes to enrich the palette of DVI* cultures available for cheese manufacturers with a host of new cheese cultures and applications.

With one of the most comprehensive range of ripening and lactic cultures for cheeses, Danisco Cultures Division is keen to maintain a high level of biodiversity as well as provide cost-effective cultures.

The IDF Cheese Inside 2008 will be the opportunity for Danisco to illustrate this position thanks to innovative applications as well as new cultures with differentiating features. Among the products that will be presented at the show, there will be:

- CHOOZIT™ TR160 cultures, concentrated Lactobacillus helveticus designed for direct-to-vat inoculum to develop hard cheeses such as cheddar or emmentaler with a new and highly sweet flavour;
- CHOOZIT™ ST 20 series for soft pasteurised Brie-type cheeses to bring an excellent mouth feel as well as very short lag phase and stable pH.
- The CHOOZIT™ 740 range to bring novelty to Dutch and continental cheeses such as Gouda, Edam and Schnittkäse;
- HOWARU™ Protect, a new patented formulation of probiotic cultures reducing cold and flu-associated symptoms, to enhance the healthy and nutritional content of hard and semi-hard cheese.
- HOLDBAC™ Listeria Dairy from Danisco's Care4U™ natural food protectants will be also be part of the portfolio of products presented at the booth. Controlling the growth of Listeria without impacting sensory properties is a challenge met by this range of specific protective cultures.

Danisco will also underline the cost-effectiveness of its DVI cultures at a time when milk components prices are soaring. Today, thanks to progresses on the DVI strain screening and process developments, DVI cultures have higher cell counts, vitality and activity than ever before. This results in reduced inoculation rates and the introduction of low cost-in-use CHOOZIT™ Cheese Cultures.

* Direct Vat Inoculation

For more information, please contact:

Nathalie Brosse tel: +33 1 56 60 47 26

Printed Tuesday, 18 March 2008 from
http://www.danisco.com/cms/connect/corporate/media+relations/news/archive/2008/january/businessupdate_247_en.htm

14.

DANISCO

First you add knowledge...

Text size: A A

25 January 2008 - 15:02

Californian Dental Hygienists Association Recommend Sweetener Xylitol to Prevent Tooth Decay

The Californian Dental Hygienist's Association (CDHA) was promoting the dental benefits of xylitol over the holiday season and into the New Year, describing xylitol as the gift that "not only tastes sweet but fights cavities at the same time".

Jean Honny, president of the CDHA, stated "While we recommend this natural sweetener to patients throughout the year, the Christmas and New Year's season is the perfect time to raise even greater awareness. Dental decay affects almost every resident in the United States, causing untold costs in time, money, and suffering" and concluding that "Fortunately, this amazing sweetener can actually help to prevent decay."

Xylitol is available in numerous chewing gums, mints, toothpastes, mouthwashes and numerous other products, and can even be purchased in a granulated form for use as a table top sweetener or replacement for sugar.

Xylitol is the perfect "healthy habit" to start the year. Not only can xylitol reduce tooth decay but it can also reverse the early stages of decay. It works by altering the balance of the bacteria found in the mouth, inhibiting the most virulent decay-causing bacteria and favouring the less harmful bacteria.

Decay-causing bacteria are contagious, and passed from parents to children when kissing or sharing spoons or bites of food, and xylitol has even been demonstrated to actually reduce the transfer of bacteria from mothers to their babies.

Xylitol has been used in foods since the late 1960s, and is approved for use in almost all countries worldwide, including the USA. It is equal in sweetness to sugar, whilst yielding 40 percent fewer calories.

Numerous studies over a period of nearly 40 years have confirmed the unique dental properties of xylitol and have revealed other advantages to using xylitol products, including increased salivary flow in people affected by dry mouth, prevention of ear infections, calorie control, and approved for diabetics.

For further information, please contact:

Ross Craig, Product Manager
E-mail: ross.craig@danisco.com

Printed Tuesday, 18 March 2008 from
http://www.danisco.com/cms/connect/corporate/investor+relations/investor+news/en/business+updates/2008/businessupdate_249_en.ht

SUCROS OY

Lehdistötiedote

28.1.2008

CLEAR WILLINGNESS TO CONTINUE BEET GROWING, BUT SUCROS IS CONTINUING CONTRACTING TO SECURE A FULL QUOTA FOR THE COMING 7 YEARS

All in all 1.066 Finnish beet growers have said yes to continue beet growing and increasing their growing area so that it corresponds to 80.338 tons of sugar. Most of the growers continuing and increasing their area are situated near Säkylä factory, 90 % having less than 160 km to the factory. The amount of those growers further away than 160 km corresponds to 8.288 tons, which might not be sustainable long term

All in all 812 (43%) growers announced stopping beet growing. These farms are smaller than average beet growers and their quota amounts up to 27.837 tons (35%).

We are satisfied that 1.066 beet growers want to continue and even increase their area, but to ensure the sufficient profitability we still need more growers to sign up or increase their commitment. The future Finnish sugar quota will be 80.999 tons but each year we experience that some farmers stop growing and weather conditions may have a big influence on the crop, too. Thus we have to have some reserve growing area and further willingness to avoid an unfortunate situation not reaching the needed crop level to maintain the profitable sugar production.

This is a matter of a solution for many years and we need a growing willingness to extend for the whole IPA period. Sugar industry has still a possibility to sell the quota next year and get compensation, should the beet growing not reach a satisfactory level. It is therefore essential that we get a sufficient growing willingness for the whole period. That's why also opening for new growers is considered together with the present ones.

Finnish government, both Ministry of Agriculture and Ministry of Employment and the Economy have in many connections highlighted the importance of continuing sugar production and announced its support to the sugar production chain. The measures are, however, still to be finally defined.

The compensation for the beet growers that want to stop is to be decided by the government. If the beet growing continues in Finland, there is only a compensation based on 9.001 tons of sugar available despite the fact that the quota of those growers willing to stop is 27.837 tons. It is possible that part of the stopping growers is not getting any compensation. Sucros is willing to offer a possibility to continue for those growers having announced their stopping but who won't get any compensation.

Sucros and its shareholders Danisco Sugar A/S and Lännen Tehtaat Oyj will now evaluate the situation and negotiate with the relevant parties how to ensure further beet growing and how to guarantee all the necessary government support measures. We hope to be able to have a decision ready in two weeks.

Growing area	Number of growers	Will contract			Will stop growing		
		no	%	sugar (tn)	no	%	sugar (%)
Satakunta	501	388	77 %	28 001	113	23 %	3 434
Vakka-Suomi	318	219	69 %	15 019	99	31 %	2 770
Salon seutu	358	237	66 %	21 637	121	34 %	4 393
Häme	282	113	40 %	7 470	169	60 %	6 675
Eteläranikko	190	76	40 %	5 563	114	60 %	4 466
Ahvenanmaa	94	12	13 %	1 029	82	87 %	2 737
Itä-Suomi	44	3	7 %	192	41	93 %	981
Pohjanmaa	91	18	20 %	1 429	73	80 %	2 381
Total	1 878	1 066	57 %	80 338	812	43 %	27 837

Päivi Paakkarinen
Managing Director of Sucros OY

Mogens Granborg
Chairman of the Sucros board

For further information please contact:
Managing Director Päivi Paakkarinen, p. +358 010 431 5200

16.

DANISCO

First you add knowledge...

Text size: A A

29 January 2008 - 09:02

Improving the Crystallization of Trans-free Fat Blends with Grindsted Crystallizers

With an increasing amount of government legislation and a growing awareness of health, there is increased pressure to remove trans fatty acids from food products. In some markets this includes the removal of the term "hydrogenation" from the label as well.

This move from fat blends containing trans fats, hereby referred to as conventional fat blends, to trans-free fat blends has been challenging for the food industry. Trans fatty acids offer a host of functional benefits, such as but not limited to, melting behavior, texture properties, crystallization behavior and final consumer product attributes. The aim of this article is to show how Danisco's GRINDSTED® CRYSTALLIZER Emulsifier blends can be used in trans-free fat blends to overcome the limitations associated with the replacement of trans fatty acids with trans-free fatty acids.

There are many different approaches to reducing the level of trans fat in food products1.These include hydrogenation, interesterification and fractionation. These approaches have been successful at addressing the physical properties of the fat blend, namely solid fat profile and melting point. However, targeting just these properties can lead to inadequate performance in the production process and in the final product's characteristics as well.

Trans-free oils such as palm oil and interesterified oils may have a slower rate of crystallization than conventional trans fat blends which in turn can influence structure and change the melting characteristics. When crystallization rate is slowed, production throughput needs to be reduced to give a similar product. This reduction of throughput or capacity is an additional cost that manufactures must take into account when calculating the cost of using trans-free oils and fats. In addition, post crystallization can occur if the product is not fully crystallized during manufacturing. When this occurs, this "uncontrolled" crystallization leads to post hardening and potential quality problems in the eyes of the consumer.

Improving the rate of crystallization of trans-free fat blends can be very beneficial, allowing the fats to reach a certain SFC within the manufacturing process. Historically, there have been several approaches to improve crystallization rate. One strategy is the addition of 1-2% fully/highly saturated triglyceride. This approach may help to some degree but it is unlikely to solve the crystallization issue entirely. In addition, for those manufacturers concerned with "hydrogenation" on the label or additional saturated fat in the product, this strategy has limited usefulness.

A second approach is to increase the amount of standard emulsifiers. As with the previous strategy, this approach may help to some degree but it does not solve the crystallization issue entirely. When a standard mono and -diglyceride solution is used to induce crystal growth, it may not be enough to inhibit post crystal formation.

Finally, the GRINDSTED® CRYSTALLIZER emulsifier blends have been specifically developed to increase the crystallization rate of trans-free and hydrogenation free fat blends to a level comparable with or better than conventional fat blends. When compared to the previous strategies, most GRINDSTED® CRYSTALLIZERs contain less saturated fatty acids than fully saturated triglycerides. In addition, as previously stated, the GRINDSTED® CRYSTALLIZER range has a greater potential for influencing fat crystallization than standard emulsifiers.

GRINDSTED® CRYSTALLIZERs are based on technology summarized by Wassell[1] and examples are included in the following table.

GRINDSTED® CRYSTALLIZER	Labelling
GRINDSTED® CRYSTALLIZER 100	E471 Mono- and diglycerides , Triglyceride
GRINDSTED® CRYSTALLIZER NH105	E471 Mono- and diglycerides
GRINDSTED® CRYSTALLIZER 201	E475 Polyglycerol ester E471 Mono- and diglycerides
GRINDSTED® CRYSTALLIZER 202	E471 Mono- and diglycerides
GRINDSTED® CRYSTALLIZER 300	E471 Mono- and diglycerides E472b Lactic acid ester (LACTEM)
GRINDSTED® CRYSTALLIZER 400	E471 Mono- and diglycerides E475 Polyglycerol ester (PGE)

GRINDSTED® CRYSTALLIZERs are easy to use. Just melt the CRYSTALLIZER into the trans-free fat and process in a similar manner as a conventional fat.

Low-trans flaked and beaded fat products are another area where the GRINDSTED® CRYSTALLIZERs have benefit. As mentioned earlier, because some low trans fats are slower to CRYSTALLIZER than trans fats, low trans flaked and beaded products can be particularly challenging. Fast crystallization is needed for two reasons. First, rapid crystallization helps form the bead or flake and then "lock" it in that shape. Second, a rapid crystallization is needed so the product does not undergo post crystallization in the box or bag. If this occurs, the heat released during the post crystallization process can cause the individual beads and flakes to fuse together and cause the product to become clumpy. The GRINDSTED® CRYSTALLIZERs increase the rate of crystallization in these trans-free beaded and flaked products to help form the bead or flake and then minimize post crystallization.

In products containing significant levels of palm product, it is well documented that post crystallization can occur leading to textural problems[2]. The ideal packing point occurs when the product is fully crystallized at the end of the processing line. This is rarely optimal in practice. The challenge is to minimize the amount of "uncontrolled" crystallization or post crystallization that occurs after packaging the product. Low-trans fat products are particularly vulnerable to post crystallization because of their slow crystallization time. GRINDSTED® CRYSTALLIZERs assist in decreasing the crystallization time and thereby minimizing the amount of post crystallization that occurs.

The move to trans-free fat blends can also negatively impact the final product characteristics. The addition of GRINDSTED® CRYSTALLIZER to the shortening can improve the crumb stability and appearance of yellow cake. GRINDSTED® CRYSTALLIZER also gives increased plasticity and facilitates lamination of puff pastry products when the CRYSTALLIZER is incorporated into the puff pastry margarine. CRYSTALLIZER can also be used in trans-free fat based fillings in cookies for example. The CRYSTALLIZER helps to optimize the crystallization to speed up the production process, optimize capacity and reduce the cost of using trans-free fats.

In batter systems, GRINDSTED® CRYSTALLIZERs can also help to influence creaming and emulsification. While GRINDSTED® CRYSTALLIZERs may also contain a surfactant which positively affects an emulsion; this benefit is enhanced indirectly through strengthening of the interface due to more tangently aligned crystal numeracy, having lipophilic behavior.

GRINDSTED® CRYSTALLIZER can improve the final product attributes of other types of products as well. Examples include, but are not limited to, ice cream,

dressings and spoonable salad dressings, low fat spreads, confections and confectionery fats and analog milk products.

The addition of GRINDSTED® CRYSTALLIZERs has also been shown to increase the visco-elastic and viscosity of the fat / oil blend. This allows for the removal of a portion of the saturated fat from the formulation.

In conclusion, the inclusion of GRINDSTED® CRYSTALLIZERs in trans-free fat blends can improve production capacity and optimize costs. They can also be utilized to reduce the use of hydrogenated fats and saturated fats as well. Finally, in a variety of applications, the improved crystallization that results from the use of GRINDSTED® CRYSTALLIZERs improves the final product the consumer experiences.

1. Wassell, P. and Young, N.W.G. (2007) Food Applications of Trans Fatty Acid Substitutes. International Journal of Food Technology, 42, 503-517.
2. Ueneo, S., Kawakami, S., and Sato, K. (2006) Synchroton-radiation X-ray diffraction analysis of crystallization of palm oil and its high melting fraction. 4th Euro Fed Lipid Congress, Book of Abstracts 1-4th October 2006, University of Madrid (UCM) Spain p.489.

17.

DANISCO

First you add knowledge...

Text size: A A

5 February 2008 - 09:00

New phytase benefits the pig industry

New generation E. Coli phytase represents an exciting step forward for the pig feed industry, reported Anne-Marie Debicki-Garnier at the 40th Journées de la Recherche Porcine, Paris, France.

Presenting a poster entitled 'Efficacy of a new phytase in swine nutrition", Anne-Marie Debicki-Garnier, Senior Technical Manager for Danisco Animal Nutrition, outlined the results of two trials conducted by ADAS, UK.

The first trial was set up to determine the efficacy of a new generation E. Coli phytase (Phyzyme XP, Danisco) in improving phosphorus and calcium digestibility in young pigs.

The second trial was designed to assess the ability of the new generation phytase to improve liveweight gain and feed efficiency of young pigs fed diets reduced in calcium and phosphorus.

For the first trial, 24 male pigs (start weight ~7 kg) were split into 4 dietary groups - positive control, negative control (digestible phosphorus reduced by 0.14% and calcium reduced by 0.12%), negative control supplemented with either 500 or 1000 FTU/kg new generation phytase.

Phytase addition significantly ($P<0.001$) improved the coefficients of digestibility of calcium and phosphorus compared to both the positive and negative control.

In the second trial (35 days duration), 288 male piglets (start weight ~7.7 kg), were allocated to 6 treatments. The treatments included a positive control and a negative control, with phosphorus and calcium reductions similar to those used in the first trial. The negative control was also supplemented with the new generation phytase at 250, 500, 1000 or 2000 FTU/kg feed.

Pigs fed the negative control diet showed significantly lower liveweight gain and poorer feed efficiency versus the positive control. Liveweight gain and feed efficiency improved as the level of phytase added to the feed increased, with 500 FTU phytase/kg feed restoring performance to the same level as pigs fed the positive control diet.

For further press information, please contact:

Andrea Barletta, Global Marketing Director,
Danisco Animal Nutrition
Tel: +44 (0) 1672 517777
Email: andrea.barletta@danisco.com

Julian Cooksley, Account Manager
Kendalls Communications
Tel: +44 (0) 1394 610022
Email: julian.cooksley@kendallscom.co.uk

Printed Tuesday, 18 March 2008 from
http://www.danisco.com/cms/connect/corporate/investor+relations/investor+news/en/business+updates/2008/gen_+businessupdate_251

18.

DANISCO

First you add knowledge...

Text size: A A

8 February 2008 - 10:32

Frozen caramel mousse with fruit gel

The last course in a nice meal is always a delicious dessert – the present suggestion is a caramel mousse with a fresh lemon gel.



For this we have used our newly developed CREMODAN® MOUSSE 30 ECO which gives an excellent soft structure and a very good flavour release in the product.

The mousse is produced with ice cream equipment. A fresh eating lemon gel is put on top of the mousse. The gel is based on GRINDSTED® Carrageenan CW 599 FLX, which gives a very short and fresh eating gel that fits nicely with the used lemon flavouring from Firmenich.

Contact Danisco to receive the concept handout in PDF format, samples or more information.

Printed Tuesday, 18 March 2008 from
http://www.danisco.com/cms/connect/corporate/investor+relations/investor+news/en/business+updates/2008/businessupdate_252_en.ht

19.

DANISCO
First you add knowledge...

Text size: A A

8 February 2008 - 12:09

Beet sugar production will continue in Finland

Sucros Oy and its owners Danisco Sugar A/S and Lännen Tehtaat Oyj have decided to continue sugar production in Säkylä sugar factory.

This means that we can also in the future offer our customers and Finnish consumers sugar farmed and produced in Finland. Due to EU sugar reform, domestic beet sugar production has decreased 45 % from the level 2005 and is now 80.999 tons a year. This equates, however, nearly half of the consumption so domestic sugar has still an important role on a Finnish 'dining table'.

We are very satisfied that sugar beet growers and MTK/SLC have shown strong commitment to continuing beet growing substantially enough for the coming seven-year IPA period. The extended reception time of growing contracts resulted in fulfilling this year's sugar quota added with a small extra amount. All in all 1.073 growers are willing to grow beets during the coming contract period. The total area for beet will be ca. 14.400 ha.

Sugar beet growing will concentrate nearer Säkylä factory. During the next growing season the average distance of the farms from the factory will be ca. 90 km, whereas last year it was around 110 km. About 10 % of the beets will be grown further than 160 km from the factory. The average beet growing area of a single farm will increase from 10 hectares up to 13 hectares.

Finnish government has in many connections highlighted the importance of continuing sugar production. Sucros, the beet growers, MTK/SLC and the Finnish government have a joint responsibility to ensure a long-term sustainable beet growing and sugar production in Finland. The decision Sucros has now made is based on all parties working in favour of continuing beet growing and beet sugar production.

Säkylä sugar factory was built in 1952. During the campaign it slices on average 7.500 tons of beet daily and produces 1.100 tons of sugar out of it. The factory is giving work to ca. 70 employees the year round and in the autumn it employs additionally 40 seasonal campaign workers. The domestic beet sugar production is indirectly giving work to hundreds of people. For example during the beet campaign around 350-400 truck drivers are getting their income from sugar related transportation.

Sucros Oy and its 100 % owned daughter company Finnsugar Ltd. is producing and marketing various granulated and liquid sugars, syrups and special products. The products are delivered to industrial customers in tank trucks or packed into bags and containers of different sizes. To the consumers we are offering a broad product portfolio of granulated and cube sugars, special products and syrups under the brand name Dansukker.

There will be a press conference at Sucros Oy Säkylä factory 8.2.2008 at 12.

For further information please contact:
Managing Director Päivi Paakkarinen, tel: +358 10 431 5200

Download this release in English

Download this release in Danish

20.

DANISCO

First you add knowledge...

Text size: A A

8 February 2008 - 15:20

Danisco's sugar production exceeds 1 million tonnes

Record-high yields from sugar beet fields in several countries have resulted in a large sugar output as expected.

Danisco's sugar production in Denmark, Sweden, Finland, Germany and Lithuania totalled 1,069,000 tonnes of sugar in the campaign just ended. This exceeds Danisco's total EU quota of 973,000 tonnes of sugar by close to 100,000 tonnes and is, hence, a satisfactory result, which is in line with expectations.

Executive Vice President Thomas B. Olsen elaborates on the result: 'Favourable weather conditions gave us the best possible start to the growing season and have contributed to a record-high sugar yield in several of our production countries. However, growing conditions were not optimal during the summer and autumn, which is the reason for the local variations in yields.'

'The higher yield levels overall also reflect the extensive efficiency improvements made within beet growing in our region in the past few years. In consequence, the average yield level for the 20% growers generating the highest yields is now around 11-12 tonnes of sugar per hectare in most of our production countries. Beet growing is now concentrated with farmers who focus strongly on this crop to the effect that sugar beet has become a key, stable crop in Northern Europe. This puts the sugar industry in a strong position going forward.'

'We are very pleased that following the restructuring measures launched in response to the EU sugar reform, our production is well on track.'

Danisco's sugar output for 2007/08 by country:

Country	Production (tonnes sugar)	Production 2006/07 (tonnes sugar)	Sugar yield (tonnes sugar/ha)	Sugar quota 2007/08*) (tonnes sugar)
Denmark	380,000	375,000	10.2 (9.5)	391,000
Sweden	354,000	314,000	9.3 (7.7)	308,000
Finland	101,000	130,000	7.1 (6.2)	87,000
Germany	136,000	114,000	9.5 (8.5)	115,000
Lithuania	98,000	77,000	8.9 (6.5)	71,000

(Figures for the 2006/07 campaign are shown in brackets).
*) After purchase of additional quota in Denmark and Sweden in 2007. The purchase was made in September 2007 after the sowing of beet for the campaign just ended.

For further information, please contact:

Thomas B. Olsen, Executive Vice President, Danisco Sugar, tel.: +45 3266 2500, or
Mariann Mellström, Communications Officer, Danisco Sugar, tel.: +45 3266 2541, mobile: +46 709 53 71 24.

Download this release in English

Download this release in Danish

21

DANISCO

First you add knowledge...

Text size: A A

12 February 2008 - 13:28

Enzyme technology boosts performance of broilers fed DDGS

Broiler producers looking for lower feed costs with DDGS can save around $9/tonne, without risking bird performance, according to the latest research from Danisco Animal Nutrition.

Two trials conducted by Auburn University and Purdue University, USA, showed that adding both a new-generation phytase (Phyzyme® XP) together with xylanase, amylase and protease enzymes (Avizyme® 1502) to corn soy broiler diets containing 10% corn DDGS improved bodyweight gain and feed efficiency. Bodyweight gain was improved by around 5-8% and feed conversion improved by up to 11 points (6%).

In the trial conducted by Auburn University, the enzyme combination was also added to a lower cost diet reduced in energy by 80 kcals/kg feed and containing 0.1% lower available phosphorus and lower calcium. At 56 days of age, broiler liveweight gain was significantly better (8%) and feed conversion numerically improved (4 points) compared to broilers fed a standard corn soy diet containing 10% corn DDGS.

"Feed prices are at an all time high. Now, more than ever, poultry producers need to exploit technologies available to them to maximise margins," explains Dr Milan Hruby, Regional Technical Services Manager - USA and Canada.

"Using enzyme technology, broiler producers have the opportunity to reformulate diets with lower energy, phosphorus and calcium levels and also include some DDGS in their formulations to further reduce feed costs. In the trial conducted at Auburn University, gross feed cost savings of over $9/tonne were achieved," Dr Hruby concludes.

For further press information, please contact:

Andrea Barletta,
Global Marketing Director,
Danisco Animal Nutrition

Tel: +44 (0) 1672 517777
Email: andrea.barletta@danisco.com

Julian Cooksley
Account Manager
Kendalls Communications

Tel: +44 (0) 1394 610022
Email: julian.cooksley@kendallscom.co.uk

Printed Tuesday, 18 March 2008 from
http://www.danisco.com/cms/connect/corporate/investor+relations/investor+news/en/business+updates/2008/gen_businessupdate_253_

22

DANISCO

First you add knowledge...

Text size: A A

20 February 2008 - 08:00

Phytase helps win the fight for dietary phosphorus

Adding more phytase to feed presents pig and poultry producers with an opportunity to help offset some of the recent increase in feed phosphate prices, explains Danisco Animal Nutrition.

As the demand for phosphate fertilizers continues to rise to meet increases in global crop production to feed developing nations and produce ethanol, feed producers face the challenge of sourcing sufficient quantities of feed phosphates to meet animal requirements.



Feed phosphate prices have rocketed in recent months, reflecting the imbalance between global supply and demand. The UK's Agricultural Industries Confederation has recently reported that over the coming months supplies of feed phosphate will continue to be limited, which means that the price of feed phosphate will continue to rise.

New generation bacterial phytases have been shown to be more effective at releasing plant-bound phytate phosphorus than traditional fungal phytases. At a standard inclusion rate of 500 FTUs/kg feed, Danisco's bacterial phytase (Phyzyme XP) can replace an additional 1.3 kg dicalcium phosphate (DCP) in pig and broiler feed formulations, compared to traditional fungal phytases.

"With the current phenomenal rise in the price of feed phosphates, producers should consider increasing the inclusion of phytase in their feed", explains Dr Peter Plumstead, Danisco's Technical Services Manager.

"We have a wealth of data to show that doubling the dose of phytase in pig and poultry feed allows at least an additional 1.9 kg dicalcium phosphate to be removed from the feed, without negatively affecting animal performance," Peter continues.

500 FTUs /kg feed tends to be the standard phytase inclusion rate in broiler and pig feeds and 300 FTUs/kg feed for layer feeds. With current DCP prices at around €550/tonne, the economic optimum phytase inclusion rate is currently around 1000 FTUs/kg feed for broiler and young pig feeds and 600 FTUs/kg feed for layer diets.

"1000 FTUs/kg feed will currently reduce broiler feed costs by around €4.60/tonne. This allows a further 17% reduction in dicalcium phosphate, resulting in an additional feed cost saving of €0.60/tonne compared to the standard inclusion rate of 500 FTUs/kg feed. Increasing the phytase dose to 600 FTUs/kg feed will allow layer producers to further reduce their feed formulations costs by around €0.53/tonne, reducing dicalcium phosphate inclusion by around 30%" Peter concludes.

For further press information, please contact:

Andrea Barletta, Global Marketing Director,
Danisco Animal Nutrition
Tel: +44 (0) 1672 517777
Email: andrea.barletta@danisco.com

Julian Cooksley, Account Manager

Kendalls Communications
Tel: +44 (0) 1394 610022
Email: julian.cooksley@kendallscom.co.uk

....

Printed Tuesday, 18 March 2008 from
http://www.danisco.com/cms/connect/corporate/investor+relations/investor+news/en/business+updates/2008/gen_businesupdate_254_e

23.

DANISCO

First you add knowledge...

Text size: A A

28 February 2008 - 09:14

Danisco launches online guide to cutting costs

Leading ingredient company takes new step to relieving the food industry's financial pressures,

Danisco has created a new online guide to help food manufacturers limit the impact of soaring raw material prices.



Including an overview of Danisco's many cost optimisation solutions for global markets, the guide gives the food industry fast access to relevant information about how to cut costs at little or no expense to the quality of their final products.

"Many of our customers are under financial pressure, particularly because it is not always possible to pass on price increases to food retailers," says Hans Elbek Pedersen, Vice President of Global Innovation at Danisco. "We experience a growing demand for knowledge and ingredients that allow manufacturers to reformulate to cut costs while maintaining an appealing taste and texture."

Opportunities across the board

The online guide covers cost reduction opportunities for many food sectors, including bakery, ice cream, dairy desserts, yogurt, meat products, margarine and mayonnaise. A click on each sector takes website visitors to more detailed information about relevant solutions.

CREMODAN® 1200 MR IcePro is one of the latest Danisco solutions directly aimed at countering the sharp upward price trend that has hit commodities such as skimmed milk powder, butter, vegetable oils, wheat and other grains. Enabling ice cream manufacturers to cut their skimmed milk powder costs by up to 70%, CREMODAN® 1200 MR IcePro secures ice cream with a premium quality.

For the US market, the company is now also launching GRINDSTED® CostPro Stabiliser Blends for butterfat replacement, creating an opportunity for manufacturers to produce frozen desserts as an alternative to "standard of identity" ice cream.

Emulsifier solutions are another example, developed for effective wheat gluten reduction in bread improvers and vegetable oil reduction in margarine and spreads.

Proactive and creative

"We have worked proactively with cost optimisation for many years. Now that high raw material prices have become a bigger problem for our customers, the need for us to be creative has grown."

"Of course there is a limit to what is possible. What we are focusing on is expanding those limits," says Hans Elbek Pedersen.

The guide to cost reduction is accessible on **http://www.danisco.com/value**

For further information, please contact:

Hans Elbek, Vice President, Global Innovation, Food Science
Tel: + 45 8943 5000
E-mail: hans.elbek.pedersen@danisco.com

Printed Tuesday, 18 March 2008 from
http://www.danisco.com/cms/connect/corporate/investor+relations/investor+news/en/business+updates/2008/business_update_255_en.h

24.

DANISCO

First you add knowledge...

Text size: A A

28 February 2008 - 11:49

Genencor wins second round of funding from the U.S. D.O.E to develop advanced biomass enzymes

Genencor, a division of Danisco, announced on 27 February 2008 that it has been awarded funding by the U.S. Department of Energy (DOE) to develop improved enzyme systems for cellulosic ethanol production.

Genencor is one of four companies the DOE chose to receive part of a total investment of up to $33.8 million over four years. The initial work plan will cover two years with a possible extension, if needed. The amount of the award will be set after the technical work plan is finalized with the agency. The award amount will be equally matched by the company.

In 2000, Genencor was the first industrial biotechnology company to win an enzyme improvement contract from the DOE. This new award provides the funding to improve the biomass enzymes further using advanced tools of protein engineering. Genencor will collaborate with the National Renewable Energy Laboratory (NREL) and others.

For further information, please contact:

Jennifer Hutchins, USA Media Contact,
Tel: +1 585 256 5200
Fax: +1 585 256 6952
E-mail: jennifer.hutchins@danisco.com

25.

DANISCO

First you add knowledge...

Text size: A A

3 March 2008 - 09:00

Recent advances in enzyme technology benefit the global pig industry

New generation E. Coli phytases, the latest in thermoprotection technology, enzyme solutions to optimise both piglet and grower/finisher performance and the use of enzymes in antibiotic growth promoter free nutrition were just some of the recent advances in enzyme technology reported by Dr Gary Partridge at the Pig Focus Asia conference, Bangkok, Thailand.

Presenting a paper entitled 'Profitable use of new enzymes", Dr Gary Partridge, Technical Services Director for Danisco Animal Nutrition, explained how with feed prices at an all time high and pig prices constantly under pressure, feed enzyme technology has gained increasing acceptance over the past 15 years and is now seen as one important weapon in the armory required to feed the modern pig, in a cost-efficient and environmentally-responsible way.

More effective new generation E. Coli phytases provide pig feed producers with opportunities to further reduce feed costs by replacing around 20% more inorganic phosphate from the feed than when using traditional fungal phytases.

Dr Partridge also explained that with the recent surge in feed phosphate prices, increasing the amount of phytase added to the feed provides a cost effective means of minimising feed costs.

He went on to explain how thermo-tolerance of enzyme products is conventionally achieved by the use of various coating techniques to ensure the enzyme survives the feed conditioning and pelleting process.

Once the enzyme is consumed in the feed, the coating system must break down rapidly to release the enzyme in the stomach of the pig so that it can exert its effects on the phytate substrate – releasing bound phosphorus and quickly reducing the anti-nutritional effects of dietary phytate.

Coating systems can vary substantially in their ability to dissociate in the gut and this, together with variations in the characteristics of enzymes, can underlie substantial differences in relative bio-efficacy.

The use of fibre degrading feed enzymes, such as xylanases, are growing in importance as more fibrous raw materials, such as DDGS, enter the feed formulation. But, he warned, consider critically and objectively what other enzyme 'side activities' some products are claimed to contain, as these additional enzyme activities almost invariably are not subjected to routine Quality Control.

In addition, the contribution of these 'side activities' to the bio-efficacy of the product frequently remain totally unproven to discerning, independent regulatory authorities.

Going on to explain how to optimise piglet performance, Dr Partridge discussed the use of amylase, used in conjunction with fibre degrading xylanase, to aid the breakdown of starch in the diet. This appears to be particularly pertinent where a low feed intake post-weaning is associated with a slow maturation of α-amylase secretion by the pancreas and compromised digestibility.

Amylase supplementation also allows the use of less cooked grain in the diet, with resultant benefits in feed cost reduction, without compromising young pig

performance after weaning.

For producers wanting to achieve antibiotic growth promoter free nutrition, there appears to be a clear interaction between disease challenge and diet digestibility.

Certain anti-nutrients in feed have been shown to be provocative to pigs under certain chronic or acute disease challenges, so the addition of appropriate enzymes to target these anti-nutrients has been found to be particularly beneficial. Future focus and development in this area is expected, especially in conjunction with formulation changes that incorporate more fibrous raw materials.

Looking to the future, he concluded that well-researched feed enzymes can help reduce the maintenance energy and protein costs of the animal, effectively freeing more nutrients to fuel lean growth and thereby improving the efficiency of lean meat production in the pig industry.

Danisco Animal Nutrition (www.danisco.com/animalnutrition), a business unit of leading global food ingredient specialist Danisco A/S (Denmark), pioneered the development and use of enzymes and betaine in animal nutrition.

Its products are now widely used by poultry and pig producers throughout the world. The company's mission is to deliver innovative, sustainable solutions that increase efficiency and safety of the food production chain in an environmentally sensitive way. .

For further press information, please contact:

Andrea Barletta, Global Marketing Director,
Danisco Animal Nutrition
Tel: +44 (0) 1672 517777
Email: andrea.barletta@danisco.com

Julian Cooksley, Account Manager
Kendalls Communications
Tel: +44 (0) 1394 610022
Email: julian.cooksley@kendallscom.co.uk

26.

DANISCO

First you add knowledge...

Text size: A A

4 March 2008 - 11:00

Danisco increases outlook for Sugar and commences Sugar separation

Notice no. 1/2008

Danisco Sugar upgrades its long-term financial targets on the back of an improved outlook for the EU sugar market. Due to a combination of one-offs and better-than-expected performance, Danisco Sugar also lifts its full-year outlook for 2007/08. Furthermore, we provide Danisco Sugar's preliminary outlook for 2008/09.

Formal preparations have begun for a spin-off of Danisco Sugar by the end of calendar year 2008. At the same time we are commencing a sales process for the sugar business.

CEO Tom Knutzen states: 'Today's announcement underscores our sustained and determined commitment to create long-term shareholder value. We remain confident that Danisco Sugar has a compelling future as an independent entity due to its strong cash flow generating characteristics that result from it having one of the most efficient sugar production platforms in Europe. We continue our preparations for the independence of Danisco Sugar, in line with what we stated at our AGM in August 2007.'

Highlights

- As announced by the EU in February, a total of 2.5 million tonnes of sugar were renounced in the latest round of quota reductions, with a further cut expected to be renounced by 31 March 2008. We now anticipate greater clarity for the EU sugar market, and an improved balance between demand and supply
- As a result of the improved sugar industry outlook, we raise our long-term financial target for Danisco Sugar to revenue of at least DKK 6.0 billion and an EBIT margin (before special items and share-based payments) of at least 10%, to be achieved after the full implementation of the EU sugar reform
- In 2008/09, we preliminarily expect Danisco Sugar to report revenue of around DKK 7.0 billion and EBIT (before special items and share-based payments) of between DKK 400 million and DKK 450 million
- Due to better operating performance as well as certain one-off items, we now expect Danisco Sugar to report revenue of at least DKK 6.75 billion and EBIT (before special items and share-based payments) of around DKK 600 million in 2007/08
- The full-year 2007/08 outlook for Danisco A/S will be updated in connection with the release of our Q3 2007/08 results on 26 March 2008, in accordance with previously announced plans
- Also as a result of the improved sugar industry outlook, Danisco will now formally initiate preparations for the spin-off of Danisco Sugar to its shareholders before the end of calendar year 2008. Our primary objective remains an independent listing for Danisco Sugar, unless an outright sale of the business proves to be more value enhancing
- Regardless of the outcome of this process, we will ask our shareholders to approve either the spin-off or sale at a general meeting

- We will today host and webcast an analyst and press meeting at 2:00 p.m. CET at our Copenhagen

The full six page release is contained in the the attached PDFs.

Download the full release in English

Download the full release in Danish

Printed Tuesday, 18 March 2008 from
http://www.danisco.com/cms/connect/corporate/investor+relations/investor+news/en/stock+exchange+news/2008/investor_253_en.htm

27.

DANISCO

First you add knowledge...

Text size: A A

6 March 2008 - 16:00

Patent awarded for method to detect and inactivate prions that cause variant Creutzfeldt-Jakob Disease (vCJD)

Collaboration between Genencor and HPA leads to development of Prionzyme™

Genencor, a division of Danisco, announced today that the Health Protection Agency (HPA) of the U.K. has been awarded a U.S. patent for inactivating prions, which are the causative agents of various forms of transmissible spongiform encephalopathy (TSE), including the human variant Creutzfeldt-Jakob disease (vCJD).

The patented method for prion detection and elimination was developed when the HPA came to Genencor to help develop a solution for preventing vCJD transmission. It uses Genencor's prion-degrading enzyme, Prionzyme™.

"This is a pioneering step toward eliminating prion transmission through contamination of medical and dental instruments, which poses a serious health threat to patients," says John Gell, Vice President of Genencor Industrial & Developing Markets.

It involves a prion inactivating enzyme, called Prionzyme™, which carries the EU's CE mark, and is used for equipment disinfection to diminish the spread of vCJD. The enzymatic disinfectant digests and inactivates prions, with a greater than 10 million-fold reduction in infectivity under recommended conditions.

U.S. patent number 7,303,907 B2 describes a method by which the enzyme inactivates TSE agents, followed by detection. Extensive analytical testing demonstrated that the 301V prion strain is effectively digested by Prionzyme, with subsequent bioassays confirming the elimination of TSE infectivity.

Prionzyme is compatible with equipment and instruments, and is safe for workers in sterilization centers. It is commercially available for decontaminating medical and dental equipment in a presoak or in automated washers/disinfectors.

About vCJD

Bovine spongiform encephalopathy (BSE), commonly known as Mad Cow Disease, can be transmitted from cattle to man, presumably via contaminated meat. More than 200 cases of vCJD in humans have been diagnosed to date, although the exact number of people incubating the disease is unknown. The infectious agent is a prion (a self-replicating infectious protein) that is difficult to inactivate and resists high temperatures. It can be spread from human to human through exposure to contaminated surgical/dental equipment or blood transfusion. vCJD has been detected in tissues throughout the body, including the nervous system, lymph nodes, eye tissue, brain, and tonsils.

About HPA

The Health Protection Agency (HPA) is an independent body in the U.K. that protects the health and well-being of the population. The agency plays a critical role in protecting people from infectious diseases and in preventing harm when hazards involving chemicals, poisons or radiation occur. HPA also prepares for new and emerging threats, such as a bio-terrorist attack or a virulent new strain of disease.

Download this release

28

DANISCO

First you add knowledge...

Text size: A A

7 March 2008 - 08:30

Pro-& Prebiotic Frozen Yoghurt

This frozen yogurt contains the probiotic bacteria from HOWARU™ Rhamnosus which helps to positively influence a healthy immune system.



Recommended daily intake of minimum 109 per serving was obtained by fermentation. Freezing process did not reduce the number of HOWARU™ Rhamnosus.

Litesse® Two is a low-calorie, low-glycaemic speciality carbohydrate that is prebiotic and widely recognized as fibre. The positive effects are apparent at doses as low as 4 grams/day.

The frozen yogurt is stabilised with CREMODAN® SE 80 which provides a smooth and creamy texture and protects the product quality during storage and distribution.

Contact Danisco to receive the concept handout in PDF format, samples or more information.

Danisco's Ice Cream & Frozen Desserts innovation department has a vast knowledge of technical and trend related issues. Danisco has more than 50 years experience in solving the challenges that ice cream producers meet. Danisco's monthly ice cream concepts help customers identify the key trends within the frozen desserts market.

29.

DANISCO

First you add knowledge...

Text size: A A

18 March 2008 - 11:30

Danisco invests in new ice-cream optimising freezing technology

As the first ingredients supplier, Danisco has invested in a new low-temperature freezing technology for use in ice-cream production. The technology ensures a finer structure, better mouthfeel and creamier texture in ice cream than previously possible.

'We're very pleased that we can now offer our customers an optimised solution for the development of new types of ice cream. With this investment we can accommodate our customers' demands and needs, which are becoming increasingly specific as a natural consequence of consumers' growing awareness of quality food,' says Finn Hjort Christensen, Group Manager, Ice Cream Application, Danisco Brabrand.

The new production equipment, designed specifically for pilot production, freezes the ice cream to minus 12-15°C compared with traditional freezing equipment, which only provides freezing temperatures of around minus 7°C.

The lower temperature optimises the air distribution in the ice cream and ensures smaller ice crystals, resulting in a better and smoother texture. This is due to a finer micro structure achieved during the colder freezing process.

The investment is an example of how, through constant monitoring of market trends, Danisco stays at the forefront of customers' ever changing and challenging demands.

The new freezing equipment is located in Danisco's testing laboratory in Brabrand and is mainly used for making low-fat ice cream where it is difficult to obtain the same structure as in ice cream with a higher fat content.

For further information, please contact:

Finn Hjort Christensen, Group Manager, Ice Cream Application, Danisco Brabrand
Tel. +45 8943 5450, mobile: +45 2949 3889

Signe Kamper Henriksen, Media Relations, Danisco Copenhagen
Tel. +45 3266 2927

Download this release in English

Download this release in Danish

DANISCO

First you add knowledge...

Text size: A A

18 March 2008 - 13:03

Investing in the future

Danisco Animal Nutrition is pleased to announce two important changes within the company's management team. James Laughton, previously President for Danisco Animal Nutrition, has been appointed Executive Vice President for Danisco Animal Nutrition, Food and Beverage enzymes. His responsibilities have been extended to include developing the enzyme business for both animal feed and human food applications.

Dr Andrew Harker, previously Director for Marketing and Technical Services has been promoted to Business Unit Director - Danisco Animal Nutrition, responsible for the business' sales, marketing and technical service functions.

Danisco Animal Nutrition is also delighted to announce two new appointments - Nick Hewens, Director for Product Management and Dr Lorraine Salmon, Scientist.

These new appointments reinforce Danisco's commitment to innovation and support the development of their exciting pipeline of products and services.

Nick, who has more than 20 years product management experience in the food and healthcare industries, will be responsible for overseeing Danisco Animal Nutrition's new product development process, minimising the time to market of new product and service solutions for Danisco's customers.

Further strengthening Danisco's Research team, Lorraine, who has a BSc Hons in Agriculture with Animal Science from Harper Adams University College, UK and a PhD from the University of Newcastle, UK, will be responsible for advancing developments in Danisco's feed enzyme product portfolio.

Both based in Marlborough, UK, Lorraine reports to Dr Howard Simmins, R&D Director and Nick reports to Andrew Harker, Business Unit Director for Danisco Animal Nutrition.

Danisco Animal Nutrition (www.danisco.com/animalnutrition), a business unit of leading global food ingredient specialist Danisco A/S (Denmark), pioneered the development and use of enzymes and betaine in animal nutrition. Its products are now widely used by poultry and pig producers throughout the world. The company's mission is to deliver innovative, sustainable solutions that increase efficiency and safety of the food production chain in an environmentally sensitive way.

For further press information, please contact:

Andrea Barletta, Global Marketing Director
Danisco Animal Nutrition
Tel: +44 (0) 1672 517777
Email: andrea.barletta@danisco.com

Julian Cooksley, Account Manager
Kendalls Communications
Tel: +44 (0) 1394 610022
Email: julian.cooksley@kendallscom.co.uk

Printed Tuesday, 18 March 2008 from

http://www.danisco.com/cms/connect/corporate/investor+relations/investor+news/en/press+releases/2008/dan_73_en.htm

DANISCO
First you add knowledge...

ARTICLES OF ASSOCIATION

for

Danisco A/S

29 August 2007

Name, Registered Office and Objects

Article 1

1.1 The Company's name is Danisco A/S.

1.2 The Company also carries on operations under the secondary names:
Grindsted Products A/S (Danisco A/S)
Danisco Ingredients A/S (Danisco A/S)
Danisco-Cultor A/S (Danisco A/S)
Danisco Cultor A/S (Danisco A/S)
Danisco Sweeteners A/S (Danisco A/S)
Danisco Cultor Ingredients A/S (Danisco A/S)
Danisco Emulsifiers A/S (Danisco A/S)
Danisco Functional Systems A/S (Danisco A/S)
Danisco Textural Ingredients A/S (Danisco A/S)
Danisco Specialities A/S (Danisco A/S)
Danisco Animal Nutrition A/S (Danisco A/S)
Danisco Venture A/S (Danisco A/S)
Danisco Cultures A/S (Danisco A/S)
Danisco Genencor A/S (Danisco A/S)

1.3 The Company is officially listed on the Copenhagen Stock Exchange.

Article 2

2.1 The registered office of the Company is situated in the Municipality of Copenhagen.

Article 3

3.1 The objects for which the Company has been established are to carry on industrial and trading activities at home and abroad and any other activities which may seem to the Board of Directors to be related to the above objects.

The Company's Share Capital and Shares

Article 4

4.1 The Company has a share capital of DKK 978,829,900 divided into shares of DKK 20 each.

4.2 The shares have been issued through the Danish Securities Centre.

4.3 By a decision of the Board of Directors, the Company's share capital may be increased by one or more share issues by up to DKK 250,000,000. Such increase may be effected by settlement in cash, by conversion of debt, or as consideration for the acquisition of a going concern or specific capital assets. Where the subscription price is equal to the market price, the Board of Directors may determine that subscription shall be effected without any pre-emptive rights for existing shareholders. Where the increase is effected by conversion of debt or as consideration for the acquisition of a going concern, the existing shareholders shall not have any pre-emptive rights. The authorisation granted to the Board of Directors shall apply for the period until 28 August 2008. The time and terms and conditions governing the increase shall be determined by the Board of Directors, with due observance of the provisions set out in Article 4.5 below.

4.4 For a period of five years until 28 August 2008 the Company may, by a decision of the Board of Directors, raise a loan by one or more issues of bonds or other instruments of debt with a right for the bondholder to convert his claim into new shares, at the most DKK 250,000,000 (convertible loans). Convertible loans may be raised in DKK or the equivalent in foreign currency computed at the rates of

exchange ruling at the day of the loan. At the same time the Board of Directors shall be empowered to make the consequent capital increase. Convertible loans may be raised against settlement in cash or in some other way. The Board of Directors may decide that the pre-emption rights of the shareholders shall be departed from. If the shareholders' pre-emption rights are departed from, the convertible loans shall be offered at a subscription price and a conversion price which in the aggregate at least correspond to the market price of the shares at the date of the decision of the Board of Directors, however, not less than DKK 21 per share. The time limit for conversion may be fixed for a longer period than five years after the raising of the convertible loan. The terms and conditions for raising convertible loans shall be determined by the Board of Directors, including loan terms and provisions for conversion and the legal position of the bondholders in the event of a capital increase, capital reduction, the raising of new convertible loans, the dissolution, merger or demerger of the Company, before the expiry of the right of conversion. The time and terms and conditions for the capital increase shall be fixed by the Board of Directors in accordance with the provisions set out in Article 4.5.

4.5 New shares issued in pursuance of the authorisation of the Board of Directors in accordance with Articles 4.3, 4.4 and 4.7 shall be negotiable instruments, issued to bearer and shall rank for dividend as from a date to be fixed by the Board of Directors, however not later than for the accounting year following the year of the capital increase. No restrictions shall apply to the pre-emption rights attached to the new shares, which shall rank pari passu with existing shares with respect to rights, redeemability and transferability. The Board of Directors shall be empowered to make such amendments to the Articles of Association as are necessitated by the anticipated capital increase.

4.6 The authorisation of the Board of Directors pursuant to Articles 4.3 and 4.4, irrespective of the amounts indicated in each authorisation, shall only apply to the extent corresponding to an aggregate increase of the share capital of DKK 250,000,000.

4.7 The Company's Board of Directors has on 18 September 2002 resolved to exercise the authorisation given to the Board of Directors on the Annual General Meeting of 5 September 2002 to issue warrants as the Board of Directors has resolved to issue warrants without pre-emption right for the shareholders of the Company. The

warrants are issued to all employees employed by the Company or its subsidiaries who did not receive share options from the Company in 2000. The offer and allotment of warrants shall occur on the basis of reasonable criteria (such as level of salary, seniority, number of working hours and similar criteria) determined by the Company's Executive Board.

The warrants shall provide the right to subscribe to shares in the Company up to a nominal amount of DKK 28,000,000. However, the adjustment mechanisms determined may result in a higher amount. As a consequence hereof, the Board of Directors has at the same time resolved upon the capital increases related to the warrants of up to nominally DKK 28,000,000. However, the adjustment mechanisms determined may result in a higher amount.

The exact terms for subscription for and exercise of the warrants and the related cash capital increases are set out in Appendix 1 which constitutes the complete decision of the Board of Directors and is an integrated part of the Company's Articles of Association.

Article 5

5.1 The Company's shares shall be issued to bearer but may be registered in the name of the shareholder in the Company's Register of Shares.

5.2 The Company's shares are negotiable and may be freely transferred.

5.3 The Register of Shares is kept by VP Investor Services A/S, Helgeshøj Allé 61, P.O. Box 20, 2630 Taastrup, Denmark.

Article 6

6.1 Payment of dividends shall be made by transfer to the accounts designated by the shareholders in accordance with the regulations from time to time applicable to the Danish Securities Centre.

General Meetings

Article 7

7.1 The General Meeting has supreme authority in all company matters within the scope of Danish legislation and these Articles of Association.

Article 8

8.1 General Meetings shall be held in the Capital Region of Denmark.

Article 9

9.1 The Annual General Meeting shall be held in every year within four months after the close of the accounting year.

9.2 An Extraordinary General Meeting shall be held when deemed appropriate by the Board of Directors, or on the request of the auditor or shareholders holding in aggregate one tenth of the share capital. Such a request shall be submitted in writing to the Board of Directors and shall specify the business desired to be transacted. Such Extraordinary General Meeting shall be convened 14 days after the receipt of the request at the latest.

Article 10

10.1 Annual General Meetings shall be convened by the Board of Directors giving not more than four weeks' nor less than 14 days' notice, and Extraordinary General Meetings shall be convened by the Board of Directors giving not more than four weeks' nor less than eight days' notice by an advertisement inserted once in the Danish Commerce and Companies Agency's electronic information system and a national newspaper at the discretion of the Board of Directors, and by ordinary mail addressed to all shareholders registered in the Register of Shares who have requested to be notified of the General Meeting. The notice convening the General Meeting shall contain the agenda and the essentials of any proposals for changes in the Articles of Association.

Article 11

11.1 Any shareholder shall be entitled to request that any resolutions proposed by him be dealt with at the Company's General Meeting. Resolutions must be submitted in writing to the Board of Directors sufficiently early to permit their inclusion in the agenda of the General Meeting, i.e. with respect to the Annual General Meeting normally at least 30 days in advance.

Article 12

12.1 The agenda of the General Meeting and the resolutions in full intended to be submitted at the Meeting - and, in the case of the Annual General Meeting, the audited annual report - shall be available for the inspection by the shareholders at the Company's registered office eight days before any General Meeting at the latest. At the same time, the documents referred to above shall be sent to any shareholders who have so requested.

Article 13

13.1 The agenda of the Annual General Meeting shall include the following:

1. The Directors' report on the Company for the year ended.

2. Submission of the audited annual report and resolution for the approval of the annual report.

3. Resolution on the appropriation of profits or covering of losses in respect of the approved annual report.

4. The election of members to the Board of Directors.

5. The election of one Danish state-authorised public accountant to serve as auditor.

6. Any other resolutions submitted by the Board of Directors or shareholders.

Article 14

14.1 Each DKK 20 share shall give the shareholder one vote. However, no one shall be entitled to exercise the voting rights - either by proxy or in his own right - for a share amount of more than 7 1/2% of the Company's issued share capital. This restriction shall not apply to the Board of Directors voting as proxy of any shareholder, provided that the said proxy does not confer voting rights amounting to more than 7 1/2% of the Company's share capital.

14.2 For the purposes of Article 14.1, shares which according to the entry in the Register of Shares are owned by different individuals shall be deemed to be owned by one shareholder if the owners constitute an interest group, either expressly or tacitly, or if the individual shareholders are not free to exercise their voting rights due to any special relationship.

14.3 Voting rights can only be exercised by shareholders or their proxies if an admission card has been obtained in due time, cf. Article 14.4, and if the share conferring the voting right is registered in the name of the shareholder in the Register of Shares. Shareholders who have acquired shares by transfer may only exercise the voting right for the shares in question at the General Meeting if the shares are registered in the name of such shareholders at the time of the convening of the General Meeting or if the shareholders before that time have applied for registration and filed proof of the acquisition.

14.4 Every shareholder shall be entitled to attend the General Meeting, provided that he has requested and obtained an admission card at the Company's offices at least two weekdays before the Meeting. Proof that he is a shareholder shall have been conclusively provided on the presentation of an extract copy from the Danish Securities Centre, which shall not be more than one month old.

14.5 Any shareholder shall be entitled to attend together with an adviser or be represented by a proxy, who shall produce a written and dated Form of Proxy issued for a period of one year or less.

Article 15

15.1 General Meetings shall be presided over by a Chairman nominated by the Board of Directors. The Chairman shall decide all procedural issues arising at the Meeting and in connection with the casting of votes.

15.2 Minutes shall be taken of the proceedings at General Meetings and shall be signed by the Chairman.

Article 16

16.1 All matters submitted to General Meetings shall be decided by simple majority of votes.

16.2 To pass a resolution - excepting those for which unanimity or a special qualified majority are required by Danish legislation - relating to

1) Changes in the Articles of Association;

2) Changes in the Company's share capital, unless such changes fall within Articles 4.3 - 4.4 and 4.A;

3) The dissolution of the Company or merger with another company;

requires that both two-thirds of the votes cast and shareholders representing two-thirds of the voting rights at the General Meeting vote in favour of the resolution.

Board of Directors

Article 17

17.1 The Board of Directors shall consist of, apart from the employee representatives referred to in the Danish Companies Act, five to eight members, who shall be elected at the Annual General Meeting.

17.2 The members of the Board of Directors elected by the shareholders at Annual General Meetings are elected for a term of two years. Re-election is possible.

Article 18

18.1 The Board of Directors shall elect a Chairman and one or two Deputy Chairmen from among their number.

18.2 In the event of parity of votes, the Chairman or, in his absence, the acting Deputy Chairman shall have a casting vote.

Article 19

19.1 The Board of Directors shall determine its own rules of procedure for the discharge of their duties.

19.2 The Board of Directors shall keep minutes of the proceedings at Board Meetings, such minutes to be signed by all Directors present.

Article 20

20.1 The Directors shall receive an annual emolument to be approved by the shareholders in General Meeting.

Executive Board

Article 21

21.1 The Board of Directors shall appoint an Executive Board to be composed of not less than three nor more than ten members to be in charge of day-to-day management of the Company.

21.2 The Board of Directors shall appoint a President of the Executive Board. The distribution of duties among the members of the Executive Board is subject to the approval of the Board of Directors.

21.3 Guidelines for incentive programmes to the Executive Board have been adopted, cf. Section 69 b (2) of the Danish Companies Act. The guidelines are available on Danisco's homepage.

Binding Signatures

Article 22

22.1 The Company shall be bound by the joint signatures of the Chairman of the Board of Directors or a Deputy Chairman together with a member of the Executive Board, or by the joint signatures of two members of the Executive Board, or by the joint signatures of the whole Board of Directors.

Audit

Article 23

23.1 The shareholders in General Meeting shall appoint one Danish state-authorised public accountant to serve as auditor for the period until the next Annual General Meeting.

23.2 The auditor shall keep an audit book to be submitted at every Board of Directors' meeting. Any addition to the audit book must be signed by all the Directors.

Annual Accounts, etc.

Article 24

24.1 The Company's financial year runs from 1 May to 30 April.

Article 25

25.1 The annual report shall be drawn up in accordance with the provision of the Danish Financial Statements Act and the International Financial Reporting Standards (IFRS).

-oooOOOooo-

As approved and adopted by the Company's General Meeting on 8 May 1989, and later amended on 6 September 1990 (General Meeting resolution), 28 January 1991 (Board of Directors' resolution), 19 April 1991 (Board of Directors' resolution), 10 September 1991 (General Meeting resolution), 10 September 1992 (General Meeting resolution), 16 September 1993 (General Meeting resolution), 7 February 1994 (General Meeting resolution), 15 September 1994 (General Meeting resolution), 19 December 1994 (Board of Directors' resolution), 28 April 1995 (Board of Directors' resolution), 19 September 1995 (General Meeting resolution), 18 December 1995 (Board of Directors' resolution), 6 May 1996 (Board of Directors' resolution), 17 September 1996 (General Meeting resolution), 22 October 1996 (Board of Directors' resolution), 18 December 1996 (Board of Directors' resolution), 23 January 1997 (Board of Directors' resolution), 12 February 1997 (Board of Directors' resolution), 3 April 1997 (Board of Directors' resolution), 16 September 1997 (General Meeting resolution), 17 December 1997 (Board of Directors' resolution), 1 September 1998 (General Meeting resolution), 21 April 1999 (Board of Directors' resolution), 6 September 1999 (General Meeting resolution), 7 September 2000 (General Meeting resolution), 6 September 2001 (General Meeting resolution), 5 September 2002 (General Meeting resolution), 18 September 2002 (Board of Directors' resolution), 17 December 2002 (Board of Directors' resolution), 28 August 2003 (General Meeting resolution), 16 December 2003 (Board of Directors' resolution), 16 December 2004 (Board of Directors' resolution), 25 August 2005 (General Meeting resolution), 1 November 2005 (Board of Directors'

resolution), 15 December 2005 (Board of Directors' resolution), 27 January 2006 (Board of Directors' resolution), 2 May 2006 (Board of Directors' resolution), 2 August 2006 (Board of Directors' resolution), 24 August 2006 (General Meeting resolution), 2 November 2006 (Board of Directors' resolution), 25 January 2007 (Board of Directors' resolution), 1 May 2007 (Board of Directors' resolution), 1 August 2007 (Board of Directors' resolution), and 29 August 2007 (General Meeting resolution).

Board of Directors:

Anders Knutsen	Jørgen Tandrup	Håkan Björklund
Kirsten Drejer	Lis Glibstrup	Peter Højland
Flemming Kristensen	Bent Willy Larsen	Matti Vuoria

DANISCO

This is an unauthorised translation of a Danish document into English. In case of discrepancies or interpretation, the Danish version shall take precedence.

APPENDIX 1 TO DANISCO A/S' ARTICLES OF ASSOCIATION

1. RESOLUTION

1.1 The Board of Directors of Danisco A/S (the "Company") has on 18 September 2002 resolved to exercise the authorisation given to the Board of Directors at the Annual General Meeting of 5 September 2002 and thus to issue warrants (the "Warrants"). The Company's shareholders shall have no pre-emption right to the Warrants which are issued to the benefit of all employees employed by the Company or its subsidiaries who did not receive share options from the Company in 2000 (collectively the "Employees" and individually the "Employee"). The allotment of the Warrants shall occur on the basis of reasonable criteria (such as level of salary, seniority, number of working hours and similar criteria) determined by the Company's Executive Board.

The Warrants provide the Employees with the right to subscribe for shares in the Company up to a total nominal amount of DKK 28,000,000. However, the adjustment mechanisms set out in Clause 10 may result in a higher amount.

1.2 As a consequence of the above, the Board of Directors has at the same time resolved upon the cash capital increases relating to the Warrants of up to nominally DKK 28,000,000. However, the adjustment mechanisms set out in Clause 10 may result in a higher amount.

1.3 As part of the above, the Board of Directors has resolved that the following terms of subscription for and exercise of the Warrants and the related capital increases shall apply:

2. PURPOSE

The Warrants are issued in order to increase and motivate the Employees' focus on a positive development of the market price of the Company's shares in the period until the Warrants are exercised and to motivate the Employees to work for and contribute to future value creation in the Company and its subsidiaries. Consequently, it is the intention that the Employees by allotment of Warrants to a greater extent obtain the same financial interest in the Company as the Company's shareholders.

Furthermore, the Warrants are issued in order to maintain the Employees in the Company and its subsidiaries in the future.

3. SUBSCRIPTION AND ALLOTMENT OF WARRANTS AND REMUNERATION THEREOF

3.1 The Employees may subscribe for the Warrants in the period from 18 November 2002 until 29 November 2002, 12 o'clock noon (Danish time) on the subscription list issued by the Board of Directors. The Employees' subscription for the Warrants shall subsequently be approved by the Company's Board of Directors which occurs by the Board of Director's record of the Employees' names in the register described in Clause 3.3.

3.2 No remuneration is paid for the Warrants.

3.3 A register of the issued Warrants is kept.

4. SUBSCRIPTION PRICE AND NOMINAL SHARE AMOUNT

4.1 Each Warrant shall provide the Employee with a right, but not an obligation, to subscribe for one share in the Company with a nominal value of DKK 20.

4.2 Each Warrant provides the right to subscribe for one share at a price of 278, i.e. DKK 278 per share of nominally DKK 20 (the "Base Price") added 2.5% ("Percentage Addition") per annum from 5 September 2002 to 5 September 2005 inclusive. The Percentage Addition is calculated of accrued Percentage Addition (corresponding to compound interest) on a yearly basis. The Base

Price with addition of accrued Percentage Additions is hereinafter referred to as the "Subscription Price", and consequently, the Subscription Price amounts to 299, i.e. DKK 299 per share with a nominal value of DKK 20.

4.3 The minimum amount of the capital increases which can be subscribed for on the basis of all of the Warrants is nominally DKK 20 and the maximum amount is nominally DKK 28,000,000. However, the adjustment mechanisms set out in Clause 10 may result in a higher amount.

5. ORDINARY EXERCISE OF THE WARRANTS

5.1 The Warrants may be exercised in whole or in part by subscription for shares in the Company or by differential settlement, cf. Clause 12.5.2 (collectively "exercise") in each Window arising in the period from 5 September 2005 to 4 September 2007, 12 o'clock noon (Danish time) (the "Exercise Period"). By "Window" is understood a period of six weeks from (i) the Company's preliminary announcement of annual results, (ii) the Company's announcement of interim reports and accounts, and/or (iii) other similar announcements by the Company regarding accounting figures giving information about the Company's activities and results for a given period (containing profit and loss account and balance sheet) and a description of the Company's outlook.

5.2 Irrespective of Clause 5.1, an Employee may not exercise the Warrants if the Employee is in possession of inside information (as defined in the Danish

Securities Trading etc, Act or the applicable legislation in force from time to time) regarding the Company or its subsidiaries. By "inside information" is understood non-published information about the Company or its subsidiaries, the Company's shares or market conditions with respect to such shares, which would be likely to have an effect on the price formation of the Company's shares, if such information were made public.

5.3 If the Warrants are not exercised within one of the Windows in the Exercise Period, the Warrants are automatically transferred to the subsequent Window within the Exercise Period and may be exercised during such Window or subsequent Windows in the Exercise Period, cf. however, Clause 6.6.

6. PROCEDURE WHEN EXERCISING THE WARRANTS

6.1 If an Employee wishes to exercise the Warrants in whole or in part, the Employee shall submit a written notice hereof to the Company. The Employee shall use the form (the "Form") handed out by the Company. The Form shall contain information on whether the Warrants are to be exercised by subscription for shares or by differential settlement, cf. Clause 12.5.2. In addition, the Form shall contain information about the number of Warrants which are to be exercised. If the Employee wishes to exercise the Warrants by subscription for shares in the Company, the Form shall also contain information regarding the Employee's securities deposit to which the acquired shares shall be transferred.

6.2 In case the Warrants are exercised pursuant to Clause 5 (ordinary exercise), the Form shall be received by the Company prior to the expiry of a Window in the Exercise Period. No later than 14 calendar days after the expiry of the Window in question, the Employee shall pay to the Company a cash amount (the " Subscription Amount") corresponding to the Subscription Price (perhaps adjusted in accordance with Clause 10) multiplied with the number of exercised Warrants stated in the Form. However, the Employee shall not pay the Subscription Amount if the Employee has chosen to exercise the Warrants by differential settlement, cf. Clause 12.5.2

6.3 In case the Warrants are exercised pursuant to Clause 7 (exercise due to a winding-up) or Clause 8 (exercise due to a delisting), the Form shall be received by the Company within 21 calendar days after the Company's submission of the notice described in Clause 7.1 or Clause 8.1, respectively. No later than 28 calendar days after the Company's submission of the notice described in Clause 7.1 or Clause 8.1, respectively, the Employee shall pay the cash Subscription Amount to the Company. However, the Employee shall not pay the Subscription Amount if the Employee has chosen to exercise the Warrants by differential settlement, cf. Clause 12.5.2.

6.4 If an Employee, in whole or in part, exercises the Warrants by subscription for shares in accordance with Clause 6.1-6.3, the corresponding shares shall be delivered at a time determined by the Company, however, no later than 28 calendar days after expiration of the time limit for exercise of the Warrants as set out in Clause 6.2 or Clause 6.3, respectively. However, if the Warrants are

exercised, in whole or in part, by subscription for shares due to the winding-up or delisting of the Company, the shares shall irrespective of the above be delivered prior to the final implementation of the winding-up or delisting, respectively.

If the Employee, in whole or in part, exercises the Warrants by differential settlement in accordance with Clause 6.1-6.3, the Company shall not deliver the shares, but shall instead pay out the cash differential amount, cf. Clause 12.5.2, to the Employee at a time determined by the Company, however, no later than 28 calendar days after expiration of the time limit for exercise of the Warrants as set out in Clause 6.2 or Clause 6.3, respectively.

6.5 If the Employee submits the Form regarding exercise of the Warrants due to a contemplated winding-up or delisting, and no resolution to such extent is passed in continuation of the Company's notice thereof, the Employee's Form shall be deemed non-submitted and consequently, the Warrants shall remain on unchanged terms. A paid Subscription Amount, if any, shall be repaid by the Company as soon as possible and within 28 calendar days after it is clear that no resolution regarding the winding-up or the delisting will be passed provided that the Company has not delivered the shares in question prior to such time. A paid differential amount, if any, shall be repaid by the Employee as soon as possible and within 28 calendar days after it is clear that no resolution regarding the winding-up or the delisting will be passed.

6.6 An Employee may only submit the Form regarding exercise, in whole or in part, of the Warrants once. The Employee may only choose between exercising, in whole or in part, the Warrants by subscription for shares or by differential settlement and thus, the Employee cannot combine the possibilities of exercise by subscription for shares and differential settlement. Submission of the Form for exercise of a part of the Employee's Warrants automatically entails that the Employee's remaining non-exercised Warrants shall lapse without notice and without compensation as of the time of submission of the Form.

If the Employee has not submitted the Form regarding the exercise of the Warrants prior to the expiry of the Exercise Period and, furthermore, within the time limits set out in Clauses 6.1-6.3 and in accordance with the said provisions, the Employee's Warrants shall automatically lapse without notice and without compensation as of the expiry of the Exercise Period.

If the Employee in connection with an exercise of the Warrants by subscription for shares has not paid the Subscription Amount or has not paid the Subscription Amount within the time limits set out in Clauses 6.2-6.3, the Employee's Warrants shall automatically lapse without notice and without compensation as of the expiry of the relevant time limit.

7. LEGAL POSITION IN CASE OF A WINDING-UP

7.1 If a final resolution to wind-up the Company is passed, the Employees may - irrespective of the Exercise Period in Clause 5 - in part or in whole exercise the Warrants immediately prior to the resolution regarding the winding-up, cf. Clause 6.3. The Company shall submit written notice regarding the contemplated winding-up to the Employees no later than 50 calendar days before the contemplated time of implementation of the winding-up.

8. EXERCISE OF THE WARRANTS IN CONNECTION WITH A DELISTING

8.1 If a final resolution to delist the Company from a recognised stock exchange is passed, the Employees may - irrespective of the Exercise Period set out in Clause 5 - in whole or in part exercise the Warrants immediately prior to the delisting, cf. Clause 6.3. No later than 50 calendar days prior to the contemplated time of delisting, the Company shall submit written notice to the Employees regarding the contemplated delisting.

9. LEGAL POSITION IN CASE OF A MERGER (AS THE DISCONTINUING COMPANY) OR A SPLIT UP

9.1 If a final resolution is passed to merge the Company causing the Company to be discontinued, the Warrants shall automatically be converted into warrants (the "New Warrants") providing the right to subscribe for shares in the continuing company which after the merger is listed on a recognised stock exchange. The New Warrants shall have a value corresponding to the value of

the converted Warrants and, furthermore, the New Warrants shall be governed by terms corresponding to the terms in this appendix. If the continuing company is not listed on a recognised stock exchange, Clause 8 shall be applicable.

9.2 If a final resolution is passed to split up the Company, an Employee's Warrants shall automatically be converted into warrants (the "New Warrants") providing the right to subscribe for shares in the company which after the split up is listed on a recognised stock exchange and in which the Employee is employed or which - directly or indirectly - owns the company in which the Employee is employed. The New Warrants shall have a value corresponding to the value of the converted Warrants and, furthermore, the New Warrants shall be governed by terms corresponding to the terms in this appendix. If neither the company in which the Employee is employed or the company which, directly or indirectly, owns the company in which the Employee is employed is listed on a recognised stock exchange after the split up, Clause 8 shall be applicable.

9.3 If one of the situations described in Clauses 9.1-9.2 occurs, the Company shall request one of the Company's auditors to calculate the number of New Warrants, including assessing and, if necessary, adjusting the terms of the New Warrants, in order for the value of the New Warrants to correspond to the value of the converted Warrants. The auditor's result shall be submitted to the Employees and to the Company no later than simultaneously with the notice submitted in accordance with Clause 9.4.

The auditor's calculation and/or adjustment shall take place in accordance with generally recognised principles thereof. The auditor's calculation and/or adjustment is final and binding for the Company, the continuing company or the split-up company and the Employees. The costs relating to the auditor shall be borne by the Company.

9.4 No later than 21 calendar days after a resolution as set out in Clauses 9.1-9.2 has been passed, the Company shall submit written notice thereof to the Employees. The notice shall include further information regarding the conversion of Warrants to New Warrants and the auditor's calculation and/or adjustment, cf. Clause 9.3.

10. ADJUSTMENT OF THE SUBSCRIPTION PRICE AND/OR SHARE NUMBER IF CHANGES TO THE COMPANY'S CAPITAL STRUCTURE ARE IMPLEMENTED

10.1 The Company's present share capital is nominally DKK 1,063,992,040 (after the final implementation of the capital decrease resolved by the Company's Annual General Meeting of 5 September 2002) which share capital shall form the basis for the following provisions.

If changes in the capital structure of the Company are implemented causing the value of the non-exercised Warrants to be increased or reduced, under the circumstances, an adjustment of the Subscription Price and/or the number of shares which may be subscribed for by exercising the Warrants (the "Share Number") shall be made, cf. Clauses 10.2-10.13. However, no adjustment of

the Subscription Price or the Share Number shall be made as a consequence of the capital increases implemented due to the exercise of the Warrants.

Irrespective of the content of this Clause 10, an adjustment of the Subscription Price and/or the Share Number shall only occur provided that the said change of the capital structure causes an increase or a decrease of the value of the Company's shares of DKK 1 per share or more.

10.2 If the Company in an accounting year distributes dividend exceeding more than 50% of the from time to time nominal share capital of the Company, the Subscription Price shall be reduced to such an extent that the value of the non-exercised Warrants is unaffected by the part of the dividend exceeding the said percentage.

10.3 If

- the Company's share capital is increased at a lower price than the market price of the Company's shares at the time of the capital increase;
- the Company issues warrants, convertible instruments or the like whereby shares in the Company may be subscribed for at a lower price than the market price of the Company's shares at the time of issuance, cf. however, Clauses 10.8-10.9;

- the Company purchases own shares at a price higher than 10% above the market price of the Company's shares at the time of the purchase, cf. however, Clauses 10.8-10.9;

- the Company sells own shares at a price lower than the market price of the Company's shares at the time of the sale, cf. however, Clauses 10.8-10.9; or

- the Company's share capital is decreased at a higher price than the market price of the Company's shares at the time of the capital decrease, cf. however, Clauses 10.8-10.9;

the Subscription Price shall be reduced and/or the Share Number be increased to such an extent that the value of the non-exercised Warrants is unaffected by the matter in question.

10.4 If the Company issues bonus shares to the existing shareholders, the Subscription Price shall be reduced and/or the Share Number be increased to such an extent that the value of the non-exercised Warrants is unaffected by the matter in question.

10.5 If

- the Company's share capital is increased at a higher price than the market price of the Company's shares at the time of the capital increase;

- the Company purchases own shares at a price lower than 10% below the market price of the Company's shares at the time of the purchase, cf. however, Clauses 10.8-10.9;

- the Company sells own shares at a higher price than the market price of the Company's shares at the time of the sale, cf. however, Clauses 10.8-10.9; or

- the Company's share capital is decreased at a lower price than the market price of the Company's shares at the time of the capital decrease, cf. however, Clauses 10.8-10.9;

the Subscription Price shall be increased and/or the Share Number be reduced to such an extent that the value of the non-exercised Warrants is unaffected by the matter in question.

10.6 If the Company merges and the remuneration for the shares in the discontinuing company as set out in the merger plan (in proportion to the value of the shares in the continuing company) provides the basis thereof, the Subscription Price and/or the Share Number shall be adjusted downwards or upwards to such an extent that the value of the non-exercised Warrants is unaffected by the merger.

10.7 If price relevant changes in the Company of similar nature and with similar effect on the Employees as set out in Clauses 10.1-10.6 are implemented, a corresponding adjustment of the Subscription Price and/or the Share Number

shall be made to such an extent that the value of the non-exercised Warrants is unaffected by the matter in question, cf. however Clauses 10.8-10.9.

10.8 If

- the Company's share capital is increased or decreased at the market price of the Company's shares at the time of the capital change;

- the Company distributes dividend not exceeding the percentage determined in Clause 10.2;

- the Company passes a resolution to issue share options, shares, warrants, convertible instruments or the like to the Company's and/or its subsidiaries' employees, executives or Board of Directors or purchases or sells own shares in this connection, perhaps not to the market price of the Company's shares;

- the Company as part of share options, warrants, convertible instruments or the like already issued to the Company's and/or its subsidiaries' employees, executives or Board of Directors, purchases or sells own shares or increases the Company's share capital in this connection, perhaps not to the market price of the Company's shares; or

- the Company purchases own shares at a price not higher than 10% above the market price or not lower than 10% below the market price of the Company's shares at the time of purchase;

- the Company reduces the share capital by cancellation of the Company's own shares, however, provided that the Company has purchased the shares at a price not higher than 10% above the market price of the Company's shares or which does not fall below 10% less than the market price of the Company's shares at the time of purchase;

no adjustment shall be made of the Subscription Price nor the Share Amount.

10.9 If adjustments pursuant to this Clause 10 causes the Subscription Price to become lower than par, the Warrants may only be exercised if the Employee accepts that the Subscription Price is increased to par without compensation.

10.10 Changes in the value of the Warrants caused by indirect effects of changes in the capital structure, including effects on the Company's operation, shall not cause for an adjustment of the Subscription Price nor the Share Number.

10.11 If one of the situations set out in Clauses 10.1-10.7 occurs, the Company shall request one of its auditors to calculate if an adjustment shall be made, and - if so - the adjustment to be made, including if and to what extent an adjustment shall be made of the Subscription Price and/or the Share Number causing the value of the non-exercised Warrants to be unaffected by the situation in question. The result of the calculation shall be submitted to the Employees and the Company immediately prior to a Window or together with the notice submitted pursuant to Clauses 7.1 or 8.1.

The auditors' adjustment shall occur in accordance with generally recognised principles thereof. To the extent that the calculation requires a determination of the market price of the Company's shares, the auditor shall either (i) use the average listed price ("all tradings") of the Company's shares in the first five stock exchange trading days after the announcement of the planned change of the capital structure, or - if no publication of the planned change in the capital structure occurs - (ii) use the average listed price ("all tradings") of the Company's shares for the first five stock exchange trading days after the implementation of the change in the capital structure.

10.12 The auditor's calculation pursuant to Clause 10.11 shall be final and binding on the Company and the Employees. The costs relating to the auditor shall be borne by the Company.

11. CESSATION OF THE EMPLOYMENT

11.1 If an Employee ceases to be employed by the Company and its subsidiaries (collectively a "Group Company") and the cessation occurs as a consequence of the Employee's permanent inability to work or death, the Employee's Warrants are maintained on unchanged terms.

11.2 If an Employee ceases to be employed by a Group Company and the cessation occurs due to

a) the Employee's termination of his/her employment and this is not due to the Group Company; or

b) the Employee's employment is terminated by a Group Company due to the Employee's breach of the employment;

all the Employee's Warrants shall automatically lapse without notice and without compensation as of the Time of Cessation.

11.3 If the Employee ceases to be employed by a Group Company prior to the Employee's submission of timely notice to exercise the Employee's Warrants in whole or in part, and the cessation occurs due to any other reasons than those set out in Clauses 11.1-11.2, including if the Group Company in which the Employee is employed ceases to be a Group Company or if the Group Company divests activities, which includes the Employee employment, the number of the Employee's Warrants shall be reduced to such an extent that the Employee only maintains a Proportionate Part of the Warrants.

By "Proportionate Part" is understood the Employee's aggregate number of Warrants multiplied with a fraction corresponding to the ratio between on the one hand the period from 5 September 2002 and until the Time of Cessation and on the other hand the period from 5 September 2002 and until the Time of Exercise (calculated with 30 days per calendar month).

The Proportionate Part of the Warrants may be exercised by the Employee in accordance with the other terms of this appendix.

11.4 By "Time of Cessation" is in this Clause 11 understood the time when the Employee ceases to receive salary from the Group Company.

By "Time of Exercise" is in this Clause 11 understood the earliest time at which the Employee may submit notice regarding the exercise of the Warrants pursuant to this appendix.

12. MISCELLANEOUS

12.1 No shareholder status

The Employees do not become shareholders in the Company upon receipt of the Warrants and thus, the Employees shall not be entitled to receive dividend or participate in the Company's Annual General Meeting due to the allotment of the Warrants.

12.2 Changes/amendments to this appendix

The content of this appendix, including the terms for allotment and exercise of the Warrants may be changed by the Company's Board of Directors and/or amended provided that such changes and/or amendments do not, seen as a whole, reduce the value of the Warrants for the Employees.

12.3 Social benefits, holiday pay, pension, etc.

12.3.1 If a relevant public authority deems the allotment and/or exercise of the Warrants to be an ancillary salary with the result that a Group Company shall pay social benefits, holiday pay and/or the like due to the Warrants, the Company may choose to increase the Subscription Price with regard to the Warrants covered by the decision of the public authority to such an extent that the Group Company in question is reimbursed for the amount which the Group Company after tax has paid as social benefits, holiday pay and/or the like. The Group Company shall not be obliged to require the raised claim regarding payment of social benefits, holiday pay and/or the like verified by the courts.

12.3.2 If the Employees have entered into or enter into an agreement regarding a pension scheme with a Group Company, the value of the Warrants shall not be part of the basis of calculation for payment to the pension scheme in question.

12.4 Notices

12.4.1 The Employees' notices to the Company regarding all issues relating to this appendix, including the Form regarding exercise of the Warrants, shall be made in writing to the address designated by the Company.

12.4.2 All notices to the Employees regarding all issues relating to this appendix shall be submitted by the Company's Board of Directors and may be submitted to the address which the Employee has most recently stated or be handed over to the Employee at his/her place of work or in any other way be

made public in a way usual for each of the Group Companies, including at the Group Company's homepage or intranet.

However, the Company's Board of Directors may with substitution right authorise the Company's Executive Board to submit notice regarding all issues relating to this appendix.

12.5 Tax issues

12.5.1 The tax consequences for the Employees regarding the allotment and exercise of the Warrants are of no concern to the Company and its subsidiaries.

12.5.2 If an Employee wishes, the Employee may request that the Warrants are settled differentially to the extent that the Employee otherwise could have exercised the Warrants by supscription for shares pursuant to this appendix. By "differential settlement" is understood that the Employee, instead of exercising the Warrants by subscription for shares, receives a cash amount corresponding to the difference between the Subscription Price (perhaps adjusted pursuant to Clause 10) and the market price of the Company's shares on the day when the Form regarding the differential settlement is received by the Company, multiplied by the number of the Employee's Warrants (perhaps adjusted pursuant to Clause 10) which may be differentially settled in accordance with the terms of this appendix. The Employee may only choose between exercising the Warrants by subscription for shares or by differential settlement.

12.5.3 If the tax authorities resolve that the Subscription Price is lower than the market price of the Company's shares at the time of allotment of the Warrants, the Company may resolve to increase the Subscription Price to such extent that the Subscription Price will correspond to the market price of the Company's shares at the time of allotment as determined by the tax authorities.

12.6 Governing law and venue

12.6.1 This appendix, including the allotment and exercise of the Warrants, is governed by the laws of the Kingdom of Denmark. However, Clause 11 of this appendix is governed by the laws of the relevant country in which the Employee primarily carried out his/her work at the time of allotment of the Warrants.

12.6.2 Disputes or other kinds of discrepancies arising from this appendix, including the allotment and exercise of the Warrants, shall be determined by the Company's home court with normal possibilities of appeal.

13. OTHER TERMS

13.1 With a reference to Section 32(1), no. 4-6 and 9, cf. S 40b(3), of the Danish Companies Act and Article 4.5 of the Company's Articles of Association, the Board of Directors has resolved that the following terms shall additionally apply in connection with the issuance of the Warrants and the subsequent subscription for new shares when exercising the Warrants:

13.1.1 The current shareholders shall have no pre-emption right to the Warrants as these are issued for the benefit of the Employees, cf. Clause 1.1.

13.1.2 The allotted Warrants cannot be made the object of execution, be transferred or in any other way transported, neither as propriety or as security, including in connection with a division of estates. However, the Warrants may be inherited by spouse/cohabitor and/or heirs of the body or may be included in an undivided possession of an estate.

13.1.3 New shares issued on the basis of the Warrants shall be paid in cash at the times set out in Clause 6.

13.1.4 New shares issued on the basis of the Warrants shall be bearer shares, but may be registered in the name of the holder in the Company's Share Register. The shares shall be registered in the Danish Securities Centre.

13.1.5 New shares issued on the basis of the Warrants shall be negotiable instruments. No restrictions as to the negotiability of the shares shall apply.

13.1.6 No restrictions in the pre-emption right shall apply for new shares issued on the basis of the Warrants with regard to future share capital increases.

13.1.7 New shares issued on the basis of the Warrants shall provide the right to dividends and other rights in the Company as from the time of the

registration of the capital increase in the Danish Commerce and Companies Agency.

13.1.8 If prior to the exercise of the Warrants, changes in the rights of the shares are generally implemented, new shares issued on the basis of the Warrants shall however have the same rights as the other shares of the Company at the time of the exercise of the Warrants by subscription for shares.

13.1.9 The Company shall bear the costs in connection with the issuance of the Warrants by subscription for shares and the subsequent exercise thereof. The Company's costs in connection with the issuance and the related capital increases are estimated at DKK 100,000.

14. IMPLEMENTATION OF THE CAPITAL INCREASES

The Board of Directors shall implement the capital increases related to the Warrants exercised by subscription for shares in accordance with S. 36 of the Danish Companies Act. With regard to the rights of the new shares, reference is made to Clause 13.

---ooOoo---

32.

DANISCO

First you add knowledge...

Text size: A A

Board of Directors



Anders Knutsen
Chairman of the Board

- Chairman of the Boards of Aikan A/S, Copenhagen Business School and Sonaptic LTD
- Deputy Chairman of the Boards of Fritz Hansen A/S, Hersild & Heggov A/S and Topdanmark A/S
- Director of Augustinus Fabrikker A/S and Katholm Invest A/S

- Born 1947
- MSc Economics
- Chairman of the Board of Directors since 2002
- Deputy Chairman 1999-2002
- Joined the Board of Directors in 1997
- Re-elected 2007, term expires 2009

Shareholding

- Holding of Danisco shares at 30 April 2007: 1,601
- Sale of Danisco shares in 2006/07:0
- Purchase of Danisco shares in 2006/07:0

Contact details: Danisco A/S, Langebrogade 1, P.O. Box 17, DK-1001 Copenhagen K, Denmark



Jørgen Tandrup
Deputy Chairman of the Board

- Chairman of the Boards of Dagrofa A/S, Scandinavian Holding A/S and Skandinavisk Tobakskompagni A/S
- Deputy Chairman of the Board of Tivoli A/S
- Director of Axcel II, Fritz Hansen A/S, Skodsborg Kurhotel & Spa A/S and Skodsborg Sundhedscenter A/S

- Born 1947
- MSc Economics and Business Administration
- Deputy Chairman of the Board of Directors since 2005
- Joined the Board of Directors in 2002
- Re-elected 2006, term expires 2008

Shareholding

- Holding of Danisco shares at 30 April 2007: 2,405
- Sale of Danisco shares in 2006/07:0
- Purchase of Danisco shares in 2006/07:0

Contact details: Skandinavisk Tobakskompagni A/S, Tobaksvejen 4, DK-2860 Søborg, Denmark



Håkan Björklund

- CEO of Nycomed Holding A/S
- Director of Atos AB and Coloplast A/S

- Born 1956
- PhD Neuroscience
- Board member
- Joined the Board of Directors in 2004
- Re-elected 2006, term expires 2008

Shareholding

- Holding of Danisco shares at 30 April 2007:0
- Sale of Danisco shares in 2006/07:0
- Purchase of Danisco shares in 2006/07:0

Contact details: Nycomed Group, Langebjergvej 1, 4000 Roskilde, Denmark



Kirsten Drejer

- CEO of Symphogen A/S
- Director of BioCentrum DTU and Bioneer A/S

- Born 1956
- PhD Pharmacology
- Board member
- Joined the Board of Directors in 2006
- Term expires 2008

Shareholding

- Holding of Danisco shares at 30 April 2007:0
- Sale of Danisco shares in 2006/07:0
- Purchase of Danisco shares in 2006/07:0

Contact details: Symphogen A/S, Elektrovej, Building 375, 2800 Lyngby, Denmark



Lis Glibstrup

- Product Service Manager

- Born 1948
- MSc Chemical Engineering
- Board member elected by the employees
- Joined the Board of Directors in 2002
- Re-elected 2006, term expires 2010

Shareholding

- Holding of Danisco shares at 30 April 2007:915
- Sale of Danisco shares in 2006/07:0
- Purchase of Danisco shares in 2006/07:300

Contact details: Danisco A/S, Edwin Rahrs Vej 38, DK

8220, Brabrand, Denmark



Peter Højland

- Chairman of the Boards of Amrop-Hever A/S, Bikuben Fondene, Danish Centre for Management, Siemens A/S and Copenhagen Capacity
- Deputy Chairman of the Boards of BPT Arista A/S and Nordicom A/S
- Director of Danske Bank A/S, Knud Wexøe A/S and Rambøll Gruppen A/S

- Born 1950
- BSc Economics and Business Administration
- Board member
- Joined the Board of Directors in 1998
- Re-elected 2007, term expires 2009

Shareholding

- Holding of Danisco shares at 30 April 2007:1,000
- Sale of Danisco shares in 2006/07:0
- Purchase of Danisco shares in 2006/07:0

Contact details: Danisco A/S, Langebrogade 1, P.O. Box 17, DK-1001 Copenhagen K, Denmark



Flemming Kristensen

- *Senior Shop Steward*

- Born 1960
- Board member elected by the employees
- Joined the Board of Directors in 2005
- Re-elected 2006, term expires 2010

Shareholding

- Holding of Danisco shares at 30 April 2007:2
- Sale of Danisco shares in 2006/07:0
- Purchase of Danisco shares in 2006/07:0

Contact details: Danisco Grindsted, Tårnvej 25, DK-7200 Grindsted, Denmark

Bent Willy Larsen

- Engineer

- Born 1944
- Board member elected by the employees
- Joined the Board of Directors in 2002
- Re-elected 2006, term expires 2010



Shareholding

- Holding of Danisco shares at 30 April 2007:115
- Sale of Danisco shares in 2006/07:0
- Purchase of Danisco shares in 2006/07:0

Contact details: Danisco Sugar Nakskov, Tietgensvej 1, P.O. Box 139, DK-4900 Nakskov, Denmark



Matti Vuoria

- CEO of Varma Mutual Pension Insurance Company
- Deputy chairman of the board of Sampo Plc, Stora Enso Oyj and Wärtsilä Corporation

- Born 1951
- Master of Law
- Board member
- Deputy Chairman 2002-2005
- Joined the Board of Directors in 1999
- Re-elected 2007, term expires 2009

Shareholding

- Holding of Danisco shares at 30 April 2007:200
- Sale of Danisco shares in 2006/07:0
- Purchase of Danisco shares in 2006/07:0

Contact details: Varma Mutual Pension Insurance Company, P.O. Box 1,00098 Varma, Finland

Printed Tuesday, 18 March 2008 from
http://www.danisco.com/cms/connect/corporate/about+danisco/management/board+of+directors/board_of_directors_en.htm

33.

DANISCO

First you add knowledge...

Text size: A A

Guidelines – incentive programmes

General guidelines concerning incentive programmes for the Executive Board

In accordance with Section 69 b of the Danish Companies Act, before the Board of Directors of a listed company enters into a specific incentive agreement with a member of the company's Board of Directors or Executive Board, it must specify general guidelines for incentive programmes for the company's Board of Directors and Executive Board.

These guidelines must be considered and approved by the company's annual general meeting.

For a number of years, Danisco A/S has had incentive programmes for the company's Executive Board, but not for the Board of Directors.

Download and read the general guidelines in accordance with section 69 b of the Danish Companies Act concerning incentive programs adopted at the annual general meeting 29 August 2007.

- English version in PDF format
- Danish version in PDF format

Printed Tuesday, 18 March 2008 from
http://www.danisco.com/cms/connect/corporate/investor+relations/investor+services/guidelines+-+incentive+programmes/incentive_programmes_en.htm

Appendix

General guidelines in accordance with section 69 b of the Danish Companies Act concerning incentive programmes for the Executive Board of Danisco A/S

1. Preambel

In accordance with Section 69 b of the Danish Companies Act, before the Board of Directors of a listed company enters into a specific incentive agreement with a member of the company's Board of Directors or Executive Board, it must specify general guidelines for incentive programmes for the company's Board of Directors and Executive Board. These guidelines must be considered and approved by the company's annual general meeting.

For a number of years, Danisco A/S has had incentive programmes for the company's Executive Board, but not for the Board of Directors. Hence, these guidelines are general guidelines for the incentive programmes covering the Executive Board of Danisco A/S. "The Executive Board" means the executives registered as executives of the company in the Danish Commerce and Companies Agency.

2. General principles

In order to encourage common goals for the Board of Directors and shareholders of Danisco and to meet the short as well as long-term goals, Danisco considers it appropriate that incentive programmes are set up for the Executive Board of Danisco. Such incentive programmes may comprise any form of variable remuneration, including share-based instruments such as share options, warrants and phantom shares and non-share-based bonus agreements – both ongoing, single-based and event-based. Where Danisco wants to enter into a specific incentive agreement with members of the Executive Board, such specific agreement will be subject to these guidelines.

Any decision to include a particular member of the Executive Board in an incentive programme – and which agreement(s) to specifically conclude – will depend on whether the Board of Directors considers it expedient in order to encourage common goals for the Executive Board and shareholders of Danisco as well as the short and long-term goals. In addition, the Executive Board's historic and expected performance, motivation and loyalty concerns and the general situation and development of the company will also be taken into consideration.

3. Share-based instruments

The value of the share-based instruments granted in a given financial year may be up to 50% of the fixed annual remuneration of the individual member of the Executive Board.

The estimated present value of the share-based incentive programmes that are subject to these guidelines is calculated in accordance with the International Financial Reporting Standards (IFRS).

The exercise price of the share-based instrument cannot be less than the share price of the company's stock at the time of the allotment. The executive will not pay for the share-based instrument unless the Board of Directors specifically decides otherwise.

The executive's capital gain is subject to a tax rate lower than normal on the condition that the company is not granted any tax deduction for the expenses related to the allotment.

The Board may decide that the allotted share-based instrument is gradually earned over a three year period from the time of the allotment. The share-based instruments may be exercised no earlier than three years after the time of the allotment and no later than six years after the time of the allotment.

Where, as part of a share-based incentive programme, Danisco has to obtain shares in order to meet its obligations under the incentive programme, such shares may be obtained through a buyback of own shares and through Danisco's holding of own shares.

4. Non-share-based instruments

A non-share-based instrument, most often in the form of a bonus scheme or a performance contract, typically has a term of one or several years and/or may be subject to a specific event occurring in relation to Danisco, including, for example, divestments or acquisitions of key business areas or the like. Non-share-based instruments also include retention bonus, loyalty bonus or the like. Bonus payments are conditional upon compliance in full or in part with the terms and targets defined in the agreement. These may comprise personal targets linked to the performance of the executive in question, Danisco's results, the results of one or more business units under Danisco or the occurrence of a relevant event.

Ongoing bonus schemes for the Executive Board allow members to receive a bonus per financial year of up to 50% of the member's fixed annual remuneration.

Where circumstances are deemed to be quite extraordinary by the Board of Directors, Executive Board members may receive a bonus of up to 100% of the fixed annual remuneration. In such case, it will be accounted for in the Annual Report's description of the individual member's remuneration.

6. Amendments to and discontinuation of incentive programmes

The Board of Directors is entitled to amend or discontinue one or more incentive programmes introduced in accordance with these guidelines. Assessment to this effect must include the criteria forming the basis of the establishment of the

programme. Such amendments may only be effected within the scope of these guidelines. More extensive amendments are subject to approval by the Annual General Meeting.

6. Publicity and commencement of specific incentive agreements

In accordance with Section 69 b (2) of the Danish Companies Act, a provision is included in the Company's Articles of Association, stipulating that the Annual General Meeting has adopted guidelines for incentive pay for the Executive Board.

Following approval at Danisco's Annual General Meeting on 29 August 2007, the guidelines will without undue delay be published on Danisco's website (**www.danisco.com**) with indication of the date of approval of the guidelines by the Annual General Meeting. Where the Annual General Meeting adopts amendments to the guidelines at a later point in time, the revised guidelines will without undue delay be published on Danisco A/S' website (**www.danisco.com**) with indication of the date of amendment of the guidelines by the Annual General Meeting.

Specific incentive agreements must be concluded no earlier than on the day after publication of the approved guidelines on Danisco's website (**www.danisco.com**).

---ooOoo---

34.

DANISCO

First you add knowledge...

Text size: A A

Share information

Share information is updated every two minutes, press F5 to update.

	Time	Latest	Change	%	Highest	Lowest	Volume
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	

Danisco's master data

Stock Exchange	OMX Copenhagen Stock Exchange
Share capital	DKK 978,829,900
Denomination	DKK 20
Number of shares	48,941,495
Classes of shares	One
Bearer security	Yes
Voting right restriction	7.5%
ID code	DK0010207497
Datastream	DK:DAO
Reuters Instrument Code	DCO.CO
Bloomberg code	DCO DC
Thomson Financial	DCO.DK

Printed Tuesday, 18 March 2008 from
http://www.danisco.com/cms/connect/corporate/investor+relations/share+information/share_information_en.htm

35.

DANISCO

First you add knowledge...

Text size: A A

Corporate governance

The management of Danisco is, as required by Danish company law, based on a two-tier system, separating the Executive Board and the Board of Directors.

Company management based on the principles of corporate governance ensures long-term value creation and the swift release of relevant information to shareholders and stock market alike. Read our IR-policy to find out more.

The Board of Directors

The Board of Directors is elected by the general meeting and is responsible for the overall management of Danisco.

The Board of Directors appoints and terminates the members of the Executive Board and no member of the Board of Directors - aside from the employee representatives stipulated in Danish legislation - is employed by Danisco.

Time allocated to supervisory Board work

The Board has established an evaluation process. The chairmanship evaluates on an annual basis:

- the work of the Board of Directors
- performance of the individual Board members

Part of this evaluation process includes an assesment of the overall workload of the individual Board members.

The Board has evaluated that the current workload of the indiviudal Board members is compatible with their directorships in Danisco.

Voting rights

- Danisco has one class of shares, and no shares carry special rights. Each share of DKK 20 gives one vote. No shareholder or coordinated group of shareholders may exercise voting rights for more than 7.5% of the share capital.
- It is the Board of Directors' opinion that in case of a takeover bid for Danisco the voting right restriction ensures the Board of Directors a better negotiation position. The restriction should therefore not be considered as protection against a possible takeover, but it gives the Board of Directors time to diligently consider all advantages and disadvantages for the shareholders compared to the alternatives.

Exceptions to the Copenhagen Stock Exchange's recommendations

Download the full version of the Copenhagen Stock exchanges recommendations and Danisco's adherence/deviations to these here:

In brief:

Election of Board members

- Board members elected by the general meeting are elected individually for a term of two years at the Annual General Meeting in order to achieve continuity.

Use your influence as a shareholder

If you would like to exercise your influence as a shareholder, you should:

- register as a shareholder
- request admission card and ballot paper
- submit the proxy voting form either online via www.danisco.com or by post
- attend the Annual General Meeting
- or authorise the Board of Directors to vote on your behalf

Contact

Any proposals or issues that you as a shareholder would like to communicate to the Board of Directors should be submitted in writing. Please send proposals by letter addressed to:

Board of Directors
Danisco A/S
Langebrogade 1
P.O. Box 17
1001 Copenhagen K
Denmark

or by e-mail to:
bestyrelsen@danisco.com

Corporate Governance

Introduction and conclusion

Below is a detailed review of Danisco's compliance with the recommendations of the Copenhagen Stock Exchange for good corporate governance 2005.

Please note that in the following, 'supervisory board' and 'Board of Directors' are both translations of the Danish term 'bestyrelse'.

Danisco generally complies with the Copenhagen Stock Exchange's recommendations for good corporate governance except for the term of office for Board members. This exception is explained below. Consequently, Danisco complies with the recommendations of the Copenhagen Stock Exchange's recommendations according to the comply-or-explain principle.

Review of the recommendations of the Copenhagen Stock Exchange

I. The role of the shareholders and their interaction with the management of the company	
1. Exercise of ownership and communication	
It is recommended that the companies contribute to improving and reducing the costs of the communication between the company and the shareholders, and between the individual shareholders in the company via the use of, for instance, information technology.	Danisco aims at establishing uncomplicated and cost-effective communication with its shareholders. In connection with announcements of results and meetings for analysts, investors and the press, we seek to make them as widely available to the public as possible, actively using the Internet. Danisco's department for Investor Relations, IR, maintains contact with investors and analysts through regular meetings in and outside Denmark. We strive to provide comprehensive information about our financial and operational issues as well as our targets and strategies.
2. Capital and shares	
It is recommended that the supervisory board, at appropriate intervals, assess whether the company's capital and share structure continue to be in the interests of the shareholders and the company and that the supervisory board account for this assessment in the company's annual report.	The Board of Directors considers on an ongoing basis whether the company's capital structure is in the interest of the company and the shareholders. The Annual Report contains the Board of Director's assessment of the capital and share structure.

3. Preparations for the general meeting, including notice of meeting and proxy	
It is recommended that the general meeting be called at sufficient notice to enable the shareholders to prepare for the meeting and consider the business to be transacted at the general meeting that the notice, including the agenda, be drawn up in such a way as to give the shareholders a satisfactory picture of the business covered by the items on the agenda and that proxies given to a company's supervisory board, as far as possible, include the position of the shareholders regarding each item on the agenda.	Danisco's Annual General Meeting is usually held in August. The Annual General Meeting is convened by the Board of Directors giving not more than four weeks' nor less than two weeks' notice. Extraordinary general meetings are convened giving not more than four weeks' nor less than eight days' notice. The notice gives a brief account of the business covered by the items on the agenda. The agenda for the Annual General Meeting includes the following items: • The Board of Directors' report on the company's business for the year ended • Submission of the audited annual report and resolution for the approval of the annual report • Resolution on the appropriation of profits or covering of losses in respect of the approved annual report • Election of members to the Board of Directors • Election of one state-authorised public accountant to serve as auditor • Resolutions proposed by the Board of Directors or shareholders Matters transacted at the Annual General Meeting are decided by simple majority. Adoption of special resolutions such as amendment of the company's Articles of Association, the amount of the share capital, dissolution of the company or merger with another company requires that two-thirds of the votes cast and shareholders representing two-thirds of the voting rights present at the Annual General Meeting vote for the resolution in compliance with Danish company law. Shareholders wishing to exercise their influence should register as a shareholder and request admission card and ballot paper. Every shareholder is entitled to attend the Annual General Meeting upon requesting an

	admission card no later than two weekdays prior to the date of the meeting. The shareholder must account for his status as shareholder by presenting a less than 30-day old transcript copy from The Danish Securities Centre. Proxies given to the Board of Directors should not be valid for more than one year. The proxy form for proxies given to the supervisory board does address each single item on the agenda. If registered in the company's register of shareholders at the time of the notice convening the Annual General Meeting, shareholders automatically receive the notice convening the general meeting. Every shareholder is entitled to have specific matters and proposals transacted at the Annual General Meeting. Shareholder proposals or matters for transaction must be submitted to the Board of Directors no later than 30 days prior to the Annual General Meeting by email to bestyrelsen@danisco.com or by letter to Danisco A/S, addressed to "The Board of Directors". Danisco's Annual General Meeting is webcast on www.danisco.com. The Annual General Meeting is held in Danish but is simultaneously interpreted into English.
4. The duties of the supervisory board and the rights of the shareholders in the event of takeover bids	
In connection with a public takeover bid, it is recommended that the supervisory board does not, without the acceptance of the general meeting or on its own, attempt to counter a takeover bid by making decisions, which in reality prevent the shareholders from deciding on the takeover bid.	Danisco complies with the recommendations but reserves the right to assess the takeover bid.

II. The role of the stakeholders and their importance to the company	
1. The company's policy in relation to the stakeholders	
It is recommended that the supervisory board adopt a policy on the company's relationship with its stakeholders.	Danisco aims to pursue a proactive policy in relation to customers, suppliers, the environment and social issues. Danisco aims to implement effective customer relationship management systems with a view to optimising the sales potential and ensuring more efficient resource allocation for the individual customer. Danisco has customised IT systems, for instance Partnerweb with information about innovation, Shopping Centre and Supply Management Integration (SMI), which allows for integration of Danisco's and the customer's order and inventory systems. Sustainability is an integral part of Danisco's management and values. Consequently, Danisco is always geared to accommodate our customers' and our own requests for healthy and safe products to the global market. Danisco has established a sustainability department in order to achieve the broadest possible protection of our own and our customers' products through development and implementation of food safety, site security, quality assurance, business ethics and traceability of raw materials and finished goods. To Danisco, social responsibility goes beyond the responsibility for own employees. In that respect Danisco has incorporated ethical and social issues into our dialogue with suppliers and customers. Danisco relies on its social policy and the UN Global Compact and has joined a number of international organisations to discuss and develop these areas. Danisco makes environmental investments on an ongoing basis with a view to obtaining energy savings. Proactive expenses include management systems, consultancy and reporting.

	Further information about sustainable development at Danisco is available on www.danisco.com.
2. The role of the stakeholders and their interests	
It is recommended that the supervisory board ensure that the interests and roles of the stakeholders are respected in accordance with the company's policy on such issues.	The Board of Directors continuously aims to ensure the interests of the stakeholders. To this end, Danisco has established a department for sustainable development. Moreover, the Board of Directors makes sure that the Executive Board enters into an active dialogue with the company's stakeholders to develop and strengthen the company.
III. Openness and transparency	
1. Information and publication of information	
It is recommended that the supervisory board adopt an information and communication policy. Furthermore, it is recommended that the company draw up procedures to ensure immediate publication of all essential information of importance for how the shareholders and the financial markets evaluate the company and its activities as well as its business goals, strategies and results in a reliable and sufficient manner unless publication can be omitted according to stock exchange legal rules. It is recommended that information be published in both Danish and English, and, if necessary, in any other relevant languages; this also applies to the company's website, which must display identical information in these languages.	Danisco aims to maintain a constant and high level of information by means of a continuous, active and open dialogue with the capital markets. Danisco has established fixed procedures for the provision of information to the financial markets. Stock exchange and results announcements are published on the Copenhagen Stock Exchange's website and on www.danisco.com in Danish and English. It is also possible to subscribe to Danisco's newsletter concerning press releases, financial news, stock exchange announcements and product launches via email. Subscriptions to the newsletter can be made on www.danisco.com.
2. Investor relations	
It is recommended that the supervisory board lay the groundwork for an ongoing dialogue	Danisco holds investor meetings in and outside Denmark on a regular basis. In the financial year

between the company and the company's shareholders and potential shareholders.	2005/06 some 260 investor meetings were held in 14 countries, which is in line with the previous year. Moreover, in connection with announcements of results and meetings with analysts, investors and the press, we seek to make them as widely available to the public as possible, actively using the Internet. Other prioritised activities include Capital Market Days and thematic presentations available on the Internet subsequent to events. Planned activities are shown in a financial calendar on www.danisco.com. In addition, shareholders can write directly to the Board of Directors on www.danisco.com. Periods during which Danisco cannot hold investor meetings in accordance with the rules of the Copenhagen Stock Exchange appear from our financial calendar.
3. Annual report and supplementary information	
It is recommended that the supervisory board consider to what extent generally accepted accounting standards other than those required, such as US-GAAP, shall be applied as a supplement to the annual report if trade conditions or other circumstances make this relevant in relation to the information needs of the recipients, including the need for comparability. It is recommended that the supervisory board decide whether it is expedient that the company publishes details of a non-financial nature, even in instances where this is not required by any applicable legislation or standards.	The annual report is prepared in accordance with International Financial Reporting Standards (IFRS) as adopted by the EU and additional Danish disclosure requirements for annual reports of listed companies. The Board of Directors assesses on an ongoing basis whether there is a need for using accepted accounting standards as a supplement to the annual report. The annual report contains both financial and non-financial information, including detailed information about the development of internal knowledge resources, ethical and social responsibility and health and safety policies.
4. Quarterly reports	
It is recommended that the companies publish quarterly reports.	Danisco publishes quarterly reports.

IV. The tasks and responsibilities of the supervisory board	
1. The overall tasks and responsibilities of the supervisory board	
It is recommended that the supervisory board at least once a year discuss and establish its most important tasks related to the overall strategic management as well as the financial and managerial supervision of the company and regularly evaluate the executive board's work.	The Board of Directors is responsible for Danisco's overall management. At board meetings, the Board of Directors deals with all matters concerning Danisco's overall development, including: • An annual review of the company's strategy • The strategies of the individual business areas • The overall financial targets and capital structure • Social, ethical and environmental issues as well as an annual evaluation of the company's risk profile • Proposals for mergers, acquisitions and divestments of companies and activities as well as major development and investment projects • The Board of Directors' annual self-evaluation • An annual review of the company's corporate governance practice, including any changes in the Board of Directors' interpretation of this.
2. The tasks of the chairman	
It is recommended that the company prepare a work and task description specifying the tasks, duties and responsibilities of the chairman, and of the deputy chairman's tasks, duties and responsibilities, if required. It is recommended that the chairman ensure that the special knowledge and competence of each individual member of the supervisory board are used in the best possible manner in the supervisory board's work to the benefit of the company.	The Board of Directors appoints a Chairman and one or two Deputy Chairmen, who together constitute the Chairmanship. The work of the Chairmanship is regulated by the Rules of Procedure for the Board of Directors. The Chairmanship ensures that the combined profile of the Board of Directors can be characterised as having broad and international business experience and professional competencies within, for instance, production, sales and marketing both for business-to-business and business-to-consumer and within R&D and biotechnology as well as EU affairs,

	which are considered to match the company's needs. The Board of Directors considers on an ongoing basis the need for changes in the Board's competencies. Board members must actively stay updated on Danisco and the industry in general.
It is recommended that the company appoint a deputy chairman, who must be able to act in the chairman's absence and also to act as an effective sounding board for the chairman.	The Board of Directors appoints one or two Deputy Chairmen.
3. Procedures	
It is recommended that the procedures always match the needs of the individual company and that all members of the supervisory board review the procedures at least once a year for this purpose.	Once a year, the Board of Directors reviews the rules of procedure, guidelines, policies and other practices to ensure that they are updated and relevant.
4. Information from the executive board to the supervisory board	
It is recommended that the supervisory board establish procedures for how the executive board reports to the supervisory board and for any other communication between the supervisory board and the executive board with a view to ensuring that such information about the company's business as required by the supervisory board is regularly provided to the supervisory board.	The Board of Directors has laid down detailed procedures for the Executive Board's reporting and communication to ensure that the Board of Directors continuously receives the information about the company's business, which the Board of Directors requires. In the interim between board meetings, the Board members are regularly briefed about the Group's affairs and extraordinary board meetings are called when necessary. The Board of Directors visits the company's enterprises in and outside Denmark at suitable intervals.
V. Composition of the supervisory board	
1. Recruitment and election of supervisory board members	
It is recommended that the supervisory board ensure a formal, thorough and transparent process for selection and nomination of candidates view a view to ensuring a board	The Board of Directors has a formal, thorough and transparent process for selection and nomination of candidates. In connection with the nomination of Board candidates, an ad hoc

composition that provides the competence needed to enable the supervisory board to perform its tasks in the best possible manner.	nomination committee is appointed comprising the Chairman, the Deputy Chairman and one Board member elected by the general meeting with a mandate to propose candidates to the full Board of Directors, who will then decide about the nomination of candidates to the general meeting.
As a way to achieve this, it is recommended that: • the supervisory board include a description of the nominated candidates' background in the notice convening the general meeting when the election of the members to the supervisory board is on the agenda, and that such description include information about other managerial positions and directorships held by the candidates in both Danish and foreign companies as well as demanding organisational tasks performed by the individual persons. • the recruitment criteria established by the supervisory board be stated, including the requirements for professional qualifications, international experience, etc., which in the opinion of the supervisory board, represent essential qualities with regard to the supervisory board, and that the owners of the company are given an opportunity to discuss these criteria. • every year, the supervisory board publishes a profile of its composition and provide information about any special competence possessed by the individual members that is important for the performance of their duties.	A description of the nominated candidates for the Board of Directors is attached to the notice convening the Annual General Meeting. The description is also available on www.danisco.com. The Annual Report contains a description of the recruitment criteria adopted by the Board of Directors. The following criteria in the nomination of Board candidates are emphasised: • The candidate complements the Board's existing competencies • The candidate has professional competencies that match the company's needs • The candidate has broad and international business experience • A balanced age distribution of the Board • The candidate is independent of the Executive Board and other members of day-to-day management • The candidate is not employed by or dependent on the company Information about the composition and profile of the Board of Directors is available from the annual report and on www.danisco.com. The information at Danisco's website is updated regularly.

2. *Training and introduction for new members of the supervisory board*	
It is <u>recommended</u> that new members joining the supervisory board be given an introduction to the company and that the chairman, in collaboration with each individual supervisory board member, decide whether it is necessary to offer the member in question relevant supplementary training.	By order of the Chairman, the Board members are given an introduction to the company and the sector. New Board members are offered training in relevant matters and a review and briefing at Danisco's offices.
It is <u>recommended</u> that every year the supervisory board assess whether the competence and expertise of the members need to be updated in some respect.	The Chairmanship prepares an annual evaluation. If a Board member's employment situation changes, the Chairman must be informed of this. Based on a discussion as to whether the Board member in question in such a situation is able to maintain his professional and other competencies, the Board of Directors decides on the Chairman's recommendation if the Board member should be requested to resign his directorship at the next Annual General Meeting.
3. *The number of supervisory board members*	
It is <u>recommended</u> that the supervisory board have only so many members as to allow a constructive debate and an effective decision-making process that enables all the members of the supervisory board to play an active role and so that the size of the supervisory board allows the competence and experience of the supervisory board members to match the requirements of the company.	The Board of Directors currently comprises nine members, six of whom have been elected by the Annual General Meeting.
It is <u>recommended</u> that at regular intervals, the supervisory board consider whether the number of supervisory board members is appropriate in relation to the requirements of the company.	The Board of Directors regularly considers if the number of Board members is suitable in relation to the company's needs.
4. *The independence of the supervisory board*	
In order for the supervisory board members to act independently of special interests, it is <u>recommended</u> that at least half of the supervisory board members elected by the	All the members of the Board of Directors elected by the Annual General Meeting are independent of the company and are not employed by Danisco. Independence of the

general meeting be independent persons. In this context, an independent supervisory board member elected by the general meeting may not:	company is an important criterion for election to the Board of Directors.
• be an employee of the company or have been employed by the company within the past five years. • be or have been a member of the executive board of the company. • be a professional consultant to the company or be employed by, or have a financial interest in, a company, which is a professional consultant to the company. • have some other essential strategic interest in the company other than that of a shareholder.	No member of the Board of Directors is also a member of Danisco's Executive Board or has previously been a member of the Executive Board or employed by Danisco. No member of the Board of Directors elected by the Annual General Meeting has been advisor to or had a financial or strategic interest in Danisco other than as a shareholder.
Furthermore, any person related, in terms of business or in any other way, to the company's major shareholder, is not regarded as an independent person. Family ties with persons not regarded as independent persons also imply a situation of non-independence.	No member of the Board of Directors has financial, strategic or family ties to Danisco's major shareholders or persons considered as non-independent.
It is <u>recommended</u> that at least once a year, the supervisory board list the names of the members of the supervisory board who are not regarded as independent persons and also disclose whether new candidates for the supervisory board are considered independent persons and state the grounds for such consideration.	The members of the Board of Directors elected by the Annual General Meeting are all independent of the company.
It is <u>recommended</u> that the members of the executive board of a company not be members of the supervisory board of the same company.	In accordance with the Rules of Procedure for the Board of Directors no member of the Executive Board can also be a member of the Board of Directors.
It is <u>recommended</u> that the annual report contain the following information about supervisory board members: • occupation of the individual supervisory board member. • other managerial positions or directorships	Information about the employment and other managerial positions and directorships of the individual Board members is available from the annual report and on <u>www.danisco.com</u>. This information is updated regularly. The shareholdings of the Board of Directors in

held by the supervisory board member in Danish and foreign companies as well as demanding organisational tasks performed by that individual. • number of shares, options and warrants held by the supervisory board member in the company and group enterprises as well as changes in the member's portfolio of the mentioned securities having taken place during the financial year.	the company and the buying and selling of the individual Board members during the accounting period will appear in the annual report. The Directors are not included in any share option programmes or bonus schemes.
5. Supervisory board members elected by the staff	
It is <u>recommended</u> that the individual company consider the need to explain the system of staff-elected supervisory board members in the company's annual report or on its website.	The system of staff-elected Board members is explained in the annual report and on <u>www.danisco.com</u>.
6. Meeting frequency	
It is <u>recommended</u> that the supervisory board meet at regular intervals according to a predetermined meeting and work schedule or when meetings are deemed necessary or appropriate as required by the company and that the annual meeting frequency be published in the annual report.	Seven annual board meetings are normally held according to a predetermined meeting and work schedule. Extraordinary Board meetings are held when meetings are deemed appropriate or necessary.
7. Time allocated to supervisory board work and the number of directorships	
It is <u>recommended</u> that a supervisory board member who is also a member of the executive board of an active company hold not more than three ordinary directorships or one chairmanship and one ordinary directorship in companies not forming part of the group unless in exceptional circumstances.	Note ?
8. Retirement age	
It is <u>recommended</u> that the company agree on a retirement age for members of the supervisory board and that the annual report contain information about the age of the individual members of the supervisory board.	Board members elected by the general meeting must retire from the Board of Directors no later than at the Annual General Meeting held in the calendar year in which the member in question turns 70. Information about the year of birth of

	the individual members of the Board of Directors is available from the annual report.
9. Election period	
It is recommended that members of the supervisory board be up for re-election every year at the general meeting and that the supervisory board in this connection makes special efforts to ensure the balance between replacement and continuity on the supervisory board as regards the chairmanship and the deputy chairmanship. It is recommended that the annual report state when the individual member of the supervisory board joined the board, whether the member of the supervisory board was re-elected and when the new election period expires.	*Board members elected by the general meeting are elected individually for a term of two years at the Annual General Meeting in order to achieve continuity.* The annual report contains such information.
10. Use of supervisory board committees	
It is recommended that the supervisory board consider and decide whether to establish committees, including nomination, remuneration and audit committees. If the supervisory board appoints a committee, it is recommended that such appointment take place only in connection with matters relating to specific issues for the purpose of preparing decisions to be made by all the members of the supervisory board. In the event of appointment of a supervisory board committee, it is recommended that the supervisory board draw up terms of reference for that committee setting out its responsibilities and powers. It is recommended that the company's annual report describe important issues included in the terms of reference of the individual supervisory board committee and that the annual report list the names of the members of the individual supervisory board committee as well as the number of meetings of that committee held during the financial year.	The Board of Directors may appoint committees in addition to the ad hoc nomination and remuneration committees, but so far this has not been considered expedient for the Board's work taking the size of the Board and Danisco's business into account. However, the Board has appointed a Chairmanship. The Chairmanship consists of the Chairman of the Board of Directors and one or two Deputy Chairmen. Among other things, the Chairmanship prepares the Board of Directors' annual evaluation of the work of the Executive Board and has meetings with the external auditors.

11. Assessment of the supervisory board's and the executive board's work	
It is <u>recommended</u> that the supervisory board establish an assessment procedure that regularly and systematically evaluates the work, results and composition of the supervisory board as well as the work and results of the individual members, including the chairman, for the purpose of improving the supervisory board's work and that the criteria of assessment are clearly defined. It is <u>recommended</u> that such assessment be made once a year, that the chairman of the supervisory board be in charge of this process, drawing on external support, if necessary, that the outcome be discussed by the entire supervisory board and that the supervisory board provide details of its procedures of self-assessment in the company's annual report. It is <u>recommended</u> that the supervisory board assess the executive board's work and results once a year according to previously established explicit criteria. It is <u>recommended</u> that the executive board and the supervisory board establish a procedure to assess the collaboration between the two boards at an annual meeting between the CEO and the chairman of the supervisory board and that the outcome of such assessment be presented to the entire supervisory board.	The Board has established an evaluation process. The Chairmanship evaluates on an annual basis: • The work of the Board of Directors • Performance of the individual Board members • Cooperation between the Board of Directors and the Executive Board • Performance and results of the Executive Board • Financial incentives for the Executive Board This serves as basis for the Board's discussion, evaluation and any actions to be taken. The procedure for the Board of Directors' evaluation is described in the annual report. The Board of Directors has laid down detailed procedures for the Executive Board's work and reporting to ensure that the Board of Directors continuously receives the information about the company's business, which the Board of Directors requires. The Board of Directors regularly evaluates the work of the Executive Board. The cooperation between the Executive Board and the Board of Directors is assessed by the Chairmanship once a year. The result of the assessment is presented to the entire Board of Directors.
VI. Remuneration of the members of the supervisory board and the executive board	
1. Remuneration	
It is <u>recommended</u> that the total remuneration (basic pay, bonus, price-related incentive schemes, pension schemes, severance pay and other benefits) be at a competitive and fair level, reflecting the independent performance and	The Board of Directors and the Executive Board receive a fixed annual competitive remuneration. The Board of Directors are not included in any share option programmes or bonus schemes.

value creation in the company of the members of the executive board and the supervisory board.	
2. Remuneration policy	
It is recommended that the supervisory board adopt a remuneration policy and that the company disclose the contents of such policy in its annual report.	The Board of Directors has adopted a remuneration policy. Details about the Board of Directors' remuneration are included in the annual report.
It is recommended that the remuneration policy reflect the interests of the shareholders and the company, match the specific conditions of the company and be reasonable in relation to the tasks and responsibilities of the members of the executive board and the supervisory board and that it promotes long-term behaviour and is transparent and easy to understand.	The Board of Directors believes this to be the case.
It is recommended that the remuneration policy include a statement explaining basic pay, the basis on which bonus is calculated, price-related incentive schemes, pension schemes and other benefits as well as the relationship between basic pay and such benefits.	The remuneration policy contains such information. The Board of Directors are not included in any share option programmes or bonus schemes.
It is recommended that the company's remuneration policy reporting include a statement explaining how such policy was implemented in the past financial year, how such policy is implemented in the current financial year and how the company plans to implement it in the next financial year.	The annual report contains details about the remuneration received by the Board of Directors and the Executive Board in the present financial year compared with the remuneration received in the previous year.
It is recommended that the company's remuneration policy be mentioned in the statement given by the chairman at the company's general meeting and that the remuneration of the supervisory board for the current financial year be presented for adoption at the general meeting when the annual report for the previous year is submitted for adoption.	Danisco's remuneration policy for the Board of Directors and the Executive Board is mentioned at the Annual General Meeting in the Chairman's speech. Remuneration of the Board of Directors is approved by the AGM at the company's Annual General Meeting.
3. Openness about remuneration	
It is recommended that the annual report include	The annual report contains such information.

information about the amounts of total remuneration of the individual members of the supervisory board and the executive board as well as other benefits of a material nature provided or granted to such members by the company or other companies within the same group.	
In respect of defined-contribution pension schemes it is recommended that details be provided for contributions made or to be made by the company for an executive in the relevant financial year and for defined-benefit pension schemes that details be provided for changes in benefits saved for the individual during the relevant financial year.	The Executive Board and the Board of Directors have no pension schemes in Danisco apart from the fixed remuneration. The Executive Board is entitled to a post-service salary upon retirement. Details about the individual arrangements are included in the annual report.
4. Principles for establishing incentive schemes	
It is recommended that as part of the company's remuneration policy, the supervisory board lays down principles and guidelines governing the design of incentive schemes for the company's executive board and supervisory board and that they reflect the interests of the shareholders and the company, match the specific conditions of the company and are reasonable in relation to the tasks and responsibilities of the members of the executive board and the supervisory board. It is recommended that remuneration to the supervisory board does not consist of share option schemes, but e.g. bonus schemes and shares at market price and that it be the general meeting that passes resolutions regarding incentive schemes for the supervisory board. If the remuneration of the members of the executive board consists of share or subscription options, it is recommended that the schemes be set up as roll-over schemes (i.e. options are allocated and expire over a number of years) and that the redemption price be higher than the market price at the time of allocation.	The Board of Directors discusses on an ongoing basis the principles for remuneration of the Executive Board in order to ensure a balance that encourages short and long-term value creation as well as the performance of the individual. The Executive Board of Danisco receives a fixed remuneration combined with the following: • An annual bonus of up to 50% of the fixed salary, conditional on the fulfilment of predetermined performance targets, and • Share options representing a value of approximately 50% of the fixed salary at the time of granting, calculated according to the Black-Scholes model. The reason why Danisco has adopted this form of remuneration is that it is considered to meet the requirements for a balance between retaining executive staff, providing incentive and creating value for the shareholders.
Moreover, it is recommended that the schemes be designed in a way that promotes long-term behaviour and are transparent and easy to	The Board of Directors considers the Executive Board's share option programme to be transparent and easy to understand and that the

understand (even for outsiders) and that valuation be made according to generally accepted methods.	programme promotes value creation in the long term. The valuation is calculated according to the Black-Scholes model.
5. Information about the introduction of incentive schemes	
It is recommended that the notice convening a general meeting to consider the introduction of subscription options or any other share-based incentive scheme include an easy-to-understand statement for the shareholders explaining such decision and that the statement include information about the most important terms and conditions of the scheme and list the names of the members of the supervisory board and the executive board participating in the scheme.	The Annual General Meeting does not approve the Executive Board's share-based incentive schemes, which are approved by the Board of Directors. The Executive Board is not entitled to warrants. As from the AGM in August 2007, warrants and share option programmes will be submitted to the Annual General Meeting for approval.
6. Severance schemes for the members of the executive board	
It is recommended that information about the most important aspects of severance schemes be disclosed in the company's annual report.	The annual report contains such information.
VII. Risk management	
1. Identification of risks	
It is recommended that the supervisory board and the executive board, when formulating the company's strategy and overall goals, identify the greatest business risks involved in achieving such strategy and goals.	The Executive Board is responsible for implementing effective risk management systems throughout the Group and for maintaining focus on improving the systems. The Board of Directors conducts an annual analysis of the company's strategy, overall goals and business risks.
2. Plan for risk management	
It is recommended that the executive board prepare a plan for the company's risk management on the basis of the risks identified and submit this plan to the supervisory board for approval, and that the executive board regularly report to the supervisory board to allow the latter to systematically follow the trends in significant risk areas.	The Executive Board prepares and regularly revises a plan for the company's risk exposure and reports to the Board of Directors on the handling of it. In its internal monthly reports, the Executive Board regularly reports to the Board of Directors about important risks for the company. The Board of Directors systematically follows up on developments in significant risk

	areas.
3. Openness regarding risk management	
It is <u>recommended</u> that the company's annual report include information about the company's risk management activities.	The annual report contains such information.
VIII. Audit	
1. The supervisory board's nomination of an auditor candidate	
It is <u>recommended</u> that having consulted the executive board, the supervisory board make a specific and critical assessment of the auditor's independence and competence, etc., to be used in connection with the nomination of a candidate at the general meeting.	The Board of Directors along with the Executive Board evaluate the auditors' independence and competencies before nomination to the Annual General Meeting.
2. Agreement with the auditor	
It is <u>recommended</u> that the auditor agreement and the auditor's fee be agreed between the company's supervisory board and the auditor.	The overall agreement about the scope and performance of the auditing is agreed in the audit book, which is approved by the Board of Directors. The performance of the auditing is monitored by the Chairmanship, which acts as the company's auditing committee. The auditor's fee is stated in the annual report.
3. Non-audit services	
It is <u>recommended</u> that every year, the supervisory board lay down the overall, general scope of the auditor's provision of non-audit services with a view to ensuring the auditor's independence, etc.	Auditor's fees for non-audit services are stated in the annual report. In accordance with the company's policy such services only include assistance of a financial nature, including assistance in connection with acquisitions (due diligence) and tax assistance for e.g. tax returns and advice in taxation matters.
4. Internal control systems	
It is <u>recommended</u> that at least once a year, the supervisory board review and assess the internal control systems within the company as well as the management's guidelines for and	In connection with reviewing the audit book, the Board of Directors assesses the auditor's analysis of the internal control systems within the company and the management's monitoring

supervision of such systems and that the supervisory board consider the extent to which this function is able to assist the supervisory board in this work.	of it. From time to time, it is assessed whether internal auditing is required.
5. Accounting policies and accounting estimates	
When the supervisory board reviews the annual report (or a draft of it) together with the auditor, it is recommended that particular efforts be made to discuss the accounting policies applied in the most important areas as well as important accounting estimates and that the expediency of the accounting policies applied be assessed.	The Board of Directors and the Executive Board regularly discuss with the auditor the company's choice of accounting policies and accounting estimates.
6. Result of the audit	
It is recommended that the result of the audit be discussed at meetings with the supervisory board for the purpose of reviewing the auditor's observations and opinion, possibly on the basis of the long-form audit report.	The auditor regularly reports on the progress of the auditing in an audit report submitted to the Board of Directors. The auditors participate in Board meetings at least once a year, usually in connection with the annual report.
7. Audit committee	
In companies with complex accounting and audit conditions, it is recommended that the supervisory board consider establishing an audit committee to assist the supervisory board in accounting and audit matters.	The Chairmanship makes up the audit committee and assists the auditors in accounting and audit matters. The Chairmanship meets with the auditors at least twice a year.

36.

DANISCO

First you add knowledge...

Text size: A A

Dansk

IR policy

Danisco is committed to reducing the company-specific risk by maintaining a consistently high level of information and by carrying on an active and open dialogue with investors and analysts.

We strive to provide comprehensive information to the stock market about our financial and operational performance as well as our targets and strategies.

Through open communication, we aim to ensure that the valuation of the Danisco stock reflects the company's situation and expectations.

In the financial year 2006/07 we held some 445 investor meetings in 15 countries compared with some 260 meetings in 14 countries last year, an increase of around 71%.

We see the larger number of meetings as an expression of interest in Danisco and a sign that investors increasingly seek information directly from the companies.

Printed Tuesday, 18 March 2008 from
http://www.danisco.com/cms/connect/corporate/investor+relations/investor+services/ir+policy/ir_policy_en.htm

37.

DANISCO

First you add knowledge...

Text size: A A

Dansk

Share price

Danisco's Share Monitor is an interactive tool for viewing and analysing market performance. Transaction information, graphs and calculations are dynamically updated every 60 seconds.

Danisco, 19.03.2008 16:54, DCO.CO

Last:	Change: Dkr -11,00	Volume: 254.031
Dkr 344,50	Percent Change: -3,09 %	Market cap: Dkr mil. 16857.01

Today 1 mo. 6 mo. 1 yr 3 yr 5 yr 10 yr All


420,0
400,0
380,0
360,0
340,0
320,0
800k
600k
400k
200k
0k
01.11.2007
01.01.2008
01.03.2008

Download data as Excel file

View large graph

Shares	Date (d.m.yyyy):	Analyses + Markers
☑ Danisco	19.09.2007 19.03.2008	☐ Total Return ☐ Moving Avr, per.: 20 ☑ Stock Exchange Releases ☑ Dividends
Indices	**Competitors**	**The lower part of the graph**
☐ OMX Copenhagen ☐ FTSE Food ☐ DJ Euro Stoxx ☐ DJ Stoxx sust.	☐ ABF ☐ DSM Euronext ☐ Givaudan ☐ IFF ☐ Novozymes ☐ Sensient ☐ Südzucker	◉ Volume ○ Moment., per.: 14 ○ Daily Change

Update Graph

Performance Comparison: 19.09.2007 - 18.03.2008

....

Printed Wednesday, 19 March 2008 from
http://www.danisco.com/cms/connect/corporate/investor+relations/share+information/share+price/share_price_en.htm

END